FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 28, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

1.

Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of December 31, 2005, 2004 and 2003

Independent Public Accountant´s Report

LETTER TO THE SHAREHOLDERS

To our Shareholders:

In 2005, the pace of our businesses started to reflect the synergies resulting from integration of the Petrobras group companies. Based on the integration of four companies and the centralized management of several activities, the Company got a renewed competitive capacity.

In 2005, the Company, increasingly stronger in its role of an international energy company, continued moving forward with the idea of meeting the strategic plan.  The development of the global economy, the high price of commodities (particularly oil and its by-products) and the positive evolution of the Argentine economy, with an improvement of about 9% for the third year in a row, favored the sustained growth of our operations.

However, our results did not fully reflect this favorable environment.  The prevailing vision of oil prices continued promoting the intervention of the governments of this region in the energy business.  In Argentina, it was the enforcement of an export tax scheme and regulations aimed at limiting price increases.  In Venezuela, it was the intention of the government to convert all operating agreements in force into partially state-owned companies that will be majority owned by the Venezuelan government, through Petróleos de Venezuela S.A.

The Company faced the challenges of these situations by articulating business strategies that would allow to mitigate the impacts of these decisions.  At the same time, it worked proactively with government authorities in promoting maximization of the value of its assets, as well as a sustainable development in the countries in which it operates.

Net income of Petrobras Energía S.A. went up 17.5% in 2005 to P$819 million.  The effect of the migration of Venezuelan contracts severely hit the results for the year, weakening the magnitude of operating improvement. Operating income increased 37.5% to P$2.296 billion, cumulative to the 51.4% recorded in 2004 compared to 2003.

In 2005, we launched several ambitious investments.  Supporting our vision for growth, investments totaled P$1.921 billion in 2005 accounting for a significant 60.7% increase compared to 2004.

With respect to Oil and Gas Exploration and Production, since we are aware that the search for new resources is one of our main objectives, we executed important agreements to find new opportunities for reserves.

In Colombia, we purchased a 10% interest from Petrobras in the Tierra Negra exploration block.  The meaning of this exploration project is twofold: it represents the start of operations in another country, in line with the expansion targets set for our activities and, particularly, the association with Petrobras opens up a new perspective to develop the oil and gas exploration and production business.

In Peru, we signed 3 license agreements for hydrocarbon exploration and exploitation with a 100% share.  One of them, Lote 58, located close to Camisea field and having one of the largest non-associated natural gas reserves in Latin America, has great expectations for gas and condensates.

In January 2006, we signed a very important agreement with Energía Argentina S.A. (Enarsa) to create a consortium for hydrocarbon exploration in two offshore areas located on the Argentine continental shelf.  In this business, that may become the foundation stone to develop the activity in Argentina, we will use the technology and know-how developed by Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra-deep water operations.

Having the vision of an integrated energy company, we continued expanding new business opportunities.  We differentiate ourselves on the basis of the quality of our products and services, which has made us one of the three top Argentine companies in terms of sales of liquid fuels.

Regarding fertilizers, and as partners in the sustained growth of agricultural activities in recent years, our sales of liquid fertilizers went up 12%.  We increased our competitive advantages with the production coming from the new ammonium thiosulphate plant, located in the Campana industrial area, Province of Buenos Aires.

With respect to other petrochemicals, our production of ethylbenzene hit a record (161 thousand tons) and our exports of styrene to the region increased by 30%.

In 2005, the Genelba and Pichi Picún Leufú power plants maintained their excellent performance, what makes them stand out in the Argentine and regional markets.

Our financial policy gave priority to a strict monitoring of liquidity levels to ensure we would honor our obligations and cope with our targets for growth.  Within this framework, we got financing to reduce costs, extend average life significantly and eliminate financial covenants, successfully prepaying the loans taken during the 2002 crisis.

We also want to point out the financial debt of Transener S.A. was restructured and an agreement was reached with all financial creditors to restructure the financial debt of Compañía de Inversiones de Energía S.A.  These achievements and expectations to progress in the short term in the renegotiation and restatement of rates will be a key factor to finally restructure utility companies in which we have an interest and get profits from them.

In 2005, we worked to consolidate several initiatives launched in 2004 to strengthen good practices of Corporate Governance, ensuring alignment, equilibrium and respect for the interest of all shareholders and other stakeholders.  Particularly, we made progress in implementing the requirements of Section 404 of the Sarbanes-Oxley Act that covers Petrobras Energía Participaciones S.A. in its capacity as a company registered with the U.S. Securities and Exchange Commission (“SEC”).

In line with our commitment to society, important and successful social accountability programs were followed, such as Creer que sí or  Educación Vial (Road Safety Program), as well as in-house programs for training and recruitment of young professionals and implementation of Environmental Defense Centers, novel to Latin American energy companies.  These and other actions and programs, as well as a determined and constant work to preserve the environment, speak of a company in motion, increasingly consolidated and made up by people committed to build a better future.

OUTLOOK

Fiscal year 2006 represents a horizon of new challenges stemmed from 2005 efforts and achievements.

Regarding Oil and Gas Exploration and Production, significant investments are projected to be made.  Disbursements will be focused on the development of reserves, mainly through drilling, extension of secondary recovery projects and expansion of the relevant surface facilities.  Aiming at positioning exploration as the main vehicle to replace our reserves, we will increase investments and try and get new prospects.  The process of migrating operating agreements in Venezuela will be especially considered.  Within the framework of the conditions proper to the negotiation, we will strive to maximize the value of our assets.

With respect to Refining and Distribution, 2006 brings really challenging objectives.  The Company will start executing the works scheduled in the refining master plan which aims at producing a larger amount of oil by-products and, additionally, meeting increasingly stringent quality requirements.  Regarding Distribution, current trends are estimated to be maintained in 2006, with diesel oil, gasoline and lubricant markets continuing with their relative recovery from the previous year, led by the increase in high-octane gasolines.  The Company will continue consolidating its commercial strategy to reidentify gas stations, targeting at a selective growth of new businesses focused on service, quality and image attributes.

On the petrochemical side, the Argentine market of styrene monomer and polystyrene will keep on growing, as shown so far, with good margins at international level.  The Company estimates exports to Chile will continue going up in 2006 at very good rates, which will let us gain a larger share of that market.  Additionally, estimated elastomer sales will significantly increase favored by a larger tyre production in Argentina and Brazil.  Fertilizers also have good prospects.

Regarding natural gas and Electricity, the Company projects higher prices for 2006, as a result of the application of the price path, and estimates energy demand will keep on growing steadily.

The Company estimates the new rate schedule for utilities under concession will be ready in 2006.  This will help restore the financial and economic balance of businesses and ensure their long-term economic viability. Furthermore, and acting as a key element for the company’s viability, we hope the debt restructuring agreement reached with CIESA’s creditors will be executed.

Summing up, all this activity results from a company whose members increasingly embody the principles stated in the Company’s mission, vision and values.  The teams of Petrobras Energía are made up by people who act in a safe, transparent and novel fashion and wish to contribute to the development of both the Company and the communities where it operates.  We really appreciate their work and thank them.

Macroeconomic Overview

International Context

In 2005, global economy grew at a fast pace, despite high prices for commodities in general and for energy, in particular.  The United States grew once again at about 4%, with a very good performance of investments and exports.  Imports, however, grew above forecast and increased the trade and current account deficits, making them hit a historic peak in terms of GDP.  Despite this situation and the persistence of high fiscal deficits, the US dollar clearly appreciated throughout the year when compared to other hard international currencies.  In this scenario of high growth and increased energy prices, inflation accelerated and reached an average of 3.4% and 4.9% (retail and wholesale prices, respectively).  The Federal Reserve maintained its policy of gradually increasing reference interest rates by a quarter of a percentage point each meeting, until it reached 4.25% by year-end.  On the other hand, the long-term interest rate ranged around an average of 4.30%, without any clear direction.

The other region that showed an outstanding economic performance was Southeast Asia.  Once again, China recorded growth rates higher than 9% and slightly moved towards liberalizing the exchange rate.  Japan continued strengthening its recovery on the basis of corporate investment and foreign trade.  Europe, in turn, continued growing at a slow but steady pace.

Oil

In 2005, oil prices went up for the fourth year in a row.  West Texas Intermediate (WTI) reference crude oil averaged US$56.6 a barrel up 36% compared to 2004, and hit nominal records at US$70.  The effects derived from Hurricanes Rita and Katrina in the Gulf of Mexico (USA) must be added to the logical supply and demand factors. After the hurricanes hit the area in September, a significant portion of the gas and oil supply from the region was at stake, thus affecting the balance of the USA and world markets.

Within a context of a 4.5% growth at world level, demand for crude oil only increased 1.4% or 1.13 million barrels a day, largely due to the behavior of USA and China.  While demand in USA went down 0.3% p.a. as a result of high post-hurricane energy prices, additional electricity capacity in China reduced purchases of oil and resulted in a slight increase of 0.9%.

Supply, in turn, outpaced demand once again at an annual rate of 1.7% or 1.38 million of incremental barrels a day.  This figure is mainly attributable to an increase of 0.39 million barrels a day (+0.7%) in NON-OPEC countries, a hike of 0.81 million barrels a day from OPEC (+2.8%), plus 0.21 million of barrels a day of non-conventional crude oil.  The poor performance of NON-OPEC countries resulted from production drops in North America (because of the hurricanes) and a decline in European fields, particularly in the North Sea, which was offset by comparable increases in developing countries (mostly Western Africa) and Russia.  Additionally, OPEC’s larger supply was led by Saudi Arabia and Kuwait in contrast with the low production in Iraq and the poor incremental performances of Iran, Venezuela and Nigeria.

Additions, mostly of heavy crude oil, widened the price gap between heavy oils and lighter and sweeter oils, because of the relative shortage of the latter.

Argentina

Once again Argentina showed high growth rates in 2005.  After three years of growing around 9%, the Argentine economy was able to surpass the levels recorded in 1998, before the crisis.  All GDP items went up significantly, particularly investment and imports.  Industrial production kept on growing and some sectors are close to the limit of their installed capacity.

Oil production fell for the fourth consecutive year (-5.6% accumulated in 11 months) and oil volumes processed also contracted (-1.9% accumulated in 10 months).  The domestic price of oil was ruled by agreements between producers and refiners that consider prices net of export taxes.  Despite the increase in the crude oil acquisition cost, domestic prices of fuels remained fixed in local currency as a result of a strong pressure from the government.  Domestic sales of fuel went up 8% compared to 2004, with a significant increase in premium gasoline (34%) and a decrease in regular gasoline (-15%).  Both diesel oil and high-grade gasoline increased 8%.  The government allowed imports of diesel oil with tax exemptions so as to supply the domestic market.

Gas production fell 1.6% (accumulated in 11 months), while the domestic demand for gas went up 3.7% in the first 10 months of 2005, mainly driven by residential users, CNG and thermal plants.  Gas exports went down by approximately 10% compared to 2004.  The price of gas increased several times throughout the year, as agreed in the price path implemented in 2004, and the Gas Electronic Market began operating.  Residential users have not been affected by these price increases so far.

Domestic demand for electricity went up 6% in 2005.  National supply increased similarly.  Hydraulic generation went up 13%, reaching a 39% share of total local generation.  Additionally, thermal generation increased 4% (54% of total) and nuclear generation contracted by 13% (7% of total).  Exports of electric power fell 13%, while imports grew 11%.  On account of gas shortages, gas continued being replaced by fuel oil in thermal generating plants.

Argentine exports hit a historic record of US$40 billion, although it was not enough to keep the trade surpluses of the last years, due to increased imports (around 30%).  In line with the explicit decision of the government of keeping a high exchange rate, the Central Bank systematically intervened in the foreign exchange market to prevent the Argentine peso from appreciating: it averaged P$2.92 per US dollar.  Continued purchases by the Central Bank put international reserves over US$28 billion by late December 2005.  Inflation notably accelerated in 2005 and reached 12.3% for retail prices and 10.8% for wholesale prices.  Additionally, wages showed a significant recovery in real terms, particularly in the registered private sector.  Interest rates showed a clear upward trend.  Both deposits and loans to the private sector grew at a good pace throughout the year (+17% and +38%, respectively).

Once again, the national public sector recorded a huge primary surplus (around 4% of GDP) based on high tax revenue and despite a significant increase in spending.  The administration was able to restructure the government debt in default (76% of creditors chose the swap) with a significant nominal reduction, a term extension and a reduction in interest coupons.  It also called for the first debt auction after the default.  These factors, together with an international favorable climate, helped reduce the country risk to an annual average of 450 basis points (Boden 2012).  The agreement with the IMF remained pending, although all due and payable amounts for the period were paid off.  At year-end, the government announced that the whole amount outstanding with the IMF (around US$10 billion) would be prepaid using the Central Bank’s reserves, which payment was finally done in early January 2006.

Venezuela

Within a really favorable international scenario in terms of both prices and demand for commodities, the Venezuelan economy could close 2005 with an economic expansion higher than that of other countries in the region.

In terms of aggregate demand, investment and consumption were the main growth drivers.  The first variable, measured in terms of GDP, continued increasing since it hit bottom in 2003, to close the year at around 23%.  On the other hand, consumption went up thanks to the deceleration of inflation, higher government spending, a lower unemployment rate and wage hikes.

In the oil sector, the production measured by OPEC showed a slight increase of 2.6% compared to 2004, until averaging 2,635 MM bbl/d for the year.  The prices of the Venezuelan basket averaged US$45.25 per barrel, accounting for an increase of 37% YoY.  The government promoted the conversion of 32 current operating agreements into partially state-owned companies and increased payable income taxes and royalties.

In fiscal terms, the year would have ended with a cash surplus favored by the strong increase in current revenue from the collection of VAT, oil royalties and other taxes related to the oil sector.  Additionally, extraordinary income like internal debt transactions and the 12% devaluation of the Venezuelan currency (2,150 Bolívares per US dollar in early March) made a positive contribution thanks to foreign exchange gains.  On the other hand, spending increased over 31% YoY, mainly driven by operating expenses.

With respect to foreign trade, oil exports went up significantly.  They would have closed the year growing over 50% from 2004, accounting for an 85% of the total increase in exports.  Imports also went up strongly, mainly as a result of a high elasticity to GDP growth and an inflation targeting policy that encouraged the purchase of “agriculture” and “food and beverage” goods.

The trade surplus helped the Central Bank increase reserves by 25%, until totaling over US$30 billion, while disbursements to pay external debt (interest plus principal) went slightly down compared to 2004.  Based on the favorable external conditions impacting the country, Fitch improved the rating of the Venezuelan long-term debt in foreign currency to “BB-” in November 2005, thus putting Venezuela only three steps down from “investment grade”.

Our Business´s Performance during 2005

Oil and Gas Exploration and Production

The core of Petrobras Energía’s operations is the Exploration and Production business segment: it is the first link from which the Company’s value chain grows and develops. The Company currently conducts oil and gas exploration and production operations in Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia. In addition, the Company acts as contractor in Mexico, where it also provides technical and operating support services.

Business strategy

The Company’s strategy in the Exploration and Production segment is to increase oil and gas reserves and production in order to secure the Company’s sustainable growth. In line with this strategy, the Company’s business goals are the following:

*   Increasing oil and gas production by capitalizing on its experience and presence in almost all    Latin American oil producing countries.

*     Optimizing its investment portfolio balancing exploration projects with development projects.

Major achievements of the year

*    Operating integration with Petrolera Santa Fe S.R.L.’s and Petrobras Argentina S.A.’s      assets.

*    Over 50% increase in investments.

*    47% increase in production in Ecuador to 9 thousand boe/d.

*    12% growth in oil equivalent production in Peru.

*    Execution of a Memorandum of Agreement for the creation of a consortium to be engaged in hydrocarbon exploration, development, exploitation and commercialization in two offshore areas located on the Argentine continental shelf.

*    Acquisition of a 10% interest in the Tierra Negra exploration block, representing the start of operations in Colombia.

Production

In 2005, Petrobras Energía S.A.’s oil and gas production declined 6% to 171 thousand boe/d. Excluding the retroactive effects of the merger, oil and gas production volumes climbed to 4%.

Production of oil equivalent in Argentina dropped 11% (7% increase excluding the retroactive effects of the merger), to 92 thousand boe/d.

The successful results of drilling activities in Block 18, along with the construction of the necessary infrastructure, derived in a 47% increase in oil production in Ecuador to 9 thousand boe/d.

In Peru, the Company increased production of oil equivalent by 12% to 14 thousand boe/d as a result of a higher level of drilling activities that exceeded expectations.

In Venezuela, production declined as a consequence of the significant cuts in the investment plan for the Oritupano-Leona area established by Petróleos de Venezuela (PDVSA) at the time of approval of 2005 fiscal year budgets. This resulted in a 7% drop to 48 thousand boe/d.

Capital Expenditures

Petrobras Energía’s capital expenditures, both in production and exploration activities, totaled approximately P$1,530 million in 2005, accounting for a 53% increase compared to P$1,005 million in the previous year.

Most of these expenditures were directed at maintaining production, with priority given to countries and products offering higher contribution margins. In 2005, 348 producing and injection wells were drilled and 369 units were repaired.

-    Argentina

As a result of the merger with Petrolera Santa Fe S.R.L. and Petrobras Argentina S.A., operations at Atamisqui, Refugio Tupungato, Sierra Chata and El Mangrullo oilfields were integrated into Petrobras Energía’s operating structure and standards. In addition, Aguaragüe, Atuel Norte, El Tordillo and La Tapera-Puesto Quiroga were incorporated as areas not operated by the Company.

This integration created a synergy that allowed the Company to optimize its technical and operating resources – mainly at the Neuquén Basin— and have a presence at all the country’s producing basins.

During 2005, Petrobras Energía developed an intense activity level: 265 producing and injection wells were drilled and 281 workovers were completed.

At the Neuquén Basin – where the Company drilled 179 producing and injection wells and completed 106 workovers – activities were focused on two goals: expanding secondary recovery projects through water injection, on the one hand, and completing primary development to maintain production levels and offset the decline in mature fields caused basically by increased water flows. With a view to increasing gas production potential, the Company conducted studies to update the reservoir model in the El Mangrullo area and started works for this area to become operational in 2007.

At the Austral Basin, the Company drilled 18 producing and injection wells and completed 12 workovers. Likewise, infrastructure works were performed for the start-up of the Interconnection Project that will allow, as from 2006 first quarter, to transport in an integrated manner gas and condensate reserves from La Porfiada, La Paz and Boleadoras oilfields to the Gral. San Martín gas pipeline. In addition, the Company completed construction of the Mercury Removal Plant for oil treatment in the Santa Cruz I area. This plant —that will allow to reduce mercury content in oil and improve commercialization conditions- will start operations in February 2006.

-   Venezuela

Review and migration of operating agreements to partially state-owned companies boosted by the Venezuelan government during 2005 limited the expected development of operations in Venezuela. In this process, through several initiatives PDVSA exerted a strong pressure to foster migration of the operating agreements in force. Among other actions, PDVSA established major cuts in the investment plan for the Oritupano-Leona area and restrictions on the reception of oil production.

Within this framework, in 2005 the Company drilled 21 wells and completed 60 workovers, mainly at Oritupano-Leona and La Concepción fields.  Accumulated production at the Oritupano-Leona field during the first quarter of the year exceeded the 155 million barrel production level. As a consequence and in accordance with the operating agreement in force, an additional compensation was recognized on incremental production.

-    Ecuador

In January 2005, the Company entered into a preliminary sale and association agreement with Teikoku Oil Co. Ltd., whereby, subject to approval by the Ministry of Energy and Mines of Ecuador, it will transfer a 40% interest in Blocks 18 and 31, and 40% of its rights and obligations in the transportation agreement with Oleoducto de Crudos Pesados (OCP).

Production from Block 18 significantly increased as a result of drillings and works performed by the Company: 11 development wells were drilled and  3 workovers were completed with very good results; the 12-inch, 15.6 km-long export pipeline was built; expansion of the temporary processing plant was completed and construction works started in connection with the definitive processing plant aimed at increasing capacity to 40 thousand boe/d.

As regards Block 31, development works continued. The Company built a pier on the southern border of the Napo river and a 12.7 km access road. Due to limitations imposed by the Ministry of the Environment in Ecuador (MAE) relating to works within Parque Nacional Yasuní, works were temporarily suspended. Petrobras Energía Ecuador, MAE and the Ministry of Energy and Mines of Ecuador are working to agree on a new development plan for Block 31. Based on the proposal submitted by the Company, the new development project associated with the Apaika and Nenke fields will minimize impact on Parque Nacional Yasuní. The Company will use cutting-edge technology in connection with oil production and environmental protection, this certainly being an example of integration between oil production activities and nature.

-

Peru

The Company’s activities in Lote X were focused on extending primary development and projects dealing with secondary recovery through water injection. These goals exceeded previous years’ levels and expectations. In Lote X, the Company developed a program involving 50 well drillings, 125 workovers, 49 well reactivations and 23 conversion of wells into injection wells.

Exploration

-   Argentina

Petrobras Energía considers exploration as the most important vehicle for  reserve replacement. In line with this vision, during 2005 the Company performed seismic and drilling activities and developed a process involving a constant search for new opportunities with a view to building a portfolio of exploration projects consistent with the Company’s goals.

In Argentina, the Company completed a 456 km2 3D seismic survey in the Santa Cruz I area at the Austral Basin, and a 513 km2 survey at the Neuquén Basin in the Veta Escondida and Rincón de Aranda areas. A total area of 1,206 km2 was surveyed using 3D seismic (a technology used to enhance drilling success rates and improve definition of exploratory prospects).

At the Austral Basin, 8 exploratory wells were drilled and tested, of which 4 —located at Estancia Agua Fresca and Puesto Oliverio— proved to be successful. Two wells are currently being drilled at the Neuquén Basin in the Puesto Zúñiga and Cuesta del Toro areas, and one well is being drilled at the Austral Basin in the El Campamento area.

In January 2006, the Company and Energía Argentina S.A. (Enarsa) signed a Memorandum of Agreement whereby a consortium was created for the exploration, development, production and commercialization of hydrocarbons in two offshore areas located on the Argentine continental shelf, approximately 250 km east of the city of Mar del Plata (Province of Buenos Aires), at depths ranging from 150-200 m to 3,000 m. Petrobras Energía will apply the technology and know-how developed by Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra-deep water operations.

-   Peru

The Company entered into license agreements for hydrocarbon exploration and production in Lote 58 and Lote 110 at the Ucayali Basin (adjacent to Camisea) and in Lote 112 at the Marañón Basin.  Perupetro has recently awarded Petrobras Energía del Perú S.A Lote 117 located at the Marañón Basin.

In November, the Company entered into an agreement with Occidental for the assignment to Petrobras Energía de Perú S.A. of 30% of the rights in the License Agreement for Hydrocarbon Exploration and Production in Lote 103. The assignment is subject to approval by the governmental authorities and the Company is negotiating the joint operation agreement with Occidental and the other partner, Repsol.

-    Colombia

Petrobras Energía acquired a 10% interest in the Tierra Negra Block from Petróleo Brasileiro S.A. – Petrobras, who operates the block with a 60% interest. This exploratory Project represents the start of the Company’s operations in Colombia and helps enhance diversification of the asset portfolio and growth in the Region, has a high reserve potential and is located in an area adjacent to the main oilfields and pipelines in Colombia. Entry into Colombia in association with Petrobras, already having major operations in that country, opens up new prospects for the development of Petrobras Energía’s exploration and production businesses.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2005, liquid hydrocarbon and natural gas proved reserves, audited by Gaffney, Cline & Associates, totaled approximately 760 Mmboe (538 million barrels of oil and 1,331 billion cubic feet of gas). This accounts for a 4% increase compared to reserves certified as of December 31, 2004 (2.5% for liquid hydrocarbons and 23.6% for natural gas).

During 2005 fiscal year, a net addition of reserves of approximately 28 Mmboe was recorded as detailed below:

*    95 Mmboe were added as a result of the merger of Petrolera Santa Fe S.A. and Petrobras Argentina S.A.

*     19 Mmboe were added (mostly from drillings in Argentina and Venezuela) through extensions of known accumulations which allowed for the expansion of the proved area.

*    Technical reviews resulted in a 14 Mmboe reduction mainly attributable to adjustments in gas projects which derived in a drop in reserves at the Austral Basin in Argentina. This was offset by additions resulting from successful drilling projects in Peru.

*     A 9 Mmboe drop was recorded as a result of adjustments in secondary recovery projects in the Neuquén Basin in Argentina.

*      Production totaled 63 Mmboe.

Liquid hydrocarbons and natural gas account for 71% and 29%, respectively, of total proved reserves. Sixty per cent (60%) of total proved reserves are located outside of Argentina. This percentage was lower compared to previous year due to the acquisition of Petrolera Santa Fe S.R.L.’s and Petrobras Argentina S.A.’s reserves.

As of December 31, 2005, we had total oil and gas proved reserves equal to 12.1 years of production at 2005 oil and gas production levels.

As of December 31, 2005, estimated proved oil and gas reserves attributable to operations in Venezuela amounted to 269 Mmboe, accounting for 35.4% of the Company’s total reserves. As of December 31, 2005, estimated proved reserves attributable to operations in Venezuela were calculated on the basis of the contractual structure in force as of that date. The Company has undertaken a migration process as to its operations in Venezuela implying conversion of the operating agreements in force into partially state-owned companies that will be majority-owned by the Venezuelan Government, through Petróleos de Venezuela S.A. As of the date of the financial statements, there is no accurate data available on the definitive terms and conditions relating to conversion of operating agreements. That notwithstanding, based on the framework of provisional agreements and the present state of negotiations with PDVSA, the Company estimates that said conversion will result in a drop in reserve volumes.

Likewise, as of December 31, 2005, estimated proved reserves attributable to operations in Bolivia were certified under the agreements and the regulatory framework in force as of December 31, 2005. However, as stated by the new Government that took over in January 2006, the regulatory framework governing operations in Bolivia may be subject to changes that may adversely affect the Company’s reserves.

Hydrocarbon Transportation

Oleoductos del Valle S.A. – Oldelval

During 2005, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 65.4 MM barrels per year, accounting for a 1.6% slight drop compared to the previous year. In 2005, the flow rate of crude oil pumped into the pipeline by the Neuquén Basin producers reflected a drop in line with the natural decline in the production profile of the basin fields, offset by lower exports to Chile through the Trasandino Oil Pipeline.

For the purpose of securing the system’s reliability, Oldelval performed several maintenance works. Major investments include programs relating to tanks, turbines and replacement of sections.

Refining and Distribution

Through the Refining and Distribution business segment, Petrobras Energía moves towards vertical integration of its operations as a tool to capitalize on its significant hydrocarbon reserves. The Company’s refining and distribution operations – both in Argentina and Bolivia— are the necessary link in the business value chain which starts with crude oil exploration and ends with full customer service at the gas station network.

Business strategy

The Company’s strategy in the Refining and Distribution segment is to grow with a balanced crude oil-refined products-logistics-commercial chain with quality-differentiated products and services.

Major achievements of the year

*     The Refining Master Plan started, aimed at enhancing quantity and quality in the production of oil derivatives.

*     Petrobras Energía consolidated among the first three companies in the country that markets liquid fuels.

*     With Podium, the Company’s share of the premium gasoline market grew 2%.

*     Gas stations reidentified under the Petrobras brand reached 60%.

*-   The Company maintained a leadership position in the unregulated asphalt and Bunker markets and increased by 12.5% sales volumes of its Lubrax lubricant line.

Refining Division

The year 2005 was highly profitable for Petrobras Energía: it combined production capacities of the refineries Ricardo Eliçabe (located in Bahía Blanca, Province of Buenos Aires) and San Lorenzo (located in San Lorenzo, Province of Santa Fe) which, taken together, reached a refining capacity of 68,200 bbls/d.

Bahía Blanca Refinery

The scheduled shutdown and subsequent start up were successfully performed at the Bahía Blanca Refinery. The shutdown lasted 35 days and as a consequence of the repair and maintenance works performed the refinery was in excellent conditions to resume oil by-product production activities on a 24 hour 365 day basis. The shutdown was also used to install a new steam generation system to improve the energy consumption rate.

In 2005 the Bahía Blanca Refinery started to refine Cañadón Seco crude oil which is transported by tankers from the fields located in the north of the Province of Santa Cruz. The Refinery’s dependence on the Medanito crude oil thus becomes relative. This crude oil offers better quality and yield but has started to show signs of lower availability given the declining nature of the Neuquén Basin. In 2005 the Bahía Blanca Refinery processed 212,000 barrels of Medanito crude oil.

San Lorenzo Refinery

In 2005, the San Lorenzo Refinery started works to increase its crude oil processing capacity by 2,000 cubic meters per day (12,580 barrels per day). As a result, the refinery current installed capacity of 37,700 barrels of oil per day will climb to over 50,000 barrels per day. Works will be completed during the first half of 2006.

In addition, during 2005 and as a result of higher operating efficiency, crude oil volumes processed at the San Lorenzo Refinery increased by 10% and diesel oil production volumes rose 12% compared to 2004.

In line with a growing market demand, two new tanks were added to the Refinery to formulate increased volumes of Podium gasoline, the first 100- octane gasoline produced and marketed in the Argentine market.

Refining Master Plan

The formal start of the Refining Master Plan (RMP) represented another milestone for the Refining area in 2005. This project encompasses a significant number of works aimed at expanding and revamping the installed capacity with a view to producing an increased quantity and quality of oil by-products.

Studies involving selection of the technology to be applied to the hydroprocessing units at the Bahía Blanca and San Lorenzo Refineries were completed during the year. In addition, works envisaged in the second stage of the project were completed by 75%.

The construction stage of the RMP Project is estimated to be completed by 2009. By that time, the Company’s own production of diesel oil will have increased by almost 40% and its fuels will have met the most stringent standards relating to sulfur content in diesel oil and sulfur, benzene and aromatics content in gasoline.

Distribution Division

Liquid Fuels

The Argentine market of liquid fuels (gasolines and diesel oil) grew for the second year in a row: sales volumes increased 7.9% during 2005 compared to 2004 and slightly surpassed volumes achieved in 1998. Domestic demand for diesel oil grew about 7.5% to above 12 MM cubic meters, in line with the Argentine macroeconomic indicators and the economic recovery started in 2003 after a four-year demand shrinkage. Domestic demand for gasoline, in turn, reached 3.7 million cubic meters, accounting for an 8.9% growth compared to the previous year. The positive evolution of gasolines with an octane rating of over 95 is worth a mention while gasolines with an octane rating below 85 continued with a sustained drop as in the last four years. In this way, the downward trend exhibited by gasolines boosted by the growth of compressed natural gas (CNG) as substitute fuel, reversed for the second year in a row.

Several factors drove the recovery in liquid fuels. First, the 17% increase in the price of CNG at the pump during 2005. Second, the uncertainty as to gas supply availability at gas stations. Another key factor in driving recovery was price stability at the pump. In this respect, the government maintained crude oil export taxes to maximize the volume refined in the country and avoid the passing through of increased oil prices to prices at the pump.

In 2005, Petrobras Energía’s domestic sales of light fuels totaled 2.24 million cubic meters, setting a historical record that allows the Company to consolidate its position among the three top-ranked fuel marketers.

In the gasoline segment, sales volumes went up 6.8%. Petrobras Energía’s market share remained unchanged compared to 2004 considering Eg3 and Petrobras Energía as a whole, and reached 14.5%.

Regarding the diesel oil market, the Company’s sales volumes grew 4.4%, with a market share of 14.2% (slightly lower than the 2004 market share held by the companies, considered individually).

Podium: superior performance

In 2005, Podium —Petrobras Energía’s premium gasoline and the first 100-octane gasoline in the Argentine market— offered the best performance within its category. While growth of premium gasolines in Argentina reached 34.1% YoY, Podium sales grew 66.5%.

Created jointly by the Company’s technicians and technicians from Petrobras Brazil, Podium is produced at the San Lorenzo refinery, in Santa Fe, and is distributed on an exclusive basis throughout the country.

Podium contains multifunctional additives to help keep the engine clean.  Podium meets the highest quality and environmental safety standards, having been awarded quality certifications by the Petrobras Research Center (CENPES) in Brazil and the South West Research Institute in Houston, United States.

Since it was launched in 2004, Podium was well received by the Argentine market. This is evidenced by the market share growth of almost 2% (from 7.8% to 9.7%) exhibited in Petrobras Energía’ segment of fuels of high quality, power and cost.

Gas stations

In 2005, Petrobras Energía continued pursuing its business strategy involving the development and growth of Petrobras’ image across gas stations under the flag of Eg3 and SL-San Lorenzo. Throughout 2004, 120 retail outlets were reidentified under the Petrobras brand, reaching 450 gas stations —of a total of 746— with Petrobras colors. In addition, Petrobras’ image was developed in 20 Agro-centers, retail outlets designed to meet the needs of the agricultural sector. This achievement supports the good value perception of the Petrobras brand among consumers in the market.

Business actions also encompassed the reorganization of the Gas Station Network which aimed at closing low profitable retail outlets, detecting opportunities to acquire well located retail outlets, with good sales volumes and potential, and registering them under the Company’s flag.

The development of Spacio 1 convenience stores represents another milestone in 2005 in line with the Company’s business strategy. In the first stage, the Company customized the convenience stores located in the Gas Stations owned by the Company. The Company currently has 18 stores, 8 more compared to 2004.

Asphalts

In 2005, the Argentine asphalt market grew 23.2% reaching sales volumes of 400 thousand tons. This market covers asphalt cements (84%) and a variety of asphalt specialties (16%) such as diluted asphalts, asphaltic emulsions and polymer-modified asphalts.

Petrobras Energía consolidated its leading position in this recovering market —one of the most profitable downstream markets — with a 40% market share. This achievement results from the integration of the activities developed by the Petrobras Group member companies in Argentina, which led to a 2% rise in the market share held by them on an individual basis.

In addition, for the third year in a row, Petrobras Energía sold polymer-modified asphalts. Total sales volumes reached 2.0 thousand tons, a remarkable volume considering a total domestic market of approximately 8.2 thousand tons.

Additionally, the Company maintained its leading position in the asphalt market of bordering countries (Bolivia and Paraguay) and started dispatches to other markets such as Uruguay and Chile. During 2005, exports totaled 26.3 thousand tons.

Petrobras Energía is one of the few oil companies in Argentina with own facilities for the production of asphalt specialties. This unique feature has enabled it so supply asphaltic products for many of the most important road construction works in the country.

Lubricants

In 2005 Lubrax —Petrobras Energía’s line of lubricants — set a historical record with sales of 25,349 cubic meters of lubricants in the Argentine market, accounting for a 12.5% increase in volumes and a market growth of 2.8% YoY. Lubrax market share also increased about 1% compared to 2004 and closed at an average of 8.8%.

In order to meet the needs of the different business segments, the Company launched to the market new products designed to meet the most stringent specifications, such as Lubrax Extra Turbo+. It also introduced high quality products (in 4-liter containers) such as Lubrax Sintético and Lubrax Tecno.

Bunker

In 2005 Petrobras Energía also consolidated its leadership in the Bunker segment (production and provision of marine fuels and lubricants). The Company’s annual sales increased 67.3% while the market grew 46.8%. As a result, Petrobras Energía’s share of the bunkering market reached 50.6%, thus becoming the top-ranked company in the sector.

Petrobras Bolivia Refinación S.A. – PBR

During 2005, PBR showed a significant economic performance and achieved historical results, mostly boosted by the international price scenario and discounts in crude oil and gasoline exports.

The Company hit record levels of crude oil processing, averaging 39.8 thousand barrels per day. Diesel oil production set a record at an average of 55.5 thousand cubic meters per month, and lubricant production averaged a monthly record of 1.16 thousand cubic meters.

As regards sales, the following products reached significant levels: diesel oil volumes were similar to those in 2004 with monthly average sales of 54.5 thousand cubic meters and reconstituted crude oil set a sales record of 269 thousand barrels per month. In the domestic market and through PBD subsidiary, the market share rose to about 30%, being worth a mention the record sales volumes of imported diesel oil at an average of 11.8 thousand m3 per month. This resulted in a major positioning reflected in quality and coverage service to customers at its 104 gas stations, of which 12 were added during 2005.

Refinería del Norte S.A. – Refinor

During 2005 Refinor achieved an excellent business performance.

In 2005, fuel sales volumes in the domestic market were 3.9% higher compared to 2004, mainly as a result of increased diesel oil sales that met a growing demand. In 2005 the company’s market share in terms of motor gasoline and diesel oil sales in its area of influence in the northern region of Argentina was 20.7% and 19.8%, respectively. Considering the size of its Service Centers network, Refinor continues to be the second oil company with the highest number of retail outlets in the Region.

As regards the foreign market, fuel sales increased 7.5% compared to 2004, primarily due to increased sales of virgin naphtha to Brazil.

LPG sales volumes exhibited a 1.4% slight decline.

During 2005 Refinor’s installed capacity usage remained high at about 97.86%, with 19.1 million cubic meters of gas processed per day. This achievement results from two works performed, even overcoming the restrictions imposed by the energy crisis in Argentina: the Pocitos – Campo Durán gas pipeline and the interconnection of the Madrejones gas pipeline, though which Refinor was connected to the gas network of the neighboring country. Crude oil processing slightly grew 3% to 17.9 thousand bbl/d.

Petrochemicals

The Petrochemicals business is a key component in Petrobras Energía’s strategy of vertically integrating its operations. The Company produces a wide array of products such as styrene, polystyrene, synthetic rubber, fertilizers and polypropylene both for domestic and export markets. The Company’s petrochemical operations are performed both in Argentina and Brazil. Petrobras Energía has the region’s largest installed capacity to produce styrene and polystyrene, this providing a higher flexibility in customer service. Petrobras Energía is the only liquid fertilizer producer in the region.

Business strategy

The Company’s strategy in the Petrochemicals segment consists in:

*   Taking advantage of current conditions in the styrenics market by increasing supply;

*    Maximizing the use of the Company’s own raw materials;

*  Consolidating the fertilizer business which uses natural gas and therefore adds value  to this business.

Major achievements of the year

*   Total styrenics sales volumes in Argentina rose to 231 thousand tons, 18% higher compared to previous year.

*   Innova set a sales record of 118 thousand tons of styrene, 16% higher compared to 2004.

*   The Puerto General San Martín plant achieved a record production of 161 thousand tons of ethylbenzene.

*   Synthetic rubber marginal contribution grew 36%.

*   Liquid fertilizers sales volumes increased 12%.

*   Supply of liquid sulfur produced by the Company at the Ammonium Thiosulphate Plant.

Argentine Styrenics Division

Styrenics

Petrobras Energía consolidated its position as regional leader in the styrene business. Through its Argentine Styrenics Division, the Company accompanied the recovery in the Argentine market and increased its share in other Latin American countries: exports rose 29% to 16,600 tons.

Sales volumes of styrene monomer increased approximately 9% to 46 thousand tons, with a 30% increase in export volumes. In 2005, production interruptions at the polystyrene plant resulted in a styrene volume surplus, mainly sold in export markets.

Ethylbenzene sales volumes totaled 43 thousand tons in 2005 and 9.5 thousand tons in the previous year. The start up in October 2004 of the San Lorenzo ethylene plant had a significant impact in this respect. The higher availability of raw material allowed to expand the production capacity of the Company’s ethylbenzene plant located in Puerto General San Martín from 116 thousand tons to 180 thousand tons per year. This additional capacity allows the Company to make full use of the installed capacity of its Puerto General San Martín and Innova styrene plants. The Company thus grows in the business value chain and expands product offering, increasing its share in the plastic raw material market.

With a view to maintaining its leading position in the region, in 2005 Petrobras Energía approved a project to expand styrene production capacity at the Puerto General San Martín complex. This project will lead to an increase in the plant production capacity from 110 to 160 thousand tons per year in 2006. Thus, the Company will be able to increase product offering and meet the regional market deficit, currently met by imports.

Polystyrene

In 2005, polystyrene sales volumes grew approximately 4% to 52 thousand tons, with a 5% increase in the domestic market. In foreign markets, even though growth declined to 1%, changes were made in the export mix, with a higher volume of dispatches in the region and lower sales to European markets. This had a positive impact on the contribution margin.

The plant operating availability was limited by trade union conflicts occurred throughout the year. As a result, polystyrene production dropped by 7% compared to 2004. In answer to this situation and evidencing the integration of operations, polystyrene was imported from Innova to ensure regular product supply.

With a view to expanding the field of application of polystyrene to replace other competing materials, the Company worked jointly with customers in the development of new product applications. The development laboratory particularly worked on the optimization of techniques aimed at enhancing the knowledge of our polymers and of our customers’ applications in order to improve the properties of our materials and their competitiveness in the market by optimizing the cost-service equation.

Bi-oriented polystyrene (BOPS)

Due to a favorable price scenario with high prices and increased sales volumes, 2005 was the best year for the BOPS business in terms of marginal contribution.

The BOPS plant operated at maximum capacity and slightly exceeded the excellent production level of previous year. Total sales volumes climbed to 13 thousand tons, of which 92% was exported to USA, Europe and South America.

Rubber

During 2005, rubber sales volumes dropped approximately 13% to 53 thousand tons compared to 2004. This was attributable to the negative impact of the Company’s policy involving rebuilding of inventory levels, the decline in exports driven by an increased product supply at international level, customers’ high stock levels towards the end of the year and a lower demand from the Brazilian market.

In the domestic market, the Company maintained its leadership position in the elastomer market: sales rose by 3%. Rubber marginal contribution was 36% higher compared to the previous year, as a result of a sales mix improvement: priority was given to regions offering higher profitability despite lower sales volumes.

With a view to capitalizing on the business opportunities offered by a rapidly expanding regional market, particularly due to the growth in the tyre segment, and with better margins in the international market due to a limited supply, the Company made capital expenditures that will enable it to expand the production capacity by 4 thousand tons per year to 59 thousand tons per year.

Innova S.A – Innova

In 2005, the behavior of the styrene and polystyrene markets in Brazil was different: the former increased 4% while the latter declined 5%.

In this context, Innova maintained its position as the leading styrene and polystyrene producer and marketer in Brazil, with a combined market share of approximately 38%. In the styrene business, Innova had record sales of 118 thousand tons per year.

Innova was also able to increase its businesses in foreign markets. Exports grew 44% compared to 2004, with volumes mostly directed to Africa and the USA.

Innova continued implementing its business strategy directed at developing new products and solutions jointly with customers to which it delivers high added value in terms of technical assistance. In addition, its most important and demanding – in terms of suppliers’ qualifications – customers approved the new polystyrene compounds.  Innova was granted a Quality Supplier award by one of these customers, Sherwin Williams.

Projecting sustained growth of its operations and with a view to consolidating its leading position in an increasingly competitive regional market, in 2006 Innova will make investments to build a new ethylbenzene plant, with an initial production capacity of 235,000 tons/y.

Fertilizers

In 2005, the fertilizers market in Argentina showed a break in growth. After an increase of approximately 17% in 2004, the fertilizers market for agricultural crops dropped about 2% by the end of the year, particularly exhibiting an 11% decline in the nitrogen fertilizers market. As a result of  reduced corn and wheat sown areas (both crops accounting for about 70% of the demand), the drought in several areas at the time of fertilization, increased costs in some fertilizers and lower prices for grains, growth expectations were reversed.

Total sales volumes dropped approximately 6% as a result of the decline in resale volumes. Liquid fertilizers growing share of the product mix, with a 12% growth in 2005, offset this decline in terms of gross margin. This achievement is attributable to the significant investments made to consolidate storage and distribution logistics.

The increase in sales volumes was accompanied by a 35% rise in liquid fertilizers production to 334 thousand tons per year, reflecting a 19% growth in UAN production (the world’s most widely used nitrogen fertilizer), to 261 thousand tons, and the start of production operations at the new thiosulphate plant in November 2004, which contributed an aggregate production of 44 thousand tons of sulfur fertilizers.

In line with the development strategy associated with liquid fertilizers, the Company made great progress in connection with the potassium thiosulphate project, which includes the start up of a production plant at the Campana complex by mid 2006. Production of thiosulphate potassium offers several competitive advantages: it requires low capital expenditures and has a strong synergy with the production of ammonium thiosulphate, improves the liquid fertilizer technological portfolio devoted to regional intensive crops, and also opens up prospects for the production of water treatment industrial products.

As a result of growth opportunities, major capital expenditures were envisaged including, among other, construction of a river terminal and associated development for the production of super simple phosphate, a fertilizer for soybean production.

Petroquímica Cuyo S.A.

Petroquímica Cuyo S.A.’s polypropylene production at the Luján de Cuyo Plant (Mendoza) amounted to 85.6 thousand tons. This volume was adversely affected by lower gas availability resulting from maintenance works at the refinery that supplies gas to the plant. During this shutdown, Petroquímica Cuyo made major capital expenditures to improve the distillation stage with a view to increasing production capacity.

Sales volumes remained unchanged compared to previous year. As regards polyolefins, a substance used to manufacture a wide variety of products ranging from disposable products to household appliances, sales volumes of “CUYOTEC” Special Polyolefins increased both in the domestic and export markets.

Gas and Energy

The Gas and Energy segment serves to link the Company’s energy businesses.

The Company provides oil, gas and LPG brokerage services to producing companies who prefer outsourcing oil, gas and LPG sales. This business enables the Company to position itself as a major commercial service provider since it assists clients not only in sales but also in logistics, foreign trade and market knowledge. In addition, the Company was awarded the license to transport, through Transportadora de Gas del Sur S.A. (TGS), gas in the south of Argentina where it also processes and markets natural gas liquids.

In the electricity business, Petrobras Energía is engaged in all the industry segments: generation, transmission and distribution. Thus, the Company is positioned as a major player in the Argentine electricity market. Electricity generation allows the Company to accelerate the monetization of gas reserves. Electricity transportation and distribution provides the Company with new growth opportunities, adding value through the sale of power and energy services to end users as well as through the development of cutting-edge technology.

Business strategy

*    Focusing on electricity generation to accelerate the monetization of gas reserves.

*    Restoring profitability to regulated businesses.

*    Developing new marketing opportunities by realizing synergies with other business segments.

Major achievements of the year

*  TGS and the Argentine government carried out a project involving expansion of TGS’s gas transportation system. TGS managed the Project and is currently in charge of the operation and maintenance of the new facilities.

*   The performance of power plants (Genelba Thermoelectric Power Plant and Pichi Picún Leufú Hydroelectric Complex) makes them stand out in the Argentine market for their high reliability and efficiency.

*   CIESA, TGS’s controlling company, entered into an agreement to restructure its financial debt to all its financial creditors, subject to approval by the Argentine Regulatory Entity for Gas and Comisión Nacional de Defensa de la Competencia (Argentine Antitrust authorities).

*   Transener restructured its debt and agreed with the Utilities Contract Renegotiation and Analysis Committee (UNIREN) a rate adjustment as part of the concession contract renegotiation process.

*   Edesur and UNIREN signed a Memorandum of Understanding as part of the concession contract renegotiation process.

Gas

Marketing

Petrobras Energía continued providing oil, gas and liquefied petroleum gas (LPG) brokerage and trading services in order to expand production business opportunities.

During 2005, sales volumes in Argentina for gas produced by the Company and imported gas totaled 260.9 million cubic feet per day. Liquid sales volumes totaled 267.1 thousand tons. The Company sold 18 million cubic feet per day under the gas and LPG brokerage modality.

Transportadora de Gas del Sur S.A. – TGS

TGS’s sustained recovery from the 2001 crisis continued. In 2004 TGS was able to emerge from the default declared as a result of the dramatic effects of the Public Emergency Law and in 2005 TGS started to reduce its debt. As regards operations, TGS continued providing transportation services with no service interruptions despite the increased demand for gas, as a result of its constant effort to secure safety, reliability and quality standards in terms of maintenance of the transportation system.

In the regulated segment, in 2005 the company’s average daily deliveries increased approximately 5% to 64.6 million cubic meters. In terms of sales revenues, the gas transportation segment maintained last year’s proportion with respect to the unregulated segment and reached 44% of total revenues for 2004 and 2005, compared to 47% in 2003.

Firm transportation capacity increased about 4.7 million cubic meters per day to 68.3 million cubic meters per day, as a result of the transportation system expansion. However, the regulated segment was not able to regain  profitability due to the need to adjust rates after the major devaluation and inflation process of the last years.

During 2005, progress was made in this respect including a public hearing and the submittal of proposals by UNIREN. These proposals were answered by TGS. However, several matters are to be defined before reaching a final agreement, an essential step to start restoring the regulated business value.

Due to the lack of key definitions and considering a growing demand for natural gas, the Argentine government implemented the trust concept to finance the system expansion, thus changing the paradigm of the investment process in the utility sector. Petrobras Energía jointly with TGS supported and facilitated an agreement to increase the capacity of the San Martín oil pipeline by approximately 2.9 million cubic meters per day through the laying of 509 km of additional pipes for 2005 winter. The trust fund provided US$311 million out of a total of US$351 million while TGS invested approximately US$40 million.

Development of the unregulated business segment remained favorable for TGS in 2005, accounting for 56% of total revenues and boosting cash generation. The natural gas liquids (NGL) production and marketing segment was positively impacted by high international prices which remained constant throughout the year, partially offset by lower volumes processed.

As regards the other services provided in the unregulated segment, the company undertook new projects relating to upstream services and entered into new long-term agreements for the sale of the telecommunication system remaining capacity.

Electricity

Generation

In 2005, the demand for energy rose 6.4%. This growth was mostly covered by thermal generation (53%) and partly by hydraulic and nuclear generation and imports (38%, 7% and 2% respectively).

Genelba Thermoelectric Power Plant

In 2005, Genelba Thermoelectric Power Plant operated with a 96.53% reliability level and a 93.8% availability factor. The latter was affected by scheduled major maintenance works during the year.

As a result of its excellent performance, the Power Plant stands out in the Argentine electricity market for its high reliability and efficiency. The Power Plant is recognized as one of the combined cycle electric power plant with highest availability. Along these lines, in 2005 it had a 5% share of total power generation for the year and a 9.9% share of thermal generation.

Genelba achieved certification to SA8000 Standard – A Social Accountability System – and Petrobras Energía thus became the first company in the Argentine energy sector and one of the three companies in the country to achieve this certification.

Pichi Picún Leufú Hydroelectric Complex – HPPL

In 2005, the incoming mean flows from the Limay and Collón Curá rivers were higher than the historical average (1.42% and 23.9%, respectively). This allowed HPPL to reach an annual generation volume of 1,177 GWh (Giga-watts per hour), 9% higher than design capacity. Consequently, HPPL had a 1% share of total power generation for the year and a 3.3% share of hydraulic generation.

Scheduled maintenance works were performed at HPPL during the March-April period. Such works were performed gradually in each unit and were completed in 53 days, 10 days ahead of the 63-day original schedule. The last audit of civil works was successfully completed in November, with no objections on the works.

On November 28, 2005 the turbine runner in Unit N. 2 accidentally broke down. As a result, Unit N.2 was unavailable for the rest of the year. This failure —expected to be repaired by April 2006— resulted in a reduction in HPPL availability factor to 92.32% (compared to a 95% estimate) and the discharge of water through the spillway, with the subsequent 47.1 GWh loss in power to be generated.

Transportation

Transener S.A. – Transener

The year 2005 was again marked by a significant growth in GDP and electricity consumption in Argentina. As a result, Transener continued to strive to maintain service quality according to the standards provided for under the concession agreement. Since no major expansion works were performed, many lines and substations operated by Transener are overloaded or nearly overloaded, with the consequent danger to energy supply.

In the light of this challenge, Transener performed under high operating standards, maintaining reliability rates and commitment to customer service quality. Transener’s own failure rate remained at satisfactory levels (0.27 failures every 100 km of lines), well below the 2.5 limit under the Concession Contract.

The agreement reached with 98.8% of its creditors helped Transener emerge from default, undertake long-term restructuring of its debt, capitalize and start a process to restore credit ratings.

In addition, on February 2, 2005, Transener entered into a Memorandum of Understanding with UNIREN, which provides, among other things, a rate increase over the total current compensation, the implementation of additional charges, a capital expenditure program and a schedule for a comprehensive negotiation with the Argentine regulatory entity for electricity or ENRE. Transener expects the results of this process —which has already started and would be finalized in the first quarter of 2006— will be consistent with the operation and maintenance needs of the high voltage network and the regulations of the Electricity Law.

Distribution

Edesur S.A. – Edesur

Argentina’s economic growth had an impact on the demand for electricity which surpassed consumption levels recorded prior to the 2001 crisis and increased 4.7% compared to the previous year in Edesur concession area. As a result, the network is close to overloading. In the current low price scenario, this is a matter of concern for Edesur’s Board of Directors.

In November, the company recorded a historical 2.798 MW maximum demand for power during the month, a 5.6% higher than previous values (April 2004). In addition, energy delivered to Edesur’s network reached 15,813 GWh.

Electricity sales also hit maximum historical values with total annual sales of 14,018 GWh, accounting for a 5% increase compared to 2004. This figure reflects 2,501 GWh for distribution services to large users.

During 2005 Edesur was able to reduce energy losses for the second year in a row. Energy losses dropped 0.40 percentage points — an improvement compared to 0.08 percentage points in 2004— and consequently the variable annual rate moved down from 11.75% to 11.35%.

In addition, Edesur increased its customer portfolio by 1.21% to 2,164,571 users. This indicator keeps the upward trend resumed the previous year after several critical periods showing signs of decline.

As regards service quality, efforts were focused on identifying and solving the causes of commercial problems and on the search for Total Quality and Continued Improvement. Total estimates were reduced by 90%. Average supply connection time for medium and large users improved 43%. In addition, during 2005 Edesur updated and extended IRAM certification of the “General Contingency Plan” and of the “Public Safety Management System”.

Edesur and UNIREN signed a Memorandum of Understanding as part of the concession contract renegotiation process provided under Law N.25,561 and supplementary regulations. This Memorandum of Understanding – which sets forth the terms and conditions for a comprehensive renegotiation between the Argentine Federal Executive Branch and the company – was sent to the National Congress for approval. Though this represents a significant progress, Edesur has not been able yet to recover the economic and financial balance which was adversely impacted by devaluation and pesification in January 2002. For that reason, during 2005 Edesur was focused on minimizing the effects of such a situation. Edesur endeavored to sustain supply of the service. In 2005, Edesur invested P$166 million, reaching an accumulated amount of P$3,150 as from the start of the concession period.

Our People

Petrobras Energía is seeking to promote an attractive, challenging and motivating environment for its people. It assumes that in this way and through its collaborators, it contributes to building competitive advantages in the business and society. Thus, as the Company knows that its development is closely related to that of its members, in 2005 it took the following actions:

*    Disclosed its Human Resource policies and organizational chart.

*  Conducted different market surveys so as to promote in-house equity and external competitiveness in terms of compensation.

*    Developed and deployed the Management Training Program and the Young Professionals Program.

*    Developed and deployed the first Internal-Customer Satisfaction Survey.

*    Leveraged its internal communication channels.

Through these and other actions, Petrobras Energía continued to focus its efforts on becoming an employer of preference in the locations where it operates.

Transparent Human Resource Performance

In 2005, Petrobras Energía worked to promote better performance and the professional development of its people and teams. To that end, it disclosed its core Human Resource policies – Compensations, Training, Recruitment – in line with the Corporate Mission, Vision and Values, the Code of Business Conduct and Ethics and the Corporate Guidelines. This disclosure, which aims at strengthening a transparent corporate operation, also included publishing organization charts in the Intranet, which can be accessed by all its staff members.

Compensations

Regarding compensations, in 2005 the Company revised its compensation schedule, according to the corporate structure, market positioning and the budget as approved by the Board. These revisions were aimed at strengthening both external competitiveness and in-house equity in terms of compensations and, in turn, at addressing the impact of inflation on salaries.

Training and Development

Petrobras Energía seeks to encourage its collaborators to acquire and update management knowledge and skills in line with the competency and value model. To that end, it has created the Management Training Program (Programa de Formación en Gestión o PFG), built together with prestigious educational entities that encompass all corporate levels. More than 1,100 people attended PFG activities at different locations in 2005.

In addition, in 2005 the Company launched the Young Professionals Program at a corporate level, so as to attract, hire and develop young professionals with a high potential in a systematic manner. In this first edition, 12,000 prospects applied to join the company and 55 young professionals were hired.

Finally, and in order to align training activities to business needs, the Company’s Training Center offered some 90,000 training hours in 2005. Eleven thousand (11,000) trainees attended those sessions, inclusive of a number of the Company’s own personnel, operators and suppliers associated with the Gas Station Network.

Collaborator Commitment and Satisfaction

In 2005, the Company especially focused on labor climate diagnosis and improvement through two approaches: the Organizational Climate Survey and a series of actions that contributed to the integration and involvement of its employees.

In-house Surveys and Staff Service

With a clear focus on performance excellence and continued improvement, the Company has developed and implemented the first in-house Customer Satisfaction Survey in the business support areas. The purpose of this survey was to gather information and understand the perception of the Company’s collaborators about the quality and effectiveness of the services offered.

Moreover, the Company has implemented improvement actions based on the outcome of the Second Organizational Climate Survey. This survey was carried out to increase collaborators’ levels of satisfaction and belonging and continued to gain strength as a venue for involvement and exchange between the different corporate sectors and levels, pivoting around employee’s satisfaction.

The Company is permanently seeking to improve the services offered to its employees. To that end, two new channels to answer questions in relation to human resources have been opened: a call center and an Intranet portal. These channels will serve, in the first stage, all operations in Argentina. Then, they will be deployed at the rest of Petrobras Energía’s operations.

Integration

Petrobras Energía has also implemented different integration activities to strengthen the sense of belonging and promote the involvement of the employees and their families. Examples of these activities are the breakfasts with the CEO, the visit of children to their parents’ workplace, and a range of sports and cultural events.

In 2005, in addition, the Company worked to continue building its commitment as to Social Responsibility. Therefore, it has continued to offer work opportunities to people with different capabilities and to involve collaborators in activities that promote social and environmental awareness.

Trade Union Relations

In 2005, Argentina went through a year of strong labor conflict. The country’s indexes were the highest in the last fifteen years and boosted labor costs. Petrobras Energía was not alien to this reality. However, it has reached agreements with the unions that allowed it secure its operations and efficiency.

Internal Communication and Media

Petrobras Energía considers that one way to make its operations more efficient is to keep its collaborators informed and involved. To that end, it is engaged into in-house communication actions to support the daily efforts, in line with the business’ objectives. Some of these actions have been supporting the Road Safety Education program, the Management Training Program, the Health Week, the International Woman’s Day and the World Environment Day through diffusion campaigns.

Another of the most successful actions in 2005 was the in-house campaign  “Get Ready to Play in the Major Leagues” (“Preparate para jugar en Primera”), which prompted a new Eikon Award for Excellence in Institutional Communication for the Company. The following efforts have received this award, too, under special mentions: the Corporate Communication Platform, Petrobras Cultural Program, Plant Opening and Energy Kit.

On the other hand, Petrobras Energía is developing different channels and means of communication that adjust the information to each type of audience, always conveying the Company’s values, identity and culture. In 2005 the Company renewed its internal and external websites. Espacio Petrobras, the new Intranet, stands out for its state-of-the-art platform. Having become a powerful tool for job and knowledge management, it now offers its more than 6,500 users interactive and customized content at a higher speed.

In relation to graphic publications, the Petrobras Energía House Organ has become aligned to the diffusion criteria of the Petrobras Group and increased its effective readership. The kids’ magazine Superchicos has also seen its readership increase. In 2005 it reached more than 15 thousand children, ranging between 6- and 12-year olds from schools and institutions from all over the country free of charge.

International Integration Process Program (PROANI)

With the purpose of strengthening the process of integrating Petrobras with its international areas, in 2005 the Company undertook serious efforts to implement a program that would put together their management systems into only one system. This program – developed together with a high-technology IT system – is called International Integration Process Program, and involves a cross-discipline team with members from different countries.

Among other objectives, PROANI aims at putting together into just one management model all the businesses in the international arena, thus increasing its operational speed and its capacity to share information, creating a more flexible organization and improving its competitiveness. This way, the modern profile Petrobras aspires to have will be stressed and the Company will continue to walk its path of strategic growth to being one of the major companies worldwide.

Corporate Social Responsibility

For the Company, being a socially responsible corporation is a way of doing business. It is a sign of identity that supports its economic growth and generates programs with ethical, human, social and environmental values. Three of these corporate programs – the main axes of which are road safety education, children’s health and education-work relationship – became 2005 milestones:

*   Petrobras Road Safety Education Program

*   Petrobras Energy for Children Program

*   Petrobras Learn to Work Program

In 2005, in addition, the Company continued supporting the projects of different public welfare institutions, and maintained its cultural and sport sponsorships and developed new community promotion plans in the areas where operations are developed. In this way, the Company strengthened its relationship with the society and positioned its action and social investment axes in local communities.

Corporate Programs

Petrobras Road Safety Education Program

Argentina is one of the countries with the highest share of deaths caused by road accidents.  In order to change this reality, Petrobras Energía developed the Petrobras Road Safety Education Program which was declared of national interest by the Argentine Ministry of Education, Science and Technology.

The program was designed for employees, suppliers, customers and community members and is aimed at raising awareness on the importance of accident prevention and the proper use of safety measures by means of four axes:

1)    Interactive awareness workshops given by professional experts to students in the last years of secondary school.

2)    Petrobras Road Experience: It allows to experience, by means of a 40 meter structure that simulates the layout of a city, the feeling of driving a car and the impact of a crash at 10km/h with no risk.

3)     Dissemination actions performed through several communication channels with the purpose of making the community think over the importance of prevention.

4)   Road Safety plan: It is based on road safety training, education and awareness of Petrobras’ employees, suppliers and contractors as well as on identification and evaluation of risks related to car fleets and their environment.

During 2005, more than 37 thousand students from 114 secondary schools in the country participated in these workshops and almost 11 thousand inhabitants from the Federal Capital, Greater Buenos Aires, Neuquén, Río Gallegos, Zárate-Campana, Cañuelas and Marcos Paz took part in Petrobras Road Experience including more than 1900 employees and contractors.

Petrobras Energy for Children Program

The Petrobras Energy for Children Progam was also developed in 2005 to contribute with Argentine public hospitals, particularly focused on children’s health care, through the organization of sport events and music concerts.

As far as music is concerned, the Company sponsored six shows of renowned artists held in the cities of Bahía Blanca, Buenos Aires, Córdoba, Mar del Plata, Neuquén and Rosario. At each concert, Petrobras Energía doubled the box office and gave money to the children’s hospitals of each such cities.

To close the program, the Company compiled in a record the music of all participating artists. This record is sold at all Petrobras gas stations and the money collected will be destined to equipment for the Children Hospital Dr. Ricardo Gutierrez (Hospital de Niños Dr. Ricardo Gutiérrez).

Petrobras Learn to Work Program

The Company is fully convinced that education plays a key role in the development of a country. For that purpose, it prepared the Petrobras “Learn to Work” Program designed to favor work insertion through technical training and the encouragement of activities that demand more labor.

With the purpose of connecting education with work, the Program was implemented in Rincón de los Sauces (Neuquén); Puerto General San Martín and San Lorenzo (Santa Fe); Bahía Blanca, Zárate, Campana, Dock Sud and Avellaneda (Buenos Aires). During 2005, the program benefited 490 people through two axes:

1)  Training to Work: These are free training workshops, designed on the basis of local needs and given by teachers at technical schools to young people from 18 to 24 years old.

2) A school within a school: this Project is aimed at training, on a free-of-charge basis, teachers from technical schools on the use of new technologies applicable to the teaching-learning process and the development of micro-enterprises.

This program was declared of national interest by the Argentine Ministry of Labor, Employment and Social Security and of provincial interest by the General Council of Culture and Education of the General Board of Culture and Education of the Province of Buenos Aires.

Alliances

During 2005, Petrobras Energía set up several medium-term alliances with non-governmental organizations and institutions to capitalize on the synergies of networking. The purpose of these alliances focused on improving levels of social inclusion and integration, especially for underprivileged children, teenagers and youngsters, in communities where the company operates. Some of these institutions were: Asociación Argentina de Tenis Adaptado or AATA, Crear Vale la Pena, Crear-te and Pelota de Trapo Foundations, and “La Casa de Racing”.

Sports and social integration

Working jointly with Asociación Argentina de Tenis Adaptado or AATA, Petrobras Energía has promoted social integration through sports. Besides sponsoring for the second time the Adapted Tennis International Tournament, the Company promoted adapted tennis clinics and supported the participation of AATA players in international tournaments.

Petrobras Energía also gave widespread exposure to wheelchair-tennis at the 2005 Petrobras Cup and at the ATP 2005 tournament.

Support to artistic expression

Art is yet another field through which Petrobras Energía seeks to promote social inclusion. Towards this end, the Company has established an alliance with “Crear Vale la Pena”, a foundation engaged in the training of young individuals in musical arts and artistic production. In 2005, Petrobras Energía supported training activities and the professionalization of the foundation’s musical groups so that they may develop a CD with their own music.

Petrobras Energía has also assisted in the creation of job opportunities for young individuals with different capacities. In association with Asociación Civil Crear-te, it conceived a strategy for the marketing of their works of art that would enable them to generate income.

“Pelota de Trapo” Foundation

Petrobras signed with “Pelota de Trapo” Foundation a sustainability agreement so as to include the foundation among its suppliers. The Company, in turn, assisted in the purchase of technological equipment. The Foundation develops, among others, a series of programs addressed to over 4000 children and youngsters living in poverty and abandonment in the Greater Buenos Aires.

“Casa de Racing” (Racing’s House)

Over one year ago, the Company, together with Blanquiceleste S.A., built a house for youngsters from the inland provinces in Argentina who play football in the lower divisions. In 2005 and as part of this alliance, Petrobras Energía built a library which was open to the community and adapted to handicapped people (the library’s computer system has a speaking technological system for blind people), which in turn can be used for the development of plastic arts and recreational activities. This action directly benefits more than a 100 people and indirectly all the community of Avellaneda.

Community promotion plans

Petrobras Energía is well aware of the fact that an ethical corporation that cares about its people and their environment cannot leave behind the communities where it operates. It also knows that a solid corporation may only exhibit growth if it, in turn, becomes a determinant for growth. Bearing this in mind, the Company developed social actions, in addition to corporate programs, to improve the living conditions of the communities within its influence area.

The Company implements this task through its business units. Each business unit has its own strategy in terms of community support, which varies according to the needs and bonds established with the area’s residents and institutions. Some of the community promotion plans developed by the Company in 2005 were:

*   Puerto General San Martín and San Lorenzo: The Company built a multi-purpose room for the Nueva Cultura association in Santa Fe and organized Recreational-Educational Workshops for teachers and community agents, among other actions.

*  Zárate and Campana: Petrobras Energía related with the community through its polystyrene and fertilizers plants and sponsored the Mobile Pediatric Unit of the Austral Hospital which provides services for low-income children.

*    Bahía Blanca: The Company sponsored again – as it has since 2003 – the “Take care of the beach” (“Cuidemos la Playa”) program which includes cleaning and preservation of the beach in the city of Monte Hermoso.

*   Dock Sud, Avellaneda: The Company develops a great number of actions with the community regarding culture and integration of handicapped people, among others. Petrobras Energía entered into an agreement with Sociedad de Fomento 9 de �easu in order to repair the gym space and implement a sports initiation school.

*   Neuquén, Río Gallegos and influence areas: through the Oil and Gas Exploration and Production business unit, the Company built an �easure park in order to supply energy to the rural school Paraje las Vegas.

*   Cañuelas: the Company is working jointly with Genelba Power Plant in order to boost community development activities.

Cultural and Sports Sponsorships

Petrobras Energía believes that supporting culture is another way of generating wealth and productivity for the communities where it operates. This is why in 2005 it continued implementing the Petrobras Cultural Program which includes five fields of activities: visual arts, music, historic heritage, literature and ballet. In this way, the Company supported artistic events such as the Campo Konex Festival, it continued developing the Argentine Authors dictionary, the Museum of Decorative Arts and sponsored several musical and ballet cycles.

Regarding sports, the Company supports several sports disciplines as a way to foster the values promoted by each of them: team work, integration, respect, challenge and energy. Therefore, the Company continued in 2005 acting as main sponsor of Racing Club football team. It sponsored the ATP tennis Tournament in Buenos Aires for the second year in a row and sponsored again, as it has since 2002, the Polo Open Championship at the Tortugas Country Club. In addition, the Podium premium gasoline is the official fuel in the TC2000 category.

Sponsorships and public welfare campaigns

In reply to specific requests and needs, Petrobras Energía supported cultural, scientific and social institutions sharing similar goals. Among other actions, the Company contributed funds to Collegium Musicum for scholarships to low-income students, and to Fundación Temas for Proyecto Sur (micro-credit bank project). It also participated in fund raising campaigns for Fundación Compromiso, Fundesur, Fundación Discar, among others.

Quality, Safety, Environment and Health

Petrobras Energía is a socially and environmentally responsible corporation in continued search for excellence in management. This commitment is an essential part of its corporate mission: Petrobras Energía believes that caring for the environment in which it operates and for the safety and health of individuals is an essential condition for the activities it develops.

Within this framework, in 2005 it undertook the following actions:

*   Deepened the deployment of the 15 Quality, Safety, Environment and Health (QSEH) Guidelines within the Process Safety Program.

*   Added five new units to the four already evaluated by the Management Quality Evaluation cycle.

*   Successfully developed the first stage of the Road Safety Education Program.

*   Opened 14 Environmental Defense Centers and successfully continued the Atmospheric Emission Inventory System (Sistema de Inventario de Emisiones Atmosféricas or SIGEA).

*    Consolidated the Health Promotion Plan by including gas station staff.

The Company deepened the application of its new policies, launched in April 2004. It also kept the support provided to its operations by the international audits and certifications in relation to the Environment (ISO 14001), Quality (ISO 9001) and Occupational Health and Safety (OHSAS 18001).

Two pillars gather the efforts of the Company as to QSEH: management quality and safety, environmental protection and health plans.

Excellence in Management

In order to achieve high standards of excellence in management, Petrobras Energía implemented a cycle of evaluations aimed at measuring the global quality of corporate performance. This cycle, called Management Quality Excellence (MQE), started in 2004 through the Vector Units (Genelba, Innova, E&P-Venezuela and E&P-Argentina), and continued in 2005 with the evaluation of new units: Pichi Picún Leufú Hydroelectric Complex,  Bahía Blanca Refinery, Poliestirenos Argentina, its own network of Gas Stations and IT. Presently, and due to the results of these measurements, each Vector Unit is developing and deploying its respective Plan for Management Improvement.

Process Safety Program

To guarantee the effective implementation of the new I policy and guidelines, the Company has developed a set of corporate management tools in the Process Safety Program (PSP). This program, launched in April 2004 with performance diagnosis in all centralized functions, included interviews to more than 300 leaders, Company employees and contractors and continued in 2005.

During this period, PSP sought to review business unit action plans, assets and centralized functions through the progress and enhancement of several projects. The major items are summarized below:

Safety

Based on the critical analysis of the accident rate for 2004, the Company has put together safety projects to decrease the number of accidents, incidents and deviations. Thus, it has undertaken the following efforts:

*   Implemented a work permit system based on corporate standards.

*   Put together a Road Safety Education Plan with internal and external scopes.

*   Developed an injury prevention project for poor movements.

*   Continued the Safety and Health standardization process.

*   Drafted a training map with the minimum I contents for its own staff.

*   Consolidated the Accident Scope and Diffusion Analysis.

*   Carried out the First Construction Works Safety Meeting.

*   Created a lab unit for Industrial Safety tests.

*   Drafted a qualitative and quantitative risk map for gas stations.

*   Created the Refining and Petrochemicals Risk and Change Management Committee.

*   Built the Logistics Management Center for hazardous chemicals’ ground transport.

In addition, Petrobras Energía continued to expand I management to its contractors by implementing the following actions:

*   Set up a Contractor Staff Ranking and Certification process. To that end, the Company signed an agreement with Universidad Tecnológica Nacional (UTN, the National Technological University) to train 3,000 people in I issues.

*   Performed audits to companies that provided people-and-fuel transport services.

*   Trained gas station staff as to Commercial Downstream issues.

*   Drafted a training map with the minimum I contents for staff members on contract.

Petrobras Energía identified great opportunities for improvement in the contractor safety management area. In order to follow on with these businesses’ development, the Company will continue with training and perform audits and subsequent improvement plans.

Contingency Systems

Petrobras Energía successfully completed significant improvements in contingency systems in 2005. Thus, it signed with Petrobras S.A. a mutual assistance agreement and implemented fourteen emergency response bases distributed throughout different strategic points in the country (five nautical bases, eight ground bases and a logistic base), all of them with the required equipment and personnel for effective performance in an emergency.

Information Technology for a Fast and Effective Response

The Company has developed a support system for contingencies named INFOPAE, which includes all relevant facilities and the information available at each operating unit. INFOPAE does not only offer detail geographic information but also interrelates space references with a powerful data base with satellite images, drawings, photographs, process schematics and other types of documents.

Ongoing Evaluations

Petrobras Energía evaluates its contingency programs on an ongoing basis. In 2005 it organized accident drills and trained not only brigade members from the different operation centers but also members of the community. Thus, always in coordination with the relevant government authorities, it has engaged into activities such as:

*   An in-house training program that included workshops on the fight against hydrocarbon pollution in water, hazardous substance handling, duct integrity, fire drills at gas stations and water spillage drills, among others.

*     Environmental Team Training Program: Developed together with municipal authorities in the environmental and civil defense areas, this program aimed at training people from neighboring communities.

*    Hazardous Material Workshops that exchanged information and trained the Civil Defense people and the Fire Brigade members from the regions where the Company operates.

Environment

Throughout 2005, Petrobras Energía took actions to continue minimizing the impact of its operations and reducing the risks associated to them. Waste management plans and improvement projects for fire fighting systems are among these activities. Especially the Puerto General San Martín plants and the San Lorenzo refinery made a great deal of progress in fire protection systems, such as tank and sphere cooling systems.

One of the projects where Petrobras Energía enjoyed continued success in 2005 was the Atmospheric Emission Inventory System (SIGEA), launched in July 2003. Its main goal is the development of a tool for the management of atmospheric emissions that will help in the decision-making related to new investments (especially related to energy conservation and ecoefficiency). In the second place, the purpose of SIGEA is to help the Company detect improvements that will support its participation in the carbon credit markets. Thus it was how, at the San Lorenzo Refinery and at the Austral Basin, the survey helped identify project prospects that involve energy efficiencies and which could help meet the requirements of the Clean Development Mechanism (CDM) of the Kyoto Protocol.

Environmental Awareness and Training Actions

Petrobras Energía developed two parallel programs aimed at training in and raising awareness on environmental care. These projects were:

*  In-house training program: its mission was to review and update know-how about: Environmental Impact Study, Environmental Technology, Life Cycle and Environmental Management, among others. The total program exceeded sixty thousand hours of training.

*  GLOBE Program: It is an international scientific and educational program that promotes a practical approach to environmental science and education. The Company is supplying technical and financial support to this program in the provinces where it operates. For its involvement in this program, Petrobras Energía has received the Environmental Excellence Award granted by Universidad de Ciencias Empresariales y Sociales (UCES).

Health

The efforts of the Company in the health area are focused on the Health Promotion and Protection Program (HPP). This program, which prioritizes employees’ quality of life, is developed through health promotion, stress management, physical activity, a healthy diet and accident prevention actions.

Actions undertaken in 2005 included over 160 workshops on stress, sedentary life-style, cigarette smoking and a healthy diet, with 1,600 individuals in attendance. In addition, the Company provided CPR (cardiopulmonary resuscitation) and first-aid training to 2,000 individuals, and more than 90 individuals participated in the cigarette smoking reduction plan.

Aimed at encouraging physical activity, the Company opened health promotion centers – gyms and aerobics tracks – in several plants and executed agreements with fifteen private gyms in Buenos Aires. The results: 1,500 of its staff and related family members are working out at those facilities.

On the other hand, the Occupational Mouth Health Plan completed the first stage of the mouth and teeth condition survey for staff members at professional dentists’ offices, some of its own and some under contract, and started the second stage: an evolution check.

Human Resources, Corporate Social Responsibility and Quality, Safety, Environment and Health Indicators

Internal Social Indicators

(in thousands of pesos)

External Social Indicators

(in thousands of pesos)

Environmental Indicators

Investment related to corporate production / operations (in thousands of pesos)	136,350

Spillage (Tons)

113

Employee Indicators

Analysis of Consolidated Results of Operations

In accordance with the procedures set forth in Technical Resolution No.21 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line on a proportional basis our financial statements with the financial statements of the companies over which we exercise joint control.  Joint control exists where all shareholders, or shareholders representing a voting majority, have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. When consolidating companies over which we exercise joint control, the amount of our investment in the companies under our joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the company’s assets, liabilities and income (loss) and cash flows.  In addition, related party receivables, payables and transactions among members of the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in those companies.

The Company has joint control over the following companies:

*   Citelec, a company engaged in the electricity transmission business in Argentina through its subsidiary, Transener. Citelec participates in the electricity business segment.

*   CIESA, a company mainly engaged in the gas transportation business in the south of Argentina through its subsidiary, TGS. CIESA participates in the hydrocarbon marketing and transportation business segment.

*   Distrilec, a company engaged in the electricity distribution business in the southern area of the Federal Capital and 12 districts of the Province of Buenos Aires, through its subsidiary, Edesur. Distrilec participates in the electricity business segment.

The Company has consolidated line by line the assets, liabilities and income (loss) and cash flows of CIESA and Distrilec. The Company has not consolidated proportionately its equity interest in Citelec by virtue of the commitment to divest such interest assumed by Petrobras Energía S.A., as provided under the Resolution issued by Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) approving the transfer of control of Petrobras Energía Participaciones to Petróleo Brasileiro S.A. – Petrobras.

While in accordance with generally applied accounting principles we do consolidate the results of CIESA and Distrilec proportionally in our financial statements, our Management analyzes our results and financial condition separately from the results and financial condition of companies under joint control. Consequently, and in line with the internal vision of business management, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements. For the results of CIESA and Distrilec (both of which are presented under proportional consolidation) and Citelec (which is presented under the equity method of accounting) please refer to our discussion under “Analysis of Consolidated Results of Operations – Analysis of Equity in Earnings of Affiliates”.

Introduction

1)     Economic Developments in Argentina

We are an Argentine corporation with 58% of our total assets, 66% of our net sales, 54% of our combined crude oil and gas production and 40% of our proved oil and gas reserves located in Argentina as of December 31, 2005.  Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and might be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, regulatory policies, business regulations, tax regulations and in general by the political, social and economic environment in and affecting Argentina.

a)     Argentine Peso Devaluation

As of December 31, 2005, the peso’s nominal exchange rate was P$3.03 to US$1, compared to P$2.98 and P$2.94 to US$1 rates as of December 31, 2004 and 2003.

Almost all our financial debt and a significant portion of our affiliates’ debt are denominated in US dollars.  Diversification of the Company’s businesses with foreign operations having a cash flow primarily denominated in US dollars, commodity prices which are sensitive to dollar price changes and an export-oriented trade policy, provide us with a natural hedge for our US dollar-exposure. Along these lines, exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not charged to income but recorded in the “Transitory differences – foreign currency translation” account where the effect arising from the translation of foreign operations is recorded.

Considering the above mentioned, exchange differences accounted for P$31 million and P$36 million losses in 2005 and 2004, respectively.

b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods with high rates of inflation.

In 2002, as a result of the devaluation of the peso and in the light of the unstable situation prevailing in Argentina, the inflation rate exhibited a significant growth (41% and 118.2%, in terms of consumer and wholesale price indexes, respectively). Within this context, the CNV through Resolution No. 415 required the reinstatement of the adjustment-for-inflation method of accounting for fiscal years or interim periods ending on or after March 31, 2002, inclusive. The most significant impact of inflation on the Company’s results included the effect of exposure to inflation of monetary assets and liabilities and the restatement of results in constant currency.

In March 2003, as a result of the stabilization of the economy, the CNV issued Resolution No.441 which provided that financial statements for fiscal years ended after March 1, 2003 should be stated in nominal currency. Therefore, the Company discontinued inflation accounting and the corresponding restatement of its financial statements.

In 2004, price indexes showed clear signs of acceleration driven by the economic growth pace. The consumer price index increased 6.1% and the wholesale price index recorded a 7.9% rise.

Inflation significantly accelerated in the course of 2005, with an increase of 12.3% and 10.8% in retail and wholesale indexes, respectively.

In accordance with accounting principles generally applied in Argentina, the existence or non-existence of an inflation or deflation context should be permanently evaluated and accordingly, financial statements must be stated in currency with purchasing power as of the date of the financial statements.

In the past, inflation materially undermined the Argentine economy and the government’s ability to stimulate economic growth. While inflation indexes currently are within reasonable parameters, the Company cannot assure that this situation will remain stable. Sustained inflation in Argentina, without the passing through to prices of products sold by the Company in the domestic market, would have an adverse effect on the Company’s results of operations and financial position.

c) Investments in Utility Companies

The new scenario after enactment of the Public Emergency Law deeply changed the economic and financial balance of utility companies.  Specifically, the dramatic effect of devaluation, within a context where revenues remained unchanged as a consequence of the pesification of rates, affected the financial position of these companies, as well as their ability to comply with certain provisions and obligations of their loan agreements.

In the light of the adverse conditions faced by utility companies during 2002, CIESA, TGS and Transener defaulted on their financial debt. TGS and Transener restructured their debt through processes that were accepted by about 99.8% and 98.8% of their respective creditors. In September 2005, CIESA closed a restructuring agreement in respect of its financial indebtedness with all its creditors, subject to approval by the relevant regulatory authorities. CIESA’s financial statements are prepared using the on going concern basis of accounting and therefore such financial statements do not reflect any adjustment in connection with the solution of uncertainties derived from this process.

The Public Emergency Law ordered the pesification of utility rates and the elimination of certain indexation clauses in utility contracts, rates being fixed at an exchange rate of  P$1 = US$1. In addition, the Executive Branch was authorized to renegotiate the terms of contracts relating to the provision of public utility services taking into account the following criteria: (i) the impact of rates on economic competitiveness and income distribution, (ii) the quality of services and capital expenditure programs, if contractually provided for, (iii) user interest and accessibility to services, (iv) the safety of the systems involved and (v) company profitability. The Argentine Congress empowered the Executive Branch to fix utility rates until completion of the renegotiation process.

In July 2004, the Utilities Contract Renegotiation and Analysis Committee, or UNIREN, made a proposal to TGS to adjust the contractual terms of its License. The proposal included, among other things, a 10% rate increase for 2005, a comprehensive rate review effective as of 2007, TGS’s and its shareholders’ waiver to claims grounded on the emergency situation declared under Law No. 25,561 prior to the effective date of the agreement, and holding the Argentine government harmless from any claim that may arise on the same grounds. Because UNIREN’s proposal did not reflect the outcome of the previous meetings held with UNIREN, TGS requested to continue the negotiation process in order to come to a comprehensive agreement during the first semester of 2005. On April 27, 2005, at a public meeting called by UNIREN to analyze the proposal made on July 2004, UNIREN repeated its 10% increase proposal and proposed to accelerate the comprehensive rate review process so that the new rates become effective in 2006. TGS identified the aspects to be improved in the original proposal and expressed its intention to continue negotiations. In June and November 2005, TGS received two new proposals made by UNIREN, which, though in line with the previous proposal, further requires TGS and its shareholders to waive any future claims with regard to PPI-based rate adjustments (US Producer Price Index) not made in 2000 and 2001. TGS answered those proposals stating that the 10% initial increase was not sufficient and, together with Petrobras Energía, agreed not to file any claim, action or other proceeding before administrative, arbitration or judicial courts in Argentina or a foreign country, provided a negotiation agreement is reached. CIESA’s other partner, on its part, which filed a claim against the Argentine Republic before the Centro Internacional de Arreglo de Diferencias �easureme a Inversiones or “CIADI” (International Center for Settlement of Investment Disputes), informed that it would only consider the waiver in exchange for a fair compensation.

In May 2005, Transener and Transba signed with UNIREN Memorandums of Agreement providing the terms and conditions to reach a comprehensive renegotiation agreement regarding both companies’ concession contracts. After compliance with formalities, the Memorandums of Agreement were ratified by the Executive Branch on November 2005.

In June 2005, Edesur and UNIREN signed a Memorandum of Understanding within the framework of the Concession Contract renegotiation process. Pursuant to the Memorandum of Understanding mentioned above, in August 2005 the parties entered into a Memorandum of Agreement which provides, among other things, the terms and conditions which, once all legal procedures have been completed, will serve as the basis for adjustment of the concession contract. The Memorandum of Agreement provides that between the execution of the Memorandum of Understanding and June 30, 2006 a comprehensive rate review will be conducted to fix the new rate schedule effective as from August 1, 2006 and during the subsequent 5 years. In addition, it provides for a transitional period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with a maximum 15% increase in the average rate, applicable to all rate categories except for residential users, (ii) a cost monitoring system allowing for a rate adjustment review, (iii) restrictions on the return on own or third parties’ capital during 2006, (iv) investment commitments for 2006, (v) quality standards in the provision of services and (vi) restrictions on the change of interest or sale of shares in Edesur by Distrilec. As a condition precedent to ratification of the Memorandum of Agreement by the Executive Branch, Edesur and its shareholders must suspend all claims already filed or pending claims, grounded on the actions taken as a result of the emergency situation declared under the Public Emergency Law in connection with the concession contract. As of the date of these financial statements, the Memorandum of Agreement was approved by the Argentine Senate while approval by the Chamber of Deputies and ratification by the Executive Branch are still pending.

We are unable to predict the future development of the renegotiation process involving rates and concession contracts or the impact it may have on the results of operations or the financial position of those companies.

As regards equity interest in Citelec S.A., controlling company of Transener, by virtue of the divestment plan, the company was valued at its recoverable value determined on the basis of the probable net realizable value.

d) Price Stabilization and Supply

In order to decrease inflationary pressures caused by the sharp devaluation of the peso, the Argentine government issued a set of regulations in 2002 aimed at controlling the increase in prices payable by final customers, mainly focused on the electricity sector.

*   Gas

The Company has gradually renegotiated the terms and conditions of gas sales agreements entered into with industrial clients in order to adjust them to the new economic scenario and reflect the effects of peso devaluation. In addition, the Company has also attempted to maximize export opportunities in an effort to capitalize on higher prices offered by foreign markets. Gas exports, mainly to Chile from the Austral basin, accounted for approximately 15% of total gas sold by the Company from its operation in Argentina in both periods. Considering the energy emergency situation and for the purpose of securing gas supply for domestic consumption and thermal generation, during 2005 the Secretariat of Energy requested producers to redirect export gas to supply thermal plants and gas distribution companies. This decision limited total gas export volumes by an average of about 110 thousand cubic meters per day, with the subsequent opportunity cost offered by export prices.

In February 2004, the Argentine government, through Decree No.181/04, mandated the creation of a plan to recover natural gas prices. In April 2004, gas producers, along with the Company, entered into an agreement with the Argentine government and provided a schedule of gradual increases in gas prices until July 2005. As a result, the increase in gas wellhead prices was applicable to all gas sales to generation companies, and applicable on a pro rata basis to distributors based on each distributor’s percentage of sales to industrial clients. With respect to lower consumption users, including residential consumers, the Secretariat of Energy will furnish a normalization schedule in order for lower consumption users to be able to pay the final values as determined in the agreement by 2007. As from September 1, 2005 gas wellhead prices were deregulated for electricity generation companies and gas distribution companies supplying directly industrial clients, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations in connection with gas surplus spot transactions.

*    Hydrocarbons

In order to mitigate the impact of the significant rise in the price of WTI on domestic prices and secure price stability for crude oil, gasoline and diesel oil, in January 2003 at the request of the Argentine Executive Branch, hydrocarbon producers and refineries entered into a temporary agreement which provided that crude oil deliveries would be invoiced and paid based on a WTI reference price of US$28.5 per barrel. Any positive or negative difference between the actual WTI price and the reference price, not exceeding US$36 per barrel, would be paid out of any balances generated in the periods in which the actual WTI price fell below US$28.5 per barrel. Refineries, in turn, reflected the crude oil reference price in domestic market prices, a criterion that was equally applied to determine intercompany transfer prices. After successive renewals, this agreement expired in May 2004.  Thereafter, hydrocarbon producers and refineries executed a new agreement effective until June 2004, which provided that, while the WTI per barrel ranged between US$32 and US$42, crude oil deliveries would be invoiced and paid considering a reference price equal to: (1) 86% of the WTI as long as such price did not exceed US$36 per barrel, or (2) 80% of the WTI, in cases when this price exceeded US$36 per barrel.  In August 2004, with the WTI having exceeded the US$42 cap, the Argentine government established a cap on the domestic price of crude oil equal to the international market price net of export taxes. As from October 2004, hydrocarbon producers and refiners negotiate crude prices freely, based on the export parity reference price.

With a view to discouraging exports and secure domestic supply, on March 1, 2002, the Argentine government imposed, for a five-year term, a 20% tax on exports of crude oil and a 5% tax on exports of certain oil by-products.  In May 2004, the tax on exports of crude oil and LPG increased to 25% and 20%, respectively, and a 20% tax was levied on exports of natural gas. Effective August 4, 2004, the Argentine government further increased taxes on exports of crude oil by 25% when the price per barrel is US$32 or lower and applied additional incremental taxes ranging between 3% and 20% when the price per barrel of oil ranges between US$32.01 and US$45, with a cap set at 45% when the price exceeds US$45.

This tax regime has adversely affected the profitability of our upstream operations and has prevented us from fully benefiting from the significant increases in international oil prices. In an effort to mitigate the impact of these regulations, the Company strengthened integration of its operations, prioritizing crude oil refining and the subsequent sale of refined products both in domestic and foreign markets which, in the prevailing scenario, offer better margins. During 2005 and 2004, intercompany crude oil sales volumes averaged 40 thousand bbl/d and 34 thousand bbl/d, accounting for a significant growth compared to 26.1 thousand bbl/d in 2002. Conversely, crude oil exports during the 2005/2002 period dropped about 70%.

*    Downstream margins

Downstream margins have significantly declined since the enactment of the Public Emergency Law. In an effort to avoid inflationary escalation, the Argentine government exerted pressure to limit the increase in retail prices for gasoline and diesel oil that would have resulted from higher costs due to the peso devaluation, domestic inflation and particularly increases in WTI prices (notwithstanding the fixing of reference prices for crude oil purchases in the domestic market).

Despite the absence of a formal price control policy, many initiatives taken by other downstream companies in an attempt to recover operations profitability, have been thwarted by governmental pressure. This adversely affected the sector’s profitability. The Company’s nature as an oil producer allowed it to mitigate the distortive effect of such regulations.

*     Electricity Generation

With respect to electricity generation, following the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market, or WEM, and set a price cap for gas supplied for electric power generation, this having an impact on the fixing of prices for energy sold in the spot market and additionally eliminated the cost of generation with liquid fuels for the fixing of prices in the WEM. This regulatory change implied a deviation from the marginal cost system previously applied.

As a result of these regulatory changes, along with the decision to suspend seasonal increases, electricity prices failed to reflect total generation costs adequately. This lag led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), with the consequent increasing deficit, which in turn prevented Compañía Administradora del Mercado Eléctrico S.A., or CAMMESA, to settle accounts with market agents. In an effort to restore the Stabilization Fund, the Argentine government first made successive contributions and in addition applied seasonal adjustments again, recognizing increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices.

In order to adjust the Stabilization Fund deficit, the Secretariat of Energy created an investment fund called FONINVEMEM to increase the available supply of electric power generation in Argentina and achieve energy sustainability. The Secretariat of Energy invited WEM’s agents to participate and determined that, for agents who choose not to participate, credit balances resulting from the spread between the sales price of energy and the generation variable cost will be paid as from the date in which the works constructed with FONINVEMEM’s resources have sufficient funds. Petrobras Energía participates with 65% of the credit balances recorded for the 2004-2006 period with respect to this spread. Total credit balances contributed as of December 31, 2005 amounted to P$56 million, of which P$41 million are attributable to 2005 fiscal year. The estimated total contribution for the entire 2004-2006 period would amount to US$35 million. The final amount will depend on, among other factors, water conditions, the dispatch of the Company´s generation units determined by CAMMESA and the resulting energy prices.

On October 17, 2005 and under the provisions of Resolution No.1,193 issued by the Secretariat of Energy,  Petrobras Energía together with other WEM creditors formally stated their decision to engage in the construction, operation and maintenance of two plants of at least 800 MW each, with gas turbines estimated to start operations in December 2007 and complete combined cycles estimated to become operational in June 2008. After start up of the power plants, amounts contributed by FONINVEMEN, converted into US dollars and adjusted at a rate of LIBOR plus 1% per year, will be reimbursed in 120 monthly installments. Petrobras Energía’s share in combined cycles is estimated at 10%, and will be finally determined in December 2006, upon payment of the committed contributions mentioned above.

In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretariat of Energy committed to approve successive seasonal price increases to reach values covering at least total [monomic] costs by November 2006.  In addition, it committed to compensate energy with the marginal price obtained in the spot market, and power with the values that were in effect prior to the enactment of the Emergency Law once the market returns to normal with the start of the commercial operation of the additional capacity contributed by FONOINVEMEM.  Once this occurs, WEM prices will be determined in the same manner they were determined prior to the Public Emergency Law and the successive resolutions which provided for a change in the applicable regulations until December 2001. This way, the financial situation of WEM generation companies would be restored since prices expected once the market returns to normal would be around 30US$/MWh for energy and 10US$S/MWh for power (at times power is compensated as payment for capacity), accounting for a significant improvement compared to 2005 (the price for energy averaged 17US$/MWh and the price for power was 4US$/MWh at times power is compensated).

e)     Recoverability of Assets

Tax loss carry forwards: As of December 31, 2003, Petrobras Energía recorded a P$1,397 million charge corresponding to the allowance for tax loss carry forwards. Considering the Argentine economic situation, the uncertainties related to recovery from the 2001 crisis, and particularly exposure of the Company’s results to fluctuations in the Argentine economy and actions taken by the Argentine government, the recoverability of such tax loss carry forwards remained uncertain.

As of December 31, 2005 and 2004, taking into account the profitability expectations arising from the Company’s Business Plan, the Company partially reversed this allowance and recorded P$197 million and P$268 million gains. This reversal was attributable, among other key factors, to expectations of high and sustained prices for commodities, the recovery of the Argentine economy, the relative stability and certainty of the main macroeconomic variables in Argentina, including definitions by the Argentine government in connection with the recovery of energy and gas prices. As of December 31, 2005, the Company recorded a charge of P$805 million corresponding to the allowance for tax loss carry forwards, which can be primarily used until fiscal year ending December 31, 2007.

Minimum presumed income tax credit: As of December 31, 2004, the Company recorded a P$72 million charge attributable to the allowance for the amounts paid as minimum taxes from 1998 to 2002, considering the uncertainty with respect to our ability to use amounts paid under alternative minimum tax rules for the reduction of our future income taxes.

The minimum presumed income tax is complementary to the income tax, since, while the latter is levied on the taxable income for the year, the former represents a minimum tax on potential income on certain assets at a 1% rate. Therefore, the Company’s tax liability will be the higher of both taxes. However, if the taxpayer’s liability under the minimum presumed income tax exceeds its liability under the income tax for a given year, the amount in excess may be creditable against any income tax payment over the minimum presumed income tax during the following ten fiscal years.

As of December 31, 2005, since the Company’s Management believed that it was highly probable that those payments would be used within the statute of limitation period, the relevant allowance was reversed, accounting for a P$45 million gain attributable to the discounted value of such payments.

Gas areas in Argentina: In 2005 the Company recorded a P$44 million gain from reversal of an impairment charge on gas areas provided in 2002 and 2003. In such respect, the Public Emergency Law enacted in 2001 adversely affected the economic and financial balance of the business and limited the possibilities of negotiating price increases. The Argentine government definitions aimed at restoring profitability in the gas business, including the creation of a plan to recover prices by 2007, have changed expectations on the future evolution of the gas business.

2.         Petrobras Energía´s Corporate Reorganization

The Special Shareholders’ Meetings of Petrobras Energía S.A and Eg3 and PAR and the Special Members’ Meeting of PSF held on January 21, 2005 approved the merger process, Petrobras Energía S.A. being the absorbing company. Subsequently, on March 3, 2005 the definitive merger agreement was executed. The effective merger date was set at January 1, 2005: as from this date all assets, liabilities, rights and obligations of the absorbed companies are considered incorporated into Petrobras Energía S.A.

Petrobras Energía and Petrobras Energía Participaciones recorded the effects of Corporate Reorganization under the pooling of interests method described in Technical Resolution (“TR”) No.18 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”).

Accounting principles generally accepted in Argentina make reference to business combinations but do not contemplate the accounting treatment given to pooling of interests among entities belonging to the same economic group. In the absence of specific regulations in this respect and on a complementary basis, the same accounting principles generally accepted in Argentina provide that all situations not specifically provided for will be decided in accordance with generally applied international rules taking into special consideration the market and the regulations the issuer of the financial statements is subject to.

In this respect, and considering that Petrobras Energía Participaciones S.A.’s Class B shares are listed on the U.S. New York Stock Exchange, US GAAP (Statement of Financial Accounting Standard No. 141) provide that business combinations among entities who are not independent shall be accounted for under the pooling of interest method.

According to this method, the assets, liabilities and net worth items of the combining entities are recorded in the combined entity according to the accounting measurements used in the combining entities on the effective date of combination.

According to this method, financial statements for the previous years must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented.

3.        Conversion of Operating Agreements in Venezuela

Operations in Venezuela are an important component of the Company’s businesses. A significant percentage of the Company’s total combined proved reserves is located in Venezuela. In 2005, production in Venezuela accounted for 27.9% of the Company’s total average production in barrels of oil equivalent. In addition, assets in Venezuela provide a significant percentage of the Company’s total free cash flow.

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered Petróleos de Venezuela, S.A. (“PDVSA”) to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by the Company to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas.  According to MEP, such operating agreements include clauses that are not consistent with the current Organic Oil and Gas Law, enacted in 2001.

These instructions establish that all the necessary measures shall be taken within a six-month term to convert all operating agreements currently effective into mixed-ownership companies in which the Government will hold an ownership interest of over 50% through PDVSA. As regards such agreements, the MEP has instructed PDVSA that the total amount of accumulated payments to contractors during the calendar year shall not exceed 66.67% of the value of oil and gas produced under the related agreement.

During 2005, through different actions, PDVSA exercised a strong action on the effective operating agreements as a way to promote migration. Among others:

(a)     PDVSA approved a reduced amount of development investments for the Oritupano Leona area;

(b)    Difficulties for the reception by PDVSA of the oil produced were verified;

(c)   Partial payment in bolivares of the billings. In this regard, in June 2005, PDVSA notified Petrobras Energía Venezuela, S.A. that it would thereafter pay in bolivares the portion of remunerations provided in the operation contracts currently in effect related to the domestic component of the materials and services provided. Such decision departs from the stipulations of the operation contracts mentioned above, under which PDVSA is required to make such payments in US dollars. During the transition phase, and until PDVSA performed an audit to determine the portion attributable to the domestic component, PDVSA resolved that it would pay 50% of the amounts stipulated in such contracts in US dollars and the remaining 50% in bolivares. Subsequently and based on the collections related to 2005 third quarter production, the portion of the payment in bolivars was reduced to 25%;

(d)   The SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts and, as their consequence, challenged prior tax filings. In this regard, as of December 31, 2005, the Company booked a 54 loss; and

(e)   an increase in income tax rate from 34% to 50%.

As a first instance, on September 29, 2005, Petrobras Energía Venezuela S.A. signed provisional agreements with PDVSA, whereby it committed itself to negotiating the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata, and also acknowledged the application of the 66.67% cap over the value paid to contractors. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the shareholders of Petrobras Energía Participaciones S.A., which issued a favorable opinion in this regard.

As of December 31, 2005, estimated proved oil and gas reserves attributable to operations in Venezuela amount to 269 Mmboe, accounting for 35.4% of the Company’s total reserves; estimated future net cash flows attributable to Venezuela amount to P$5,385 million, accounting for 30.9% of estimated net cash flows.

Estimated proved oil and gas reserves as of December 31, 2005 attributable to the Company’s operations in Venezuela is calculated on the basis of the contractual structure in force as of such date.

Although the final terms for the conversion of the operating contracts are not yet defined, the Company consider, based upon the framework of the provisional agreement and the current status of conversations with PDVSA, that this process will have an adverse effect on the value of its assets and a reduction of its reserves in Venezuela.

Accordingly, the Company recorded provisions for 424 in order to adjust the book value of its Venezuelan assets to their recoverable value, out of which 255, 110, and 59 relate to Property, Plant and Equipment, deferred income tax assets, and noncurrent investments, respectively. In order to determine the recoverable value, the Company has made cash flows projections taking into account the current operating agreements during the negotiation period and different assumptions for the mixed-ownership structure thereafter, according to the information available at present under current state of negotiation in progress with PDVSA. Projections are highly sensitive to any change in the assumptions considered and, as a result, the final result of the contracts conversion process mentioned above could differ materially from the estimate.

4)        Commodity Prices

The Company’s results of operations and cash flow are exposed to risks related to the volatility of international prices, mainly crude oil and by-product prices.

In 2005, crude oil prices continued their upward trend, exceeding 2004 historical records. The WTI closed at US$61.1 per barrel, with an average of US$56.6 per barrel during the year (US$43.3 per barrel and US$41.5 per barrel, respectively, in 2004). High prices were sustained both by demand and supply factors. The acceleration in world growth, the tension in the Middle East and the series of adverse weather events that caused oil facilities in the Mexican Gulf to close down, among other factors, led to an escalation of prices with no signs of a rapid decline.

In 2005, styrene international prices remained at high levels boosted by raw material costs, and reflected a high volatility derived from price unbalances among the different regions and weather adversities that affected the producing area at the Mexican Gulf and the southeast of the USA. Within this context, the price spread of styrene against its raw materials increased 29% compared to 2004. Polystyrene international prices followed benzene trend and recorded high levels. Synthetic rubber prices increases resulted from the rise in raw material, especially butadiene prices, which rose 40%. Regarding fertilizers, average international price of urea was 25% higher compared to 2004.

In line with the business integration strategy, the Company’s risk management policy is focused on measuring our net risk exposure and monitoring the risks that affect our overall portfolio of assets.  Within this context, the Company’s Management permanently evaluates the possibility to use hedging derivative instruments. In Argentina, as the Company grows as an integrated energy company and assigns a greater portion of its crude oil production to processing at the Company’s own refineries, a risk profile mostly associated to price volatility of crude oil by-products is designed, thus reducing exposure to crude oil price fluctuations.

5)      Derivative financial instruments

On January 1, 2003, a new set of accounting standards became effective in Argentina and introduced material changes in the guidelines regarding the recognition, measurement and disclosure of derivatives and hedging transactions. These new regulations, whose principles are consistent with the international accounting standards issued by the International Accounting Standards Board or IASB, provide that financial derivatives are recorded at their fair value and, as to their balancing item, allow, on a very restrictive basis and in certain cases, the implementation of hedge accounting under which changes in the accounting measurement of such derivatives are recognized under “Transitory differences—Measurement of derivative financial instruments designated as effective hedge” and subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results. If the financial derivative instrument is not designated as an effective hedge, changes in the accounting measurement of such derivative are directly recognized in the income statement under “Financial Income (Expense) and Holding Gains (losses).”  For hedging accounting purposes, changes in the derivative’s value, both at its inception and during its life, must offset between 80% and 125% of the opposite changes in the hedged item.

Notwithstanding the objectives behind the relevant derivative contract, under the new regulations some of the Company’s derivative instruments do not qualify for hedge accounting. Therefore, and in connection with instruments not designated as efficient hedge, a significant asymmetry is shown in the recognition of gain or losses for the instruments and gains or losses for the items originally hedged.

As of December 31, 2004 and 2003, the Company’s derivative position was fully composed of instruments which did not qualify for hedge accounting. The Company recognized financial losses attributable to such instruments in the amount of P$295 million in 2005 and P$687 million in 2004.

As of December 31, 2005 the Company has no crude oil hedging derivative instruments.

6)     Oil and Gas Production in Argentina

Oil production activities in Argentina are mainly developed in mature fields under secondary recovery which require significant investments. According to official data from the Argentine Oil and Gas Institute, proved oil and natural gas reserves in Argentina have had a downward trend since 2000. Based on these estimates, oil and gas reserves for 2004-2000 period dropped approximately 24%.

No hydrocarbon discoveries of great significance have been made in recent years to support energy consumption on the basis of such discoveries. Though exploratory activities have been performed, maturity of productive basins offers limited opportunities to significantly increase the years of production.

As a consequence of the natural decline of drainage mechanisms in the different oilfields, a significant drop was recorded in oil production curves in Argentina. The significant investments made in the sector, especially in drilling, workover and infrastructure to expand primary development and improve secondary recovery, could only mitigate such behavior. In 2005, oil production in Argentina declined for the eighth year in a row to 664,000 barrels a day, accounting for a reduction of approximately 5% compared to 2004.

In addition, the Company’s oil and gas reserves in Argentina for the 2005-2000 period declined approximately 39% (without considering the effects of additions as a result of the merger). Along these lines, 2005 oil and gas production decreased 12% and 10%, respectively, compared to 2004.

The Company’s major challenge is to position exploration as the main vehicle for reserve replacement. The business plan provides for major exploratory investments, including offshore exploration opportunities. Due to risks inherent to exploration activities, the Company’s Management cannot assure this downward trend in hydrocarbon reserves and oil production in Argentina can be reversed in the future.

1)

Investment in Enecor S.A.

In July 2005, the Dirección Provincial de Energía de Corrientes or DPEC (Provincial Energy Agency of Corrientes) resolved not to approve any payment to Enecor S.A. under the electroduct contract and demanded guarantors to render null and void the irrevocable guaranties from time to time granted. Therefore, not only payment of fees to Enecor S.A. but also guarantees in favor of Enecor S.A. were suspended. As a result, Enecor S.A. demanded the DPEC and the guarantors to pay due and unpaid fees and to abstain from changing the electroduct contract and guarantee scheme. In addition, some actions to protect constitutional rights were initiated against intervening authorities based on the manifest illegality of their resolutions. On September 21, 2005 the ENRE was required to intervene in its capacity as enforcement authority in connection with the electroduct agreement. The ENRE acknowledged receipt of the presentation made by the DPEC.

In Enecor S.A.’s counsels’ opinion, the DPEC and guarantors acted illegitimately and arbitrarily, this implying clear noncompliance with obligations and commitments timely assumed. This issue arises doubt as to Enecor S.A.’s capacity to continue doing business. By virtue of this uncertainty, the Company has set a P$16 million allowance for its investment in Enecor S.A.

8) Operations in Ecuador

Block 31

Block 31 is a developing area with a significant reserve potential. Exploratory works performed in such block were successful and allowed to discover important heavy crude oil reserve volumes. Block 31 is mostly located in the Yasuni National Park, a highly ecologically sensitive area in the Amazon region of Ecuador (an area included in the National Heritage of  Natural Areas and Protective Woods and Vegetation).

In 2000, as a result of the successful drilling of two exploratory wells, heavy crude oil reserves were discovered. The significant volume of reserves would have allowed to complete the wells and turn them into producing wells, as long as significant infrastructure investments were made to construct oil pipelines and facilities relating thereto. Accordingly, in 2001, Oleoducto de Crudos Pesados S.A. (OCP) began to build an oil pipeline to transport production. The oil pipeline started operations late in 2003. With significant delays in the scheduled development plan, the reductions made to the Company’s investment plan as a consequence of the Argentine crisis in 2002 delayed the development of Block 31, with two additional wells drilled in 2003 that confirmed the area reserve potential. Because as of December 31, 2003 drilling of new exploratory wells was not planned for the near future, and as of such date no reserves had been proved, in accordance with SFAS 19 guidelines, the Company charged to income P$106 million of exploratory costs in connection with the drilling of the first two wells, while exploratory costs for wells where less than one year has elapsed since the completion of drilling were capitalized, as set forth in such guidelines. In 2004, since one year elapsed from completion of drilling, we charged to income P$80 million of these exploratory costs.

In August 2004, the Ecuadorian Ministry of the Environment approved the Environmental Management Plan in connection with the Project for the Development and Production of Block 31 and granted an Environmental License in connection with Nenke and Apaika fields for the construction stage of the project. In addition, in August 2004, the Ministry of Energy and Mines approved the Development Plan for Block 31, this representing the start of the 20-year exploitation term. Indigenous associations, NGA’s and environmental groups have made public demonstrations against the development of Block 31 arguing that hydrocarbon activities would endanger the Park biodiversity.

On July 7, 2005, the Ministry of the Environment did not authorize certain construction works on the Tiputini river (limit of Yasuní National Park), the temporary river path, and denied the entrance to Yasuní National Park. An  action to protect constitutional rights (acción de amparo) was brought by Petrobras Energía Ecuador against the Ministry of the Environment on account of the prohibition to enter the Yasuni National Park, the resolution of which was unfavorable in the first instance and was then appealed before the Constitutional Court which has not yet pronounced any judgment in such respect. Simultaneously with the filing and resolution of such claims, Petrobras Energía maintains negotiations with competent authorities to find a solution allowing to continue with the development plan for the Nenke and Apaika areas. Along these lines, changes in the design of the fields development plan minimizing the area used in the National Park were submitted by Petrobras Energía Ecuador to the Ministry of the Environment and the Ministry of Energy and Mines.

Crude oil transportation agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

As regards exploitation of Blocks 18 and 31, the Company executed an agreement with OCP, whereby an oil transportation capacity of 80,000 bbl/d is secured for a 15-year term, starting November 10, 2003. Under the “Ship or Pay” transportation agreement, the Company must fulfill its Ship or Pay contractual obligations for the aggregate oil volume committed, even though no crude oil is transported, and pay, as well as all other producers, a fee covering OCP operating costs and financial services. As of December 31, 2005, such fee amounted to US$ 2.26 per barrel. Costs in connection with the transportation capacity are invoiced by OCP and charged to expenses on a monthly basis. In such respect, costs in connection with crude oil volumes actually transported are recorded under “Administrative and Selling Expenses”, while the portion attributable to the committed and unused transportation capacity is recorded under “Other operating income (expense)”.

The Company assumes that during the effective term of the “Ship or Pay” transportation agreement, oil production will be lower than the aggregate transportation capacity committed. This assumption is based on: (i) the estimated delays in the development of Block 31 and (ii) the current vision of reserve potentiality in Block 31. Considering this situation, as from July 2004 and until termination of the agreement with OCP, the Company sold approximately 8,000 barrels a day. The impact of the net deficit is considered for the purpose of analyzing the recoverability of assets located in Ecuador. As of December 31, 2005, the Company recorded a P$330 million impairment charge in connection with assets in Ecuador. In this regard, in 2003, the Company recorded P$309 million losses.

Tax credits derived from operations

As of December 31, 2005, the Company as well as other companies engaged in oil production and export activities in Ecuador, maintain a tax credit with the Ecuadorian Tax Authority (SRI) for VAT to be refunded at the time of oil export. The SRI informed that such tax credit will not be refunded in the understanding that this item was taken into account at the time of determining the share of oil production. This resolution was challenged in the Tax Court. As of the date of these financial statements, no resolution was issued in such respect. On August 11, 2004 the Ecuadorian Congress enacted a law for VAT interpretation purposes which provides that refund of such tax is not applicable to oil activities. As of December 31, 2005, the Company’s VAT credits amounted to P$78 million.

In the counsels’ opinion, the Company is entitled to VAT refund whether it be by the SRI or by renegotiating its share of oil production, since at the time of determining such share, the export of goods and the rendering of services were not within the scope of the VAT. Notwithstanding the aforesaid, and without this implying a waiver of its lawful rights, as of December 31, 2005, the Company recorded an allowance for all the VAT credit

Preliminary agreement with Teikoku Oil Co Ltd. – Teikoku

In January 2005, the Company entered into a preliminary agreement with Teikoku, whereby, upon approval and authorization by the Ecuadorian Ministry of Energy and Mines, it will transfer 40% of its rights and obligations in connection with Blocks 18 and 31. In addition, the parties agreed that Teikoku will assume payment of 40% of the crude oil transportation agreement entered into with OCP as from the moment production in Block 31 reaches an average of 10,000 barrels of oil per day within a term of 30 consecutive days. In the meantime and until reaching such production level and only with effect between the parties and subject to the terms and conditions mentioned before, Teikoku will assume payment of 20% of the agreement as from July 1, 2006. Moreover, and only with effect between the parties and subject to the terms and conditions mentioned before, Teikoku will make a single payment for an additional 20% of the agreement for the shorter of the following: (a) July 1, 2006 until Block 31 reaches the beforementioned production; or (b) 18 consecutive months prior to such production level.

Teikoku, in turn, will make a U$S5 million cash downpayment and a US$10 million subsequent payment. In addition, Teikoku will make investments in Block 31 in excess of its potential stake in the joint venture. Teikoku’s commitment will allow for an accelerated development of the block, with the consequent faster monetization of reserves.

9) Operations in Peru

In 2004, the Company, through Petrobras Energía Perú S.A., entered into an agreement with the Peruvian government, whereby it undertook to make investments of about US$97 million in Lote X during the 2004-2011 period. The Peruvian government, in turn, reduced the royalties percentage it receives for hydrocarbon production. Works initially contemplated in this agreement include drilling of 51 wells, workover of 526 wells, reactivation of 177 temporarily abandoned wells, and the implementation and expansion of a water injection project.

In the light of this agreement, economic projections in connection with operations in Peru have positively changed. As a result, in 2004 the Company recorded a P$31 million partial recovery for tax loss carry forwards for which allowances were provided. In addition, proved reserves were added, since the new royalties regime allowed for the incorporation of development projects that became profitable. As a result of the investments made, in 2005 the Company’s production of oil equivalent increased 12%.

10) Operations in Bolivia

The new Hydrocarbons Law No.3058, effective May 19, 2005, abrogates former Hydrocarbons Law No. 1689 enacted on April, 30, 1996.

This Law provides, among other things, increased taxes for companies in this sector by means of a 18% royalty percentage and a 32% Direct Tax on Hydrocarbons (DTH) directly applicable on 100% of production. Such taxes are in addition to the taxes in force under Law No.843. On the other hand, the Law sets forth the obligation to convert Shared Risk Agreements into new agreements under the proposed modalities, and incorporates changes to by-product distribution activities.

On May 20, 2005, YPFB signed Joint Venture agreements with fuel distribution companies in order to extend the operation term of the latter, until YPFB obtains the financial resources necessary to develop such activity within the whole national territory.

As of the date of these financial statements, the government has not submitted oil companies the new standard agreements contemplated in the Law (operating, shared production and association agreements). The effects of migration of current Shared Risk Agreements will be analyzed upon disclosure of the standard agreements and relevant regulations.

11) Tax benefits regarding Innova operations – FUNDOPEM

The Company, through Innova’s operations in Brazil, enjoys a tax benefit, pursuant to an incentive program granted by the Rio Grande do Sul State, in Brazil, for companies located in such State. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax) until 2007.

Under this program, the Company recorded P$42 million and P$27 million gains in 2005 and 2004, respectively.

In 2006, Innova will start construction of a new Ethylbenzene plant. This new plant is expected to meet the legal requirements necessary to extend such benefit.

12) Environmental matters

Liabilities for future environmental remediation costs are recorded when environmental assessment is probable and costs can be reasonably estimated. The time and amount of such provisions are generally contemplated in the action plan, whether in the case of an approved remediation plan or the sale or disposal of an asset. Generally, the provision is determined based on the probable need of a future remediation action.

Remediation liabilities are valued on the basis of the Company’s best estimate of future costs, using the available technology and applying environmental protection rules and regulations in force, as well as the Company’s own environmental protection policies. Changes in environmental laws and regulations or in the technology available and  increased knowledge of exploitation conditions may cause actual costs to differ from estimates.

In 2005 and 2004 environmental remediation costs charged to income totaled P$29 million and P$51 million, respectively.

13) Changes in professional accounting standards

On August 10, 2005, the Board of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for the fiscal years beginning as from January 1, 2006. In addition, it contemplates the transition standards that defer the obligatory effectiveness of certain changes for fiscal years beginning as from January 1, 2008.

The changes that could �easurement�y  impact the company´s Financial Statements are described below:

(i)  In the performance of impairment tests of Property, Plant and Equipment and certain intangible assets, the comparison of their carrying value against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those assets, is eliminated. An impairment allowance is now required to be booked whenever the estimated present value of net cash flows (and the net realizable value) is lower than the carrying value.

(ii) The transitory differences arising from the conversion of  financial statements and the income recognized from the investment in not integrated entities, will be disclosed in the shareholders equity instead of being disclosed in the “Transitory differences – foreign currency translation” account.

(iii) It is established that the difference between the Property, Plant and Equipment carrying value adjusted for inflation (and other nonmonetary assets) and their tax value is a temporary difference for deferred income tax purposes that would result in the recognition of a deferred tax liability. Notwithstanding this, it is acceptable to continue to consider such difference as permanent.  In this case, the disclosure of certain supplementary information is required.

In addition, an amendment was introduced in the measurement of deferred tax assets and liabilities, which shall not be discounted for the entities included in the public offering thus unifying the treatment thereof with CNV standards.

Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which will be effective for fiscal years beginning as from January 1, 2006.

Under the abovementioned changes, eliminating the use of undiscounted cash flows as the first measurement guideline to perform impairment tests of assets would entail a shareholders’ equity reduction of about P$170million.  Such figure does not include the effect, if any, that could result from analyzing the recoverability of certain interests in certain affiliates. In connection with transitory differences, the disclosure thereof in a special shareholders-equity account would entail its reduction by P$22 million as of December 31, 2005.

As of the date of issuance of these financial statements, the Company’s Board of Director has not made a decision regarding the recognition of a deferred tax liability for the difference arising between Property, Plant and Equipment carrying value adjusted for inflation and its tax value, or the disclosure in note of such effect. The potential recognition of this effect would imply an increase of the Company’s liabilities and a reduction of its shareholders equity of about P$800 million as of December 31, 2005.  The Company will inform on the deferred tax criterion to be adopted within the term provided �easureme by the BCBA (Buenos Aires Stock Exchange) to file annual financial statements.

Analysis of Consolidated Results of Operations

The table below shows the Company’s results of operations for fiscal years ended December 31, 2005 and 2004 under the professional accounting standards and, for comparative purposes, the pro forma results, which exclude the effects of proportional consolidation of companies under joint control. To this effect, the Company’s equity in the earnings of companies under joint control is shown under Equity in Earnings of Affiliates.

For comparative purposes, information for 2004 fiscal year includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, total shareholders’ equity and net income for the previous years shown on a comparative basis do not change as a result of the merger. For such reason, the balancing item of the net effect of added results, both in terms of the shareholders’equity and net income, is recorded under Minority Interest in Subsidiaries.

 Net income: Net income decreased P$65 million, or 9.6%, to P$613 million in 2005 from P$678 million in 2004.

Operations for the year were developed within a context characterized by high prices of international crude oil and main by-products, in which operating income significantly increased.

However, the estimated significant negative effects resulting from migration of operating agreements in Venezuela had a strong impact on the results for the year and weakened the magnitude of the operating income improvement. In addition, the increase in the income tax charge, which in 2004 was offset against the allowance provided for tax loss carry forwards, had a negative impact.

Conversely, the reduced position of derivative instruments that do not qualify for hedge accounting derived in a significant reduction in related losses, thus offsetting the negative effects mentioned above.

Net sales: Net sales increased P$1,892 million, or 21.6%, to P$10,655 million in 2005 from P$8,763 million in 2004.  Sales for 2005 reflect P$513 million and P$651 million attributable to the share of the net sales (net of intercompany sales of P$21 million) of CIESA and Distrilec, respectively.  Net sales for 2004 reflect P$485 million and P$535 million, attributable to the share of the net sales (net of intercompany sales of P$13 million) of CIESA and Distrilec, respectively.

Without proportional consolidation, net sales increased P$1,756 million, or 22.6%, to P$9,512 million in 2005 from P$7,756 million in 2004 boosted by the significant increase in the WTI and the main petrochemical and refined products.  Sales in the Oil and Gas Exploration and Production, Petrochemicals and Refining and Distribution business segments (including intercompany sales) increased P$1,010 million (28%), P$301 million (16%) and P$497 million (15%), respectively. Reflecting the growing integration of business operations, intercompany sales increased to P$2,172 million in 2005 from P$1,924 million in 2004. Most of these sales are attributable to the Oil and Gas Exploration and Production and the Refining and Distribution business segments.

Gross profit: Gross profit increased P$625 million, or 21%, to P$3,597 million in 2005 from P$2,972 million in 2004.  Gross profit for 2005 reflects P$243 million and P$97 million attributable to the share of the gross profit of CIESA and Distrilec, respectively.  Gross profit for 2004 reflects P$250 million and P$86 million, attributable to the share of the gross profit of CIESA and Distrilec, respectively, and P$3 million in eliminations.

Without proportional consolidation, gross profit grew P$624 million, or 23.7%, to P$3,257 million in 2005 from P$2,633 million in 2004. This increase mainly stems from a rise in the Oil and Gas Exploration and Production (P$723 million) and Electricity (P$52 million) business segments, partially offset by a P$150 million drop in the Refining and Distribution segment. See “Analysis of Operating Income”.

Administrative and selling expenses:  Administrative and selling expenses increased P$94 million, or 11.1%, to P$941 million in 2005 from P$847 million in 2004.  The 2005 fiscal year reflects P$18 million and P$73 million attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.  The 2004 fiscal year reflects P$16 million and P$66 million attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$85 million, or 11.1%, to P$850 million in 2005 from P$765 million in 2004.  See “Analysis of Operating Income”.

Exploration expenses:  Exploration expenses decreased P$99 million to P$34 million in 2005 from P$133 million in 2004. See “Analysis of Operating Income – Oil and Gas Exploration and Production”.

Other operating income (expense), net:  Other operating income (expense), net accounted for P$329 million losses in 2005 compared to P$324 million losses in 2004.  Other operating income (expense), net for 2005 reflects losses of P$3 million and P$5 million, attributable to the share of other operating income (expense), net of CIESA and Distrilec, respectively.  Other operating income (expense), net for 2004 reflects losses of P$19 million and P$6 million, attributable to the share of other operating income (expense), net of CIESA and Distrilec, respectively, and P$3 million in eliminations.

Without proportional consolidation, other operating income (expense), net accounted for losses of P$321 million in 2005 and P$296 million in 2004. See “Analysis of Operating Income”.

Operating income:  Operating income grew P$625 million, or 37.5%, to P$2,293 million in 2005 from P$1,668 million in 2004.  Operating income for 2005 reflects P$222 million and P$19 million attributable to the share of operating income of CIESA and Distrilec, respectively.  Operating income for 2004 reflects P$215 million and P$14 million attributable to the share of operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income increased P$613 million, or 42.6%, to P$2,052 million in 2005 from P$1,439 million in 2004.  This increase mainly derived from the rise in gross profit in the Oil and Gas Exploration and Production segment. See “Analysis of Operating Income” – Figures without proportional consolidation – Exploitation Income”

Equity in earnings of affiliates:  Equity in earnings of affiliates increased P$90 million, or 118.4%, to P$166 million in 2005 from P$76 million in 2004.  Without proportional consolidation, equity in earnings of affiliates increased P$103 million, or 130.4%, to P$182 million in 2005 from P$79 million in 2004. This increase basically derives from improvements in the results of Citelec, CIESA and PBR, partially offset by the Coroil and Mata impairment charge. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) decreased P$366 million, or 28.9%, to P$899 million in 2005 from P$1,265 million in 2004.  The year 2005 reflects financial expenses of P$128 million and P$19 million, attributable to the share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.  The year 2004 reflects Financial expenses of P$144 million and P$20 million, attributable to the share of the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) reflected losses of P$752 million in 2005 and P$1,101 million in 2004.  The drop is primarily attributable to the decline in losses relating to derivative instruments used to hedge the price of crude oil to P$295 million from P$687 million, respectively, as a consequence of: (a) a reduced position, and (b) a lower increase in the future curve of oil, 30.4% compared to 53.9%.

Conversely, results from the sale of securities in 2005 recorded a P$4 million loss compared to a P$103 million gain in 2004, mainly on account of the changes implemented by PDVSA in the payment of the compensations provided for in operating agreements. Interest expense slightly increased 1.9% to P$479 million in 2005 from P$470 million in 2004, in line with the rise in the exchange rate on indebtedness mostly denominated in US dollars. US dollar-denominated average indebtedness fell 5%.

Other expenses, net: Other expenses, net recorded losses of P$332 million in 2005 and P$40 million in 2004. Other expenses, net reflect an P$11 million loss in 2005 attributable to the share of other expenses, net of Distrilec compared to a P$14 million loss in 2004 attributable to the share of other expenses, net of CIESA and a P$7 million gain attributable to the share of other expenses, net of Distrilec.

Without proportional consolidation, other expenses, net accounted for P$321 million and P$33 million losses, respectively.

Other expenses, net for 2005 mainly reflect:

*    P$255 million impairment charge for assets in Venezuela.

*    P$55 million allowance on loans granted to joint venture partners in Venezuela.

*    P$16 million impairment charge for interest in Enecor S.A.

*    P$54 million assessment by SENIAT – Venezuela.

*    P$44 million gain from reversal of the impairment charge for Río Neuquén gas area.

Other expenses, net for 2004 mainly reflect:

*   P$12 million impairment charge for the Acema area in Venezuela.

*  P$15 million allowance on the book value of the loans granted to joint venture partners in Venezuela.

Income Tax: Income tax accounted for a loss of P$381 million in 2005 compared to a gain of P$211 million in 2004. The income tax charge for 2005 reflects losses of P$10 million and P$16 million, attributable to the share of the income tax of CIESA and Distrilec, respectively.  The income tax charge for 2004 reflects losses of P$6 million and P$20 million attributable to the share of the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for a loss of P$355 million in 2005 compared to a gain of P$237 million in 2004.

Income tax charge for 2005 and 2004 fiscal years reflects tax gains from the reversal of allowances provided for tax credits resulting from tax loss carry forwards in the amount of P$197 million in 2005 and P$299 million in 2004, which amount includes P$31 million attributable to Petrobras Energía Perú S.A.. In addition, in 2005 fiscal year, a P$45 million gain was recognized by Petrobras Energía from reversal of the allowance for payments made for the minimum presumed income tax for 1998 to 2002 fiscal years. As a result of the recoverability analysis of the book value of assets in Venezuela, a P$110 million impairment charge for deferred tax assets was provided in 2005.

Excluding the effects mentioned above, income tax charge for 2005 increased to P$487 million compared to P$62 million, mainly due to the fact that in 2004 the allowance for taxes attributable to Petrobras Energía S.A. was offset against the allowance provided for tax loss carry forwards. In addition, this increase is also attributable to the rise in the income tax rate in Venezuela (from 34% to 50%) in addition to improved results of operations in Ecuador and Peru.

Analysis of Operating Income

Oil and Gas Exploration and Production

The table below shows the Company’s operating income for this business segment:

(in millions of pesos)

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$767 million, or 60.9%, to P$2,027 million in 2005 from P$1,260 million in 2004. This increase was predominately due to the 34.7% rise in average sales prices of oil equivalent resulting from (i) the 36.5% increase in the WTI, and (ii) the accrual of the additional compensation provided for in the operating agreements of the Oritupano Leona area in Venezuela, net of the 66.67% limit on sales price imposed by the Venezuelan Government, which accounted for additional sales in the amount of P$284 million.

Net sales: Net sales for the Oil and Gas Exploration and Production business segment increased P$1,010 million, or 27.7%, to P$4,657 million in 2005 from P$3,647 million in 2004.  This increase was predominately due to the 34.7% rise in the average sales price of oil equivalent partially offset by a 5% reduction in sales volumes of oil equivalent.

In 2005, daily oil and gas sales volumes decreased to 170.9 thousand barrels of oil equivalent from 179.9 thousand barrels of oil equivalent in 2004.  Oil sales volumes dropped 2.7% to 120.5 thousand barrels per day in 2005 from 123.9 thousand barrels per day in 2004, while daily gas volumes fell 10.8%, totaling 300 million cubic feet in 2005 and 336.2 million cubic feet in 2004.

Argentina

Net sales in Argentina increased P$138 million, or 6.7%, to P$2,182 million in 2005 from P$2,044 million in 2004.

Combined oil and gas daily sales volumes decreased 10.3% to 91.7 thousand barrels of oil equivalent in 2005 from 102.2 thousand barrels of oil equivalent in 2004, mainly attributable to the natural decline of oilfields in Argentina which is considerable since they are mature fields under production through secondary recovery. In such respect, major investments made during the year, basically in projects to improve the oilfields’ basic production curve, allowed to mitigate such curve.

Crude oil sales increased P$94 million, or 5.1%, to P$1,944 million in 2005 from P$1,850 million in 2004. This increase was attributable to a 15.2% increase in the average sales price to P$99.9 per barrel in 2005 from P$86.7 per barrel in 2004. Along these lines, the applicable export tax scheme did not allow to capitalize on the benefits of a favorable price scenario. Such scheme was a conditioning reference for the fixing of domestic sales prices to the downstream segment in line with the Argentine government’s intention to establish a price stability framework in the fuel market. Sales volumes of crude oil dropped 8.7% to 53.2 thousand barrels from 58.3 thousand barrels.

Total gas sales increased P$38 million, or 19.6%, to P$232 million in 2005 from P$194 million in 2004, mainly as a result of a 36.3% rise in the sales price, partially offset by a 12.1% decline in daily sales volumes.  The average sales price for gas increased to P$2.74 per million cubic feet in 2005 from P$2.01 per million cubic feet in 2004, mainly as a consequence of the path of prices implemented by the Secretary of Energy as from May 2004, increased export prices due to the rise in the price of methanol and the renegotiation of contracts with industrial clients. Daily gas sales volumes fell to 231.7 million cubic feet from 263.7 million cubic feet.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased P$875 million, or 55.1%, to 2,462 million in 2005 from P$1,587 million in 2004. Total daily oil and gas sales volumes slightly increased 1.4% to 78.8 thousand barrels of oil equivalent in 2005 from 77.7 thousand barrels of oil equivalent.  The average sales price per barrel of oil equivalent increased 53.1% to P$85.4 from P$55.8.

Venezuela

In Venezuela, oil and gas sales grew P$364 million, or 44.9%, to P$1,175 million in 2005 from P$811 million in 2004. In 2005, the average price per barrel of oil grew 55.3% to P$72.2 from P$46.5. This variation is predominately attributable to the WTI behavior mentioned above and the accrual of the additional compensation provided for in the operating agreement of the Oritupano Leona area.  Accumulated production at the Oritupano Leona oilfield during 2005 first quarter exceeded 155 million barrels. As from this milestone, an additional incentive started to be applied to any incremental production. This additional compensation was subsequently limited by the application of the 66.67% limit on sales price imposed by the Venezuelan government under the provisional agreements relating to migration to the partially-state owned companies. Considering this limit, the compensation mentioned above accounted for additional sales in the amount of P$284 million.

Daily sales volumes of oil equivalent dropped to 47.6 thousand barrels of oil equivalent, or 7.2%, in 2005 from 51.3 thousand barrels of oil equivalent in 2004 mainly as a consequence of the significant cuts in the investment plan for the Oritupano-Leona area established by Petróleos de Venezuela at the time of approval of 2005 fiscal year budgets. Since they are mature fields, reduced investments did not allow to revert the oilfields’ natural decline.

Ecuador

In Ecuador, oil sales increased 113.4% to P$446 million in 2005 from P$209 million in 2004 boosted by increased volumes and higher sales prices. Daily oil sales volumes rose to 9.5 thousand barrels, or 63.8%. Oil sales in 2005 include the sale of 202.7 thousand barrels attributable to December 2004 production, the sale of which was postponed to January 2005 for commercial reasons. Without considering this effect, daily sales volumes increased to 8.9 thousand barrels or 40.7%. This improvement is mainly attributable to the progressive development of the block, in line with the investments made which include drilling of eleven wells and different workovers.

Sales price increased 30.6% to P$129.4 per barrel from P$99.1 per barrel mainly due to the rise in the international reference price (Oriente crude oil).  The increase in the Oriente crude oil reference price was lower than that of the WTI due to an increased discount in this type of crude oil.

Peru

In Peru, oil and gas sales increased P$247 million or 53.9% to P$705 million in 2005 from P$458 million in 2004, mainly as a result of a 36.9% positive variation in the sales price of oil equivalent and the 12.4% rise in  sales volumes of oil equivalent.

Crude oil price increased 40.3% to P$147.9 per barrel from P$105.4 per barrel boosted by a 39% increase in the international reference price (a combination of Oriente crude oil and WTI).  Gas price slightly decreased 4.3% to P$4.9 from P$5.12 per million cubic feet, as a consequence of the increase in gas supply resulting from entry in the gas market of the Camisea field, which is the most important gas reserve in Peru and one of the largest gas reserves in Latin America.

Daily sales volumes of oil equivalent increased to 14.5 thousand barrels in 2005 from 12.9 thousand barrels in 2004. Such improvement was driven by drilling of 30 producing wells and performance of 15 primary and secondary repair works.

Bolivia

In Bolivia, oil and gas sales increased to P$136 million in 2005 from P$108 million. Combined oil and gas daily sales volumes dropped 4.1% to 7.4 thousand barrels of oil equivalent due to reduced gas deliveries to Brazil.

Average sales price for gas increased 41% to P$7.37 per million cubic feet from P$5.23 per million cubic feet. This improvement is mainly attributable to the rise in fuel oil used as the basis for calculation of the price for exports to Brazil.

Mexico

In 2005, sales for other services increased to P$12 million, or 20% compared to P$10 million in 2004.

Gross Profit: Gross profit for this business segment increased P$723 million, or 38.1%, to P$2,623 million in 2005 from P$1,900 million in 2004. Margin on sales rose to 56.3% from 52.1%. This improvement is mainly attributable to the increase in average sales prices of oil equivalent. The lifting cost rose 26.4% to P$11 per barrel of oil equivalent from P$8.7 per barrel of oil equivalent, predominately as a consequence of the increase in oil services and electric power rates and to incremental costs associated with the implementation of new safety and environmental standards.

Administrative and selling expenses: Administrative and selling expenses rose P$27 million, or 12.2%, to P$248 million in 2005 from P$221 million in 2004. This variation is mainly attributable to the increase in the cost of crude oil transportation derived from the rise in sales volumes and rates in Ecuador and, to a lesser extent, the increase in labor costs.

Exploration expenses: Exploration expenses totaled P$34 million in 2005 and P$133 million in 2004. Expenses for 2005 are mainly attributable to 3D seismic works at the Austral and Neuquén basins. In 2004, the Company charged to income exploratory investments in the amount of P$80 million for Block 31 in Ecuador and in the amount of P$41 million for Aguaragüe and Puesto Zuñiga areas in Argentina.

Other operating income (expense), net: Other operating income (expense), net accounted for losses of P$314 million in 2005 and P$286 million in 2004.  Losses for 2005 are mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$184 million), allowance for tax credits relating to VAT (P$78 million) and environmental remediation expenses (P$27 million). In 2004, other operating income (expense), net mainly reflects costs associated with the unused transportation capacity under the Ship or Pay contract (P$184 million), environmental remediation expenses (P$51 million), project discontinuance (P$5 million) and losses derived from contract renegotiation.

Refining and Distribution

The table below reflects operating income for the Refining business segment:

(in millions of pesos)

Operating income:  Operating income for the Refining and Distribution business segment reflected a loss of P$149 million in 2005 compared to a P$10 million gain in 2004.

Within the context of an inflation control policy carried out by the Argentine government, in 2005 diesel oil and gasoline margins in the domestic market dropped again vis á vis the 17% increase in crude oil costs. Along these lines, the implementation of the oil export tax regime could mitigate the 36.5% increase in the international reference.

In addition, the year 2005 reflected significant operating losses due to the need to import diesel oil to meet a growing domestic demand and production deficits derived from shutdowns scheduled for maintenance works at the refineries. The combined effect of increasing international prices and controlled domestic prices derived in negative import margins. Provisional actions taken by the Argentine government relating to exemption from the tax on liquid fuels and the diesel oil tax rate on imports, allowed to mitigate such effects. During 2005 diesel oil imports dropped to 272 thousand cubic meters from 322 thousand cubic meters in 2004. However, due to the incidence of the increase in international prices, related losses rose to P$82 million in 2005 from P$21 million in 2004. Prospectively, the Company’s Management resolved to discontinue diesel oil imports, which, though it might lead to a reduction in the respective market share, will allow to improve the business segment’s  margins on sales.

Net sales: Net sales for refinery products increased P$497 million, or 14.8%, to P$3,856 million in 2005 from P$3,359 million, mainly boosted by an increase in sales prices of products not subject to the price stabilization policy mentioned above. Total sales volumes increased 2.6% with an 8% rise in the domestic market, partially offset by a reduction in exports.

In line with the significant 36.5% rise in the price of WTI, average sales prices of bunker diesel oil, heavy distillates, asphalts, paraffins and reformer plant by-products, improved 63%, 47%, 35%, 26% and 15%, respectively.

Crude oil volumes processed at the refineries in 2005 and 2004 were at similar levels, averaging 62.9 thousand barrels per day and 63.1 thousand barrels per day, respectively.

Total diesel oil sales volumes moved down 2.6% to 1,741 thousand cubic meters in 2005, mainly due to the drop in export volumes, partially offset by increased sales in the domestic market. The reduction in export volumes is mainly attributable to changes in the trade policy implemented as from merger of the Company’s operations with EG3. In 2004, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while EG3’s network shortfall in connection with its own production from the Bahía Blanca Refinery was made up by purchases from third parties. Though domestic sales increased 4%, the combined effect of the reduction in diesel oil imports and the 7.5% increase in the domestic market resulted in a slight decline in the Company’s market share to 14.2% in 2005 from 14.6% in 2004.

Total gasoline sales volumes rose 3.8% to 715 thousand cubic meters in 2005 mainly due to a 7.4% increase in domestic sales in addition to an 8.9% rise in the gasoline market. Within this context, the Company’s market share was 14.5% in 2005 and 14.7% in 2004. In the premium gasoline market, in which the Company participates with Podium gasoline, the market share moved up from 7.8% in 2004 to 9.7% in 2005.

Asphalt sales volumes grew 23.2% in 2005, mainly boosted by a program of infrastructure works performed by the government, mainly in the south of the country. Within this context, domestic market sales grew 31% while exports declined 10%.

As regards heavy distillates, sales volumes for 2005 and 2004 were at similar levels. On the other hand, sales volumes of reformer plant by-products rose 36% basically due to 91% and 34% increases in domestic market sales of LPG and hexane, respectively, and a 48% rise in exports of paraffin varieties.

Gross profit: Gross profit for 2005 declined P$150 million, or 58.4%, to P$107 million from P$257 million in 2004. Gross margin was adversely affected by the impossibility to pass through crude oil increases to market prices, and, in addition, by the incidence of diesel oil resale operations. Crude oil cost increased 17% to P$111.5 bbl from P$95.4 bbl.

Administrative and selling expenses: Administrative and selling expenses increased 2.9% to P$251 million in 2005 from P$244 million in 2004 mainly due to the rise in transportation and shipment costs.

Other operating income (expense), net: Other operating income (expense), net recorded losses of P$5 million in 2005 and P$3 million in 2004.

Petrochemicals

The table below reflects operating income for the Petrochemicals business segmentLin millions of pesos)

Operating income: Operating income for the Petrochemical business segment dropped P$11 million, or 4%, to P$267 million in 2005 from P$278 million in 2004.

Net sales:  Net sales (net of eliminations in the amount of P$170 million and P$39 million for styrenics operations in Argentina and Innova) increased P$301 million, or 16%, to P$2,178 million in 2005 from P$1,877 million in 2004, due to increased styrenics sales volumes, both in Argentina and Brazil, and to higher sales prices in line with the behavior of the respective international references.

-     Styrenics – Argentina:

In Argentina, styrenics sales increased P$218 million, or 32.7%, to P$884 million in 2005 from P$666 million in 2004 due to the combined effect of an 18% increase in sales volumes and a 13% improvement in average sales prices. The start-up of the ethylene plant in October 2004 allowed to increase production of the ethylbenzene plant, thus generating surplus production and allowed the Company to make full use of the installed capacity of the Puerto General San Martín plant in Argentina and the Innova plant in Brazil, helping to grow in the business value chain. These values include exports to Innova in the amount of P$136 million and P$39 million, respectively.

In 2005, in line with the rise in international reference prices, average sales prices for the business segment improved 13% compared to 2004, with increases of 10%, 8% and 34% for the styrene, polystyrene and synthetic rubber lines, respectively.

Styrenics performance was as follows:

a)  Styrene monomer sales volumes increased approximately 9%, to 46 thousand tons, with a 30% rise in export volumes. In 2005, due to interruptions in production at the polystyrene plant, a styrene surplus was recorded and was mainly directed to export markets.

b) Polystyrene and bops sales volumes climbed to 65 thousand tons or 3% in 2005, with similar percentage increases both in domestic sales and exports. Though a 7% reduction in polystyrene production volumes was recorded as a consequence of trade union conflicts at the Zarate plant, the demand could be met by imports from Innova.

c) Ethylbenzene sales volumes, as from the start of operations of the ethylene plant in 2004 fourth quarter, totaled 43 thousand tons in 2005 and 9.5 thousand tons in 2004.

d) Rubber sales volumes decreased to 53 thousand tons, or 13%, compared to 2004, mainly due to a 23% drop in export volumes derived from the combined effect of increased supply at international level, a drop in the regional market activity level and high levels of customers’ stocks by the end of 2004.

-    Styrenics – Brazil – Innova:

Innova sales increased P$ 199 million, or 25.7%, to P$972 million in 2005 from P$773 million in 2004, due to the combined effect of a 20% improvement in average sales prices and a 5% rise in sales volumes.

In 2005, styrene and polystyrene prices rose 20% and 19%, respectively, as a consequence of an increase in international references.

Styrene sales volumes rose 18% due to a higher availability of ethylbenzene from the Puerto General San Martín plant and to a rise in exports to Argentina. Conversely, polystyrene volumes decreased 8% due to lower domestic sales (16%) as a consequence of greater competition in the Brazilian market, partially offset by increased exports to the Zarate plant as mentioned above.

-   Fertilizers:

Fertilizers sales increased P$15 million, or 3.1%, to P$492 million in 2005 from P$477 million in 2004, mainly due to a 9% increase in the average sales price as a consequence of the rise in the international price of urea, partially offset by a 5% drop in sales volumes derived from a lower demand due to reduced corn and wheat sown areas (accounting for approximately 70% of the demand), the drought in several regions at the time of fertilization, increased costs of some fertilizers and reduced grain prices.

Gross profit: Gross profit increased P$3 million, or 0.8%, to P$ 377 million in 2005 from P$374 million in 2004, reflecting the improvement in styrenics in Argentina, offset by a reduction in gross profit for Innova. Gross margin on sales decreased to 17.3% from 19.9% reflecting the impact of reduced margins for Innova.

-     Styrenics – Argentina:

Gross profit increased P$51 million, or 38.6%, to P$183 million in 2005 from P$132 million in 2004, mainly due to the strong rise in sales volumes. Gross margin on sales slightly rose to 20.7% from 19.8%.

-     Styrenics – Brazil:

Gross profit decreased P$50 million, or 38.8%, to P$79 million in 2005 from P$129 million in 2004. Gross margin on sales declined to 8.1% from 16.7% as a consequence of the rise in raw material costs, mainly benzene, which could only be partially passed through to sales prices, and of increased fixed production costs derived from scheduled plant shutdowns in 2005.

-     Fertilizers:

Gross profit increased P$2 million, or 1.8%, to P$115 million in 2005 from P$113 million in 2004, and gross margin on sales was at similar levels in both fiscal years. The growing share of liquid fertilizers in the product mix, with a rise of approximately 12% in 2005, allowed to offset (in terms of gross margin) the decline in sales volumes.

Administrative and selling expenses: Administrative and selling expenses increased P$20 million, or 16%, to P$143 million in 2005 from P$123 million in 2004, primarily due to higher staff expenses, the rise in variable selling expenses attributable to increased rates and higher freight costs derived from increased ethylbenzene exports.

Other operating income (expense), net: Other operating income (expense), net recorded P$33 million and P$27 million gains in 2005 and 2004, respectively, mainly attributable to the collection of FUNDOPEM tax benefits granted by Rio Grande do Sul State, Brazil.

Gas and Energy

-   Gas marketing

The table below shows operating income for the business segment, excluding the effects of the proportional consolidation of CIESA:

(in millions of pesos)

Operating income: Operating income for the Hydrocarbon Transporation and Marketing business segment increased P$35 million, or 14.3%, to P$280 million in 2005 from P$245 million in 2004. Operating income reflects P$222 million and P$215 million gains in 2005 and 2004, respectively, attributable to the proportional consolidation of CIESA. Excluding proportional consolidation, operating income for the business segment increased P$28 million, or 93.3%, to P$58 million in 2005 from P$30 million in 2004.

Net sales: Sales revenues increased P$112 million to P$606 million in 2005 from P$494 million in 2004, mainly due to the rise in gas and liquids prices.  Gas sales prices increased on account of the application of the path of prices scheme established by the Secretary of Energy and the rise in international references applicable to certain export contracts and contracts with industrial clients. As regards liquids, improved prices derive from an increase in international reference prices.

Revenues from the sale of gas and liquids produced by the Company  and imported gas and liquids totaled P$309 million and P$262 million in 2005 and P$205 million and P$270 million in 2004. Sales volumes of gas produced by the Company and imported gas in Argentina declined to 260.9 million cubic feet per day in 2005 from 274.7 million cubic feet per day in 2004 as a consequence of the drop in the Company`s own production due to the decline of fields located in Argentina and the trade union strike held at the Austral basin during the last quarter of 2005. Sales volumes of liquids declined to 267.1 thousand tons in 2005 from 309.5 thousand tons in 2004, as a consequence of reduced gas volumes processed and lower yields obtained from processing gas with lower richness and heavier crude oils.

Gas and LPG brokerage services accounted for P$35 million and P$19 million sales revenues during 2005 and 2004, respectively.  The increase in 2005 is attributable to gas brokerage operations performed for the purpose of offsetting the decline in the Company’s own production mentioned above. Within this context, sales volumes increased to 18 million cubic feet per day in 2005 from 3 million cubic feet per day in 2004.

Gross profit: Gross profit in 2005 improved P$9 million, or 50%, to P$27 million from P$18 million. This significant rise is mainly attributable to increased margins on sales.

Other operating income (expense), net:  Other operating income (expense), net mainly attributable to income from technical assistance services to TGS totaled P$35 million and P$18 million gains in 2005 and 2004. As from July 2004, within the framework of the Agreement signed with Enron, the Company is providing technical assistance services to TGS.

-    Electricity

The table below shows operating income for the business segment, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Operating income: Operating income for the Electricity business segment increased P$37 million, or 27.8%, to P$170 million in 2005 from P$133 million in 2004.  Operating income reflects gains of P$19 million in 2005 and P$14 million in 2004, due to our share of the operating income of Distrilec. Excluding proportional consolidation, operating income rose to P$151 million in 2005 from P$119 million in 2004, primarily due to increased margins in the generation activity as a result of a rise in average prices and an increased volume of energy delivered.

Electricity Generation

Net sales: Net sales of electricity generation increased P$75 million, or 26.8%, to P$355 million in 2005 from P$280 million in 2004, primarily due to a 17% improvement in generation prices and a 9.5% rise in sales volumes.  The Company’s competitive advantages resulting from being an integrated energy company and the joint operation of thermal and hydroelectric generation plants allowed the Company to capitalize on market opportunities and reach increased sales volumes compared to 2004.

The increase in energy average prices was primarily attributable to (i) higher demand for energy within a context of lower water flow contribution at the different basins during the first half of the year and gas supply restrictions, which resulted in energy deliveries by less efficient machines, (ii) the passing through of increased gas costs to sales prices as a result of the path of prices implemented during the second quarter of 2004.

Net sales attributable to the Genelba Power Plant increased P$66 million, or 29.5%, to P$290 million in 2005 from P$224 in 2004, primarily due to the combined effect of improved sales prices and increased generation volumes.  The average sales price increased 16.5% to P$52.9 per MWh in 2005 from P$45.4 per MWh in 2004.  Payment of additional compensation for guaranteed supply to the electricity market reflected increased sales of P$30 million in 2004.  Energy delivered increased 11.3%, to 5.486 GWh in 2005 from 4.931 GWh in 2004. In 2005 a significant generation increase was recorded (8.5%) compared to 2004.  During 2005, the integration of operations with the Oil and Gas business segment was a key factor in overcoming gas supply restrictions faced by thermal plants. The Genelba Power Plant factor increased to 91% from 83% and the availability factor climbed to 94% from 85% as a consequence of the scheduled plant shutdown in 2004.

Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$12 million, or 23.1%, to P$64 million in 2005 from P$52 million in 2004, due to the combined effect of an improvement in sales prices and higher generation volumes.  The average sales price increased 20.8% to P$51.2 per MWh in 2005 from P$42.4 per MWh in 2004, due to the above-mentioned market reasons and the implementation of a dynamic and flexible policy in terms of the mix of spot and futures sales.  During 2005, energy delivered increased to 1,255 GWh, or 2.4%, in 2005 from 1,226 GWh in 2004, primarily due to increased consumption of water stored in the upper reservoirs of the Comahue Basin’s power plants in order to substitute thermal supply, which was not available due to fuel supply problems.

Gross profit: Gross profit for the generation business increased P$51 million, or 46%, to P$161 million in 2005 from P$110 million. This significant increase is attributable to the combined effect of improved prices and increased sales volumes.

Administrative and selling expenses: Administrative and selling expenses for the generation activity increased P$2 million, or 20%, to P$12 million in 2005 from P$10 million in 2004.

Other operating income (expense), net: Other operating income (expense), net dropped P$16 million to P$1 million from P$17 million mainly due to the decline in income from technical assistance services provided to Chilectra S.A., as technical operator of Edesur S.A.. In November 2004, Chilectra S.A. and Edesur S.A. renegotiated the terms of the technical assistance agreement, with a substantial reduction in the economic terms of the agreement. No significant results were recorded in that respect as from such date.

Analysis of Equity in Earnings of Affiliates

Equity in earnings of affiliates: Equity in earnings of affiliates increased P$90 million to P$166 million in 2005 from P$76 million in 2004. Without proportional consolidation, equity in earnings of affiliates rose P$103 million to P$182 million in 2005 from P$79 million in 2004.

This increase was primarily due to the rise in equity in earnings of Citelec, PBR and CIESA, partially offset by the effect derived from Coroil and Inversora Mata impairment charge in the amount of P$26 million, as a result of the migration of operating agreements in Venezuela.

The table below presents the equity in earning of the Company, its subsidiaries, companies under joint control for 2005 and 2004 fiscal years. In addition, the table presents the equity in earnings of affiliates excluding the effects of proportional consolidation.

(in million of pesos)

Transportadora de Gas del Sur S.A (TGS) /Compañía de Inversiones de Energía S.A (CIESA): Our equity in the earnings of CIESA and TGS increased P$23 million to P$49 million in 2005 from P$26 million in 2004 mainly as a consequence of the positive impact of reduced financial expense in 2005.

Financial expense, net decreased to P$288 million from P$348 million, mainly as a consequence of interest reduction associated with TGS’s lower average indebtedness. In line with the global restructuring of the financial debt agreed upon with financial creditors, TGS’s average indebtedness declined approximately 13% in 2005.

Sales revenues increased 5.8%, or P$56 million, to P$1,026 million in 2005 from P$970 million in 2004.

Sales revenues from the gas transportation segment increased 5.9% or P$26 million to P$460 million. This improvement is mainly attributable to the execution of new firm transportation agreements in connection with: (i) expansion of the Gral. San Martín Gas Pipeline completed in August 2005 which allowed to increase transportation capacity by 2.9 MMm3/d, (ii) a new contract with a joint venture of gas producers at the Austral basin, effective February 2005 which allowed to increase the transportation capacity by 1 MMm3/d, and (iii) open bids for transportation capacity carried out by TGS in March 2004 which allowed to rise the committed transportation capacity by 3.6 MMm3/d.

Revenues from the NGL production and marketing segment increased 7.9% or P$43 million to P$526 million mainly as a result of the 12% increase in the average sales price of NGL due to the rise in international reference prices which was partially offset by reduced sales volumes (approximately 4%) and the increase in NGL export tax rates as from May 2004, which moved up from 5% to 20%.

Operating income of CIESA decreased P$11 million, or 2.4%, to P$442 million in 2005, mainly as a consequence of the rise in natural gas price and, to a lesser extent, increased labor costs.

Distrilec Inversora S.A. (Distrilec) /Edesur S.A (Edesur): Our equity interest in the earnings of Distrilec accounted for a P$4 million increase in losses to P$17 million in 2005 from P$13 million in 2004.

Distrilec’s income from services increased 21% to P$1,339 million in 2005 from P$1,104 million in 2004, due to the combined effect of a 14.5% rise in sales prices and a 4.7% growth in the demand for energy.

Distrilec’s operating income increased to P$39 million from P$30 million in 2004 reflecting the rise in sales, which was partially offset by increased costs for the purchase of energy and the application of fines by the regulatory entity.

Distrilec’s financial income (expense) was similar in both fiscal years, accounting for losses of P$39 million and P$41 million in 2005 and 2004, respectively.

Distrilec’s other operating income (expense), net accounted for a loss of P$22 million in 2005 compared to a P$14 million gain in 2004. The gain of P$36 million in 2004 resulted from the settlement reached with Alstom Argentina in connection with January 15, 1999 events at Azopardo Substation. Such agreement ends all the claims between the parties.

Refinería del Norte S.A. (Refinor): In 2005, our equity in the earnings of Refinor increased P$6 million to P$46 million from P$40 million in 2004. This increase resulted primarily from a rise in gross profit derived from a strong increase in sales, partially offset by a reduction in the margin on sales due to the effect of higher purchase costs derived from crude oil and fuel gas increase.

Refinor’s sales increased 31.1% or P$339 million to P$1,429 million in 2005 from P$1,090 million in 2004, mainly as a result of the significant rise in sales prices, both international prices of fuels and domestic prices of LPG and, to a lesser extent, increased crude oil volumes. In 2005, in line with the increase in international references, Refinor’s average sales prices were 36% higher compared to 2004. The volume of crude oil processed increased 4%, to 17.9 thousand barrels per day with greater crude oil availability from Bolivia which allowed to revert the drop in volumes at Cuenca del Norte oilfields. The volume of gas processed averaged 19.1 million cubic meters per day, a level similar to that recorded in 2004.  The greater amount of supply required on account of energy problems in Argentina was met by running the plant at almost its full installed capacity and the Madrejones gas pipeline interconnection.

Refinor’s operating income climbed to P$245 million from P$217 million in 2004 reflecting the rise in gross profit, partially offset by increased expenses in transportation and freight.

Citelec S.A. (Citelec): Equity in earnings of Citelec accounted for a gain of P$27 million in 2005 compared to a loss of P$42 million in 2004. As from September 30, 2005, upon submittal of the plan for Citelec divestment, equity interest in Citelec was valued at the recoverable value determined on the basis of the probable net realization value.

Petroquímica Cuyo S.A. (Cuyo): Our equity interest in the earnings of Cuyo decreased P$9 million to P$7 million in 2005 from P$16 million in 2004. This decline is basically attributable to a strong reduction in margins on sales mainly as a consequence of increased costs derived from the rise in crude oil, the impact of which could only be partially passed through to sales prices and, to a lesser extent, increased costs derived from the scheduled plant shutdown in 2005.

Cuyo’s sales increased 14.8% to P$325 million in 2005 from P$283 million in 2004, mainly due to a 25% increase in sales prices, partially offset by a 8.5% decline in sales volumes. The improvement in average sales prices reflects the rise in crude oil prices which resulted in strong increases in international reference prices for the petrochemical industry. The decline in sales volumes was attributable to the scheduled plant shutdown in 2005.

Cuyo’s operating income decreased to P$33 million from P$64 million in 2004 mainly due to the combined effect of reduced margins on sales and lower sales volumes as a consequence of the scheduled plant shutdown.

 Petrobras Bolivia de Refinación (PBR): Our equity interest in the earnings of PBR moved up P$36 million to P$54 million in 2005 from P$18 million in 2004 as a consequence of the combined effect of improved margins, with a 14% rise in the average sales price, and increased sales volumes.

In 2005, contribution margins significantly improved, mainly due to the fact that PBR’s operations were positively affected by the rise in international reference prices and better discounts in crude oil and gasoline exports.

In addition, in 2005 PBR achieved record levels in crude oil, diesel oil and lubricants processing amounting to 39.8 thousand barrels per day, 55.5 thousand cubic meters per month and 1.16 thousand cubic meters per month, respectively. Along these lines, reconstituted crude oil sales set record levels with average monthly volumes of 269 thousand barrels, and diesel oil sales amounted to levels similar to those in 2004 with 54.5 thousand cubic meters per month. In the domestic market, marketing activities were performed through its subsidiary PBD, with an increase in its market share to about 30%, with a commercial network of 104 retail points, of which 12 were added in 2005.

 Oleoductos del Valle S.A. (Oldelval): Our equity interest in the earnings of Oldelval decreased P$4 million to P$3 million from P$7 million as a consequence of the recognition of a gain derived from the unusual sale of crude oil surplus in 2004.

Oldelval’s sales revenues increased 5% to P$118 million due to a 9% rise in rates effective April 2005, partially offset by a 1.03% slight decline in transported volumes, to 65.4 million barrels, as a direct consequence of the natural decline trend in the Neuquén basin oilfields. In addition, operating costs increased basically due to the performance of maintenance works for the purpose of securing reliability in the pumping system.

Petrolera Entre Lomas S.A (PELSA): Our equity interest in the earnings of PELSA increased P$9 million to P$26 million from P$17 million, mainly due to the combined effect of an improvement in margins on sales and increased sales volumes, both of crude oil and natural gas.

Sales revenues increased 34% to P$368 million from P$ 274 million due to the combined effect of a 24% improvement in prices attributable to the rise in the international price of crude oil and increased volumes (8%).

Liquidity and Capital Resources

During 2005, the Argentine government has successfully restructured a substantial portion of the sovereign debt in default. This implied the regularization of the legal situation of most of the debt unpaid since December 2001. Though this fact represents a significant step towards reinsertion of our country in the international financial market, Argentina and Argentine companies are subject to a series of significant restrictions to access international credit markets. In spite of a positive growth scenario in Latin America, typical fluctuations in emerging markets may probably generate volatility in financial variables and capital flows to the region.

In view of these limitations, the Company’s financial policy prioritizes a close monitoring of liquidity levels in order to secure compliance with obligations and feasibility of growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of businesses is built.

Based on these strategic guidelines, the Company seeks to:

*    Gradually reduce the level of indebtedness, by designing a capital structure in line with industry standards and adaptable to the financial markets in which the Company operates, and by establishing a debt maturity profile which fosters cash generation.

*   Gradually reduce indebtedness costs.

*   Have adequate flexibility to overcome high volatility levels inherent to emerging capital markets by adhering to a conservative cash management policy which minimizes the risks of financial distress.

*   Limit the level of investments in order to focus on cash generation, by prioritizing profitable projects with faster returns.

By adhering to these guidelines, the Company will gain attractiveness, projecting financial management as a key element in the value-creation process.

The financial community has openly valued the consistency of these guidelines and the steps taken so far with a view to their materialization.

Along these lines, 2005 milestones were the following:

*    13% growth in operating cash flow.

* Strict compliance with all financial obligations, with a 5% decline in annual average, indebtedness, measured in US dollars.

*   In April 2005, the Company prepaid the remaining Notes and other credit instruments originally issued in October 2002 (the “refinanced debt”). While a portion of said refinanced debt remained unpaid, the Company was subject to compliance with a series of restrictions and commitments, including restrictions on the payment of dividends, capital expenditures, liens, incurrence of new debt, among others. As from full payment in advance of the refinanced debt, restrictions and commitments become null and void, the Company thus gaining increased financial flexibility.

*   In December 2005, subsidiaries Innova and Petrobras Energía Venezuela fully paid in advance loans granted by the International Finance Corporation. The restrictions and commitments contained in such loans became null and void.

*    A significant increase in investments, supporting the growth strategy.

Analysis of Liquidity and Capital Resources

The Company’s Management analyzes its results and financial condition separately from the results and financial condition of affiliates under joint control.  The discussion below, therefore, relates to the liquidity and capital resources of the Company and its subsidiaries, excluding proportional consolidation of companies over which the Company exercises joint control, and as a result may not be directly comparable to amounts reflected in its financial statements.

The Company exercises joint control over three companies:  Distrilec, CIESA and Citelec S.A.. The Company did not consolidate proportionally the financial statements of Citelec S.A. by virtue of the divestment commitment assumed by Petrobras Energía S.A.’s upon transfer of 58.62% of Petrobras Energía Participaciones S.A. shares to Petrobras.

CIESA and Distrilec, through their interest in TGS and Edesur, are engaged in the provision of regulated utility services. The economic and financial balance of the business of these companies has been affected by the provisions of the Public Emergency Law.  The Company is not committed, and does not expect, to provide financial assistance to either CIESA or Distrilec.

The table below reflects the Company’s statements of cash flow for fiscal years ended December 31, 2005 and 2004 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of companies under joint control.

(in millions of pesos)

Cash

As of December 31, 2005 and 2004, cash and cash equivalents totaled P$474 million and P$846 million, respectively.

The Company’s goal is to maintain excess cash, primarily in US dollars, in short-term investments in order to ensure adequate liquidity levels.  The Company predominately uses money market mutual funds and overnight deposits.

Operating activities

Net cash from operations increased P$188 million to P$1,626 million in 2005 from P$1,438 million in 2004.

Net cash from operations in 2005 was primarily benefited by the increase in commodity prices, particularly WTI.

Investing activities

Cash used in investing activities increased P$472 million to P$1,544 million in 2005 from P$1,072 million in 2004.

In 2005, supported by the increase in operating cash flow and liquidity at target levels, capital expenditures increased P$552 million to P$1,619 million in 2005 from P$1,067 million in 2004.

The table below reflects total capital expenditures, net:

	2005	2004
Oil and Gas Exploration and Production	1,235	872
Petrochemical	119	96
Refining and Distribution	199	81
Corporate	64	11
Others	3	7

Total	1,619	1067

Capital expenditures in the Oil and Gas Exploration and Production business segment totaled P$1,235 million and were primarily directed towards maintaining production levels and prioritizing investments in countries and products with higher expected profit margins.  In 2005, 348 wells were drilled, of which 265 are located in Argentina and 369 units were repaired, of which 281 are located in Argentina. In addition, significant infrastructure works were carried out. In Argentina, development of reserves continued through well drilling and expansion of surface facilities.  Works relating to La Porfiada field interconnection project continued, with completion estimated in early 2006.  In Venezuela, capital expenditures were primarily directed towards construction of development wells and drilling of 21 wells during the year.  In addition, as in 2004, improvements in connection with extraction and surface and bottom equipment are worth a mention. In Ecuador, at Block 18, eleven wells were drilled and expansion works in production facilities continued both for Palo Azul and Pata; however, approximately 70% of the works will be performed in 2006 and will become operational by that time. In Peru, investments in well drilling, repair works and reactivation were developed as part of the implementation of water injection projects. In addition, installation of alternative extraction systems for the purpose of optimizing operating costs started. Geological and geophysical works were also performed in terms of exploitation activities.

In 2005, capital expenditures in the Refining and Distribution business segment totaled P$199 million. At the San Lorenzo refinery, capital expenditures were directed towards maintaining efficient operating conditions, replacement of furnaces at Topping III being worth a mention. Regarding the Bahia Blanca refinery, the most significant investment in 2005 was the construction of the new Dispatch Plant “Caleta Paula” to improve product distribution logistics.  In the Distribution business segment, major investments were directed towards reidentification of 123 gas stations aimed at strengthening Petrobras image in the domestic market.

In the Petrochemicals business segment, capital expenditures totaled P$119 million in 2005. Capital expenditures in styrene were focused on increasing operations efficiency. Regarding fertilizers, a plot of land was acquired for the construction of a Super Simple Phosphate plant for the production of a new product that until 2005 was imported for resale. In addition, significant capital expenditures were made in relation to the supply of liquid fertilizers, plant maintenance and commercial development.

Financing activities

Net cash provided by (used in) financing activities totaled P$463 million in 2005 and P$222 million in 2004.

The Company paid off long-term liabilities in the amount of P$1,601 million in 2005 and P$988 million in 2004.

*    In 2005, Classes M and K under the US$2.5 billion Corporate Notes Program were repaid at maturity in an amount of P$1,069 million (U$S365 million). Petrobras Energía Venezuela S.A. and Innova S.A. paid debt owed to the International Finance Corporation in the amount of P$415 million.  In addition, the Company repaid bank loans in the amount of P$117 million in 2005.

*    In 2004, payment of principal in connection with Classes C, M and K under the US$2.5 billion Corporate Notes Program was made and Classes O and P under the same Program were paid at maturity in addition to the Fourth Series of the US$1.2 billion Global Program, accounting for a total payment of P$881 million. In addition, the Company paid P$107 million mainly for bank loans.

Cash provided by long-term financing totaled P$747 million in 2005 and P$669 million in 2004.

*    In 2005 first quarter, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted a P$582 million loan (US$200 million), payable semiannually at a rate of 7.22% per annum and due 2015.  The loan may be prepaid without penalties.  In December, Innova obtained financing in the amount of P$108 million, at LIBOR + 1.35% from Banco Do Brasil. In addition, cash provided by foreign trade financing totaled P$57 million.

*     In April 2004, the Company issued the second Series of Class R corporate notes of a nominal value of US$100 million in the amount of P$289 million, which represents a single class with Class R issued in October 2003. In September 2004, Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, granted a P$150 million loan (US$ 50 million). The International Finance Corporation completed the financing granted in 2003 to the subsidiary Petrobras Energía Venezuela S.A. in the amount of P$85 million (US$29 million) and Petrobras Energía del Perú S.A. received financing in the amount of P$85 million (US$30 million), which partly completes the financing granted in 2003 by Banco de Crédito de Perú and Interbank. In addition, cash provided by foreign trade financing totaled P$60 million (US$20 million).

Cash provided by short-term financing totaled P$391 million in 2005, primarily from foreign trade financing, compared to P$138 million in 2004.

Description of Indebtedness

Most of the Company’s financial debt and a significant portion of the debt of the Company’s main affiliates are denominated in U.S. dollars.

As of December 31, 2005, total indebtedness, excluding proportional consolidation of companies under joint control, totaled P$5,646 million, of which P$4,367 million was long-term indebtedness.  As of December 31, 2005, short-term indebtedness totaled P$1,279million, of which P$106 million represents the current portion of long-term obligations and P$1,173 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.

The Company maintains a global corporate note program due May 2008, for a principal amount at any time outstanding of US$2.5 billion or its equivalent in any currency. This program was authorized under Certificate N. 202 dated May 4, 1998, Certificate N. 290 dated July 3, 2002 and Certificate N. 296 dated September 16, 2003.  As of December 31, 2005, notes in an aggregate principal amount of US$1,077 million were outstanding under this program.

The program was rated “AA- (arg)” by Fitch Argentina Calificadora de Riesgo S.A. and “raA+” by Standard & Poor’s International Ratings, LLC, Argentina.  On an international basis, Fitch Rating Ltd, Standard & Poor’s Rating Services and Moody’s Investor Services Inc. have assigned the program a credit rating of “B”, “B” and “Ba2”, respectively.

Notes under the program are not subject to acceleration in the event the credit ratings are downgraded.

The following is our debt maturity profile as of December 31, 2005:

	1 year	2 years	3 years	4 years	5 years	6 or more years
Millions of Pesos	1,279	1,003	223	602	1,085	1,454

Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled at maturity, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time of said maturity, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled at maturity, provided that those due and unpaid amounts exceed US$10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, at the time of said maturity.

Future Capital Requirements

The Company’s investments for 2006 are estimated at about US$650 million. This level of investments ratifies sustained growth over recent fiscal years thus confirming the business expansion targets contemplated in the Business Plan.

The Company estimates that its capital expenditure requirements, financial debt payment obligations and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments. The Company’s level of investments will depend on a variety of factors, many of which are beyond its control. These include the future price evolution of the commodities it sells, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforceability of Argentine and foreign regulations, the changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where it operates.

Oil and Gas Exploration and Production

The Company’s 2006 Business Plan will primarily focus on the Oil and Gas Exploration and Production segment, with special emphasis on operations in Argentina and Ecuador. Projected investments in this segment will be in line with reserve replacement and production goals, as a crucial step in securing the Company’s sustainable growth.

Argentina. Efforts will continue at the Neuquén Basin to develop oil reserves through well drilling and expansion of secondary recovery projects and the relevant surface facilities. As regards gas production, construction of facilities and ducts will continue for El Mangrullo field to become operational. At the Austral Basin, investments will be mainly directed towards well drilling for development and delimitation of oil reserves, start-up of the interconnection system and the mercury removal plant. In addition, exploration activities involving seismic shooting and well drilling will be performed.

Ecuador. Development of Block 18 will continue through drilling and construction of facilities to increase treatment capacity. In Block 31, works relating to construction of facilities and infrastructure will continue for the start of production activities at the Apaika Nenke field. In addition, drilling of exploratory wells will be performed on prospects located within the block.

Peru. The capital expenditure program contemplates performance of studies and seismic shooting aimed at evaluating exploration blocks added during 2005. In addition, drilling activities aimed at the expansion of Lote X primary development will continue on an intensive basis.

Refining and Distribution

In 2006, we will start execution of works contemplated in the Refining Master Plan aimed at obtaining fuels according to stringent quality specifications.

At the Bahia Blanca refinery, works relating to the Light Reformate plant and Sulfur Recovery Unit will continue, both works estimated to be completed by December 2006. The Light Reformate plant will allow not only to improve the quality of our gasolines but also to obtain a variety with high benzene content, a high value input for the petrochemical industry but whose content is limited under environmental standards. The Sulfur Recovery Unit will transform this fuel contaminant into raw material for the production of fertilizers. Other significant works to be performed at the Bahia Blanca Refinery in 2006 include revamping of the topping and vacuum units to increase installed capacity from 30,500 bbl/d to 36,300 bbl/d. These works will be completed during 2007 and will allow for processing heavier crude oils, with increased availability and reduced purchase costs.

Regarding the San Lorenzo Refinery, crude oil processing capacity will be expanded 33%. In addition, a new benzene tower will be erected and revamping of the Aromatics Recovery Unit will be performed. These works will be completed during 2006 and will allow for processing Light Reformate streams from the Bahia Blanca Refinery and other suppliers of varieties with high benzene content.

In the Distribution business segment, the Company will move forward in the process of consolidating reidentification of gas stations, with a view to a selective growth of new businesses with a focus on service, quality and image attributes.

Petrochemicals

In the Petrochemicals business segment, at the Puerto General San Martín plant, equipment will be replaced in the Styrene Unit reaction area. This investment, in addition to revamping of the Unit distillation area, will increase installed capacity from 110,000 tons/year to 160,000 tons/year. At the San Lorenzo Ethylene Plant, construction of the loading area for the dispatch of liquid ethylene will be completed. Basic, extended and detail engineering will be completed and construction of the cooling tower will commence. Works will be completed during 2007 and will significantly contribute to reduce the Unit operating costs.

Construction of Innova’s new Ethylbenzene plant will start, with an initial production capacity of 235 thousand tons/year.

With respect to our fertilizers business, one of the Ammonia plants will be revamped to increase production capacity by 12% to 290 tons/year. At the same time, operating improvements will be materialized at the plant aimed at achieving increased yield and safety for operating processes. In 2006, the Potassium Thiosulphate plant project will be completed and the Simple Superphosphate plant project will be commenced, with completion estimated by 2008. New products, which until 2005 were imported for resale will be produced at the beforementioned plants. From the commercial viewpoint, investments will continue to be made in storage and logistics in order to keep on selling liquid fertilizers to the agricultural sector.

Corporate Governance

Corporate Governance refers to a set of policies, systems, standards and procedures regulating the Company’s management and development.

The Corporate Governance best practices provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, vendors and the community in general.

Ethics in the conduct of business, transparency in the relationship with target publics and trustworthiness of the financial information generated by the company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2005, efforts were made to consolidate several initiatives implemented in 2004, aimed at strengthening Corporate Governance good practices:

*  The Audit Committee’s performance consolidated, with a fluent interaction with the different Organization’s sectors and a greater involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and the USA.

*  A major campaign was launched to disseminate and implement the Code of Business Conduct and Ethics, which is in line with Petrobras’ conduct principles and consistently applied to all the Company’s operations.

*  Effective tools were used to disclose, start up and implement mechanisms and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest, allowing the informant to report any irregularity to the Audit Committee on a confidential and anonymous basis.

*  Relevant information was disclosed to the market in accordance with the standards and practices established during the previous fiscal year, being respectful of good market practices and complying with applicable legal requirements.

In addition, the Company’s Management continued working on the implementation of the requirements of Section 404 of the Sarbanes-Oxley Law to which Petrobras Energía Participaciones S.A. is subject as a company registered with the Securities and Exchange Commission (SEC). The main focus in this section is placed on the certification of the effectiveness of internal controls over financial reporting, for the purpose of strengthening the confidence of investors in securities markets, by means of the adoption of corporate governance best practices, the promotion of business ethical practices, securing trustworthiness of the financial information to all shareholders, investors and the public in general.

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations.

In March 2005, the SEC granted a one-year extension for foreign issuers to comply with the requirements under Section 404 of the Sarbanes-Oxley Law. As a result of this extension, the first certification relating to the existence and effectiveness of internal control systems over financial reporting shall be issued for fiscal year ended December 31, 2006.

Management and Administration

Board of Directors

The Company’s management is vested in a Board of Directors composed of such number of members as determined by the Regular Shareholders’ Meeting, between a minimum of six and a maximum of nineteen members.  Such members are elected for a two-year term and are renewed by halves each year. The Regular Shareholders’ Meeting may appoint a number of alternate members that may be equal or lower than the number of regular directors and for the same term in order to fill any vacancy, in the order of their appointment.

The current structure of the Board of Directors is the following:

Name	Position

José Sergio Gabrielli de Azevedo	Chairman
Nestor Cuñat Cerveró	Vice Chairman
Decio Fabricio Oddone da Costa	Director
Almir Guilherme Barbassa	Director
Luiz Augusto Marciano da Fonseca	Director
Guilherme de Oliveira Estrella	Director
Ildo Luis Sauer	Director
José Eduardo de Barros Dutra	Director
Renato de Souza Duque	Director
Alberto Da Fonseca Guimarães	Director
Oscar Aníbal Vicente	Director
Héctor Daniel Casal	Director
Cedric Bridger	Director
�easure Perkins	Director
Paulo Roberto Costa	Director
Daniel Jorge Maggi	Director
Roberto Alejandro Fortunati	Director
Carlos Alberto Pereira de Oliveira	Director
Luis Miguel Sas	Director
Vilson Reichemback da Silva	Alternate Director
Pablo Cavallaro	Alternate Director

In compliance with Resolution No. 368 of the National Securities Commission, Nicolás Perkins, Roberto Alejandro Fortunati and Pablo Cavallaro perform as independent directors and the other directors are not independent in accordance with the National Securities Commission rules.

Compensation

Compensation of the Board of Directors’ members is determined at the Regular Shareholders’ Meeting in compliance with the Business Companies Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of technical, administrative or permanent functions, may not exceed 25% of our profits. Such amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap. In the event one or more directors serve as members of a special committee or perform technical or administrative functions and profits are reduced or non-existent and consequently the preset limits are exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the Regular Shareholders’ Meeting.

Executive Officers

Petrobras Energía Participaciones S.A. as a holding company does not have executive officers. The Company’s operations are conducted through Petrobras Energía S.A. The table below sets out the names and positions of Petrobras Energía S.A.’s executive officers.

Name	Position

Alberto da Fonseca Guimarães	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Carlos Alberto P. de Oliveira	Vice President of the Oil Exploration and Production Business Unit
Carlos Alberto de Meira Fontes	Vice President of the Refining and Distribution and Petrochemicals Business Units
Rafael Fernández Morandé	Vice President of the Gas and Energy Business Unit
Vilson Reichenback da Silva	Vice President of the Commercial Downstream Business Unit
Daniel Jorge Maggi	Vice President of Human Resources
Héctor Daniel Casal	Vice President of Legal Affairs
Alberto Federico Bethke	Vice President of Corporate Services
Rui Antonio Alves da Fonseca	Vice President of Quality, Environment and Safety and Health
Adelson da Silva	Executive Manager of Planning and Management Control
Pablo Maria Puiggari	Executive Manager of External Communications
Ricardo Meira de Vasconcellos	Executive Manager of Internal Audit

Compensation

In Petrobras Energía S.A. the compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía S.A.’s results of operations and the achievements of individual goals and objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan, meal allowance and supplementary pension plan.

Decision-making and Internal Control System

Petrobras Energía Participaciones S.A. is a holding company and its operations are conducted through Petrobras Energía S.A. Petrobras Energía S.A.’s operations are divided into Business Units which are in turn supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Energía S.A. is managed by an Executive Committee composed of thirteen members: the Chief Executive Officer, the Chief Financial Officer, four Business Unit Vice Presidents (Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals, Gas and Energy and Commercial Downstream), the Vice Presidents of Legal Affairs, Human Resources and Corporate Services. The Management team is also made up by the Vice President responsible for Quality, Environment and Safety and Health, and the Executive Managers for Planning and Management Control, External Communications and Internal Audit.

Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

Our Company’s internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis (under the responsibility of the Centralized Functions areas), always within the framework of the policies established by the Executive Committee.

Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, the production of periodical management control reports, performance appraisals and fluid communications that strengthen the internal control system and help secure an efficient administration.

Audit Committee

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree 677/01 and the National Securities Commission (CNV) rules in Argentina and to the requirements imposed by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), the Company has created an Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of the Financial Statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the conduct of the internal audit and the Independent Auditor’s performance.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members or at least the majority of its members will be independent, under the standards provided for in the regulations of the CNV, SEC and NYSE  (with respect to the SEC and the NYSE regulations, to the extent the same are applicable to non-US issuers and taking into account any exceptions provided for therein).

At the Board of Directors’ meeting held on May 7, 2004, Roberto Fortunati, Nicolás Perkins and Cedric Bridger were appointed as regular members of the Audit Committee and Pablo Cavallaro was appointed as alternate member. At the Board of Directors’ Meeting held on April 1, 2005, the term of office of the Audit Committee members was renewed for one year.

The Audit Committee works out an annual action plan for each fiscal year to be reported to the Board of Directors and the Statutory Syndic Committee. The remaining directors, members of the Statutory Syndic Committee, managers and external auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. For a better performance of its duties, the Committee may retain, on the Company’s account, advisory services of a counsel and other independent professionals on the basis of a budget previously approved at the Shareholders’ Meeting. The Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.

The Audit Committee has the following powers and responsibilities:

a)  Supervise the performance of internal control systems, the performance and trustworthiness of the administrative and accounting system, the trustworthiness of the financial statements and all the financial information and the disclosure of relevant events submitted to the CNV and self-regulated entities in compliance with the applicable reporting standards.

b)   Establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c)   Issue founded opinions with respect to transactions with related parties as required by applicable law. Issue founded opinions whenever a conflict of interest exists or may arise and communicate this opinion to self-regulated entities as required by the CNV.

d)  Provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders have conflicts of interest.

e)  Opine on the reasonableness of the compensation and stock option plans proposed by the Board of Directors at the meetings.

f)  Opine on the compliance with legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g)  Issue at least once, at the time of submittal of the annual Financial Statements, a report on the treatment given during the year to the matters under its responsibility.

h)  Issue an opinion on the proposal submitted by the Board for the appointment (or revocation) of the Independent Auditor and communicate it to the Shareholders’ Meeting.

i)  Evaluate the Independent Auditor’s qualification and independence.

j)   Issue and maintain a pre-approval procedure in connection with any service (whether audit-related or not) to be provided by the Independent Auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k)  Evaluate the Company’s accounting standards quality and the main changes to such accounting standards.

Statutory Syndic Committee

We have a Statutory Syndic Committee that is comprised of three members and three alternate members. Petrobras Energía Participaciones’ Regular Shareholders’ Meeting held on March 31, 2005 approved the appointment of the following regular and alternate members who are currently serving on the Statutory Syndic Committee:

Name	Position

Juan Carlos Cincotta	Regular Member
Justo Federico Norman	Regular Member
Rogelio Norberto Maciel	Regular Member
Olga M. Morrone de Quintana	Alternate Member
Mariana Paula Ardizzone	Alternate Member
María Laura Maciel	Alternate Member

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the Annual Shareholders’ Meeting to serve for a renewable term of one year. The primary responsibility of the Statutory Syndic Committee is to monitor Management’s compliance with the Business Companies Law, our by-laws and the shareholders’ resolutions.  The Statutory Syndic Committee also performs other functions, including: (i) attending meetings of the Board of Directors and shareholders, (ii) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with Business Companies Law No. 19550, (iii) presenting a report on the reports of the Board of Directors and the annual financial statements at regular shareholders’ meetings, and (iv) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee may not engage in administrative control activities and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, selling and production, as these issues fall within the exclusive responsibility of the Board of Directors.

 Dividends

Pursuant to the Business Companies Law, we may only pay dividends from our retained earnings reflected in our annual audited financial statements as approved at our annual General Regular Shareholders’ Meeting.  While the Company’s Board of Directors may declare interim dividends, each member of the Board of Directors and of the Statutory Syndic Committee would be jointly and severally liable for any payments made in excess of retained earnings at fiscal year closing. The declaration, amount and payment of dividends to shareholders are subject to approval by the Regular Shareholders’ Meeting. Under the Company’s bylaws, net income is allocated as follows: (i) 5% to a legal reserve, until the legal reserve equals 20% of the outstanding capital; (ii) to compensation of the members of the Board of Directors and members of the Statutory Syndic Committee, and (iii) to dividends on preferred stock, if any, and then to dividends on common stock or to a voluntary reserve or contingency reserve, or to a new account, or as otherwise determined by the Regular Shareholders’ Meeting.

The main source of funds for the payment of cash dividends will be the dividends received by Petrobras Energía Participaciones S.A. from its controlled company Petrobras Energía S.A. Petrobras Energía Participaciones S.A. will distribute as cash dividends any cash dividends received from Petrobras Energía S.A., net of taxes, if any, and minimum expenses, and subject to the Argentine laws and the corporate bylaws.

Payment of cash dividends by Petrobras Energía S.A. will be dependent upon its financial position, the results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by the Argentine laws and upon any other factors deemed relevant by Petrobras Energía S.A.’s Board of Directors for the purpose of resolving upon the declaration of dividends.

  Summarized Balance Sheet and Income Statement Structure

The information below for fiscal years ended December 31, 2002 and 2001 does not have retroactive effect under the new professional accounting standards. The information below for fiscal years ended December 31, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and EG3 S.A. into Petrobras Energía S.A.

Listed Price of the Company’s Share

#

Statistical Data

The information below for fiscal years ended December 31, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and EG3 S.A. into Petrobras Energía S.A.

Fiscal year ended				
	12-31-05	12-31-04	12-31-03	12-31-02	12-31-01
Crude oil sales (thousands of barrels)					
Argentina	19,459	18,252	20,070	21,615	24,006
Venezuela	16,105	17,204	14,339	16,314	16,889
Peru	4,637	4,195	4,263	4,118	4,219
Bolivia	436	497	485	489	522
Ecuador	3,449	2,111	1,431	210	-
Total	44,086	42,259	39,157	42,536	45,636
Natural gas sales (thousands of cubic feets)					
Argentina	84,557	76,089	77,659	92,686	103,259
Venezuela	7,654	9,404	7,652	9,314	7,960
Peru	3,919	3,097	2,989	3,050	3,020
Bolivia	13,654	14,044	13,902	13,080	13,949
Total	109,784	102,634	102,202	118,130	128,187
Petrochemical sales (tons)					
Fertilizer	675,624	710,993	543,420	412,801	487,791
Rubber	52,644	60,208	56,924	51,215	47,648
Styrene	154,063	154,011	135,263	122,426	101,869
Propylene	23,335	20,046	26,240	21,722	25,210
Polystyrene	160,373	154,699	146,229	160,430	159,602
Refining products sales (cubic meters-tons)					
Aromatics (tn)	45,579	43,619	56,309	67,065	64,856
Bencen (tn)	57,466	53,851	50,136	44,478	44,825
Gasoline (m3)	715,269	207,419	119,230	122,802	126,233
Gas Oil (m3)	1,741,043	912,899	882,601	622,068	743,214
Other middle distillates (m3)	12,869	5,249	10,477	13,305	24,023
Asfalts (tn)	188,033	115,068	86,007	42,529	79,374
Paraffins (tn)	162,650	149,415	150,570	137,581	97,140
Reformer plant products (Tn)	134,497	74,469	79,028	64,874	68,756
Other heavy products (tn)	685,906	437,172	418,383	374,482	265,800
Electricity generation (gwh)					
Energy produced	6,114	5,689	5,400	5,278	4,732
Contracted sales	1,255	1,437	1,588	1,569	1,140
Spot sales	5,486	4,719	4,868	4,402	4,152
Total sales	6,741	6,156	6,456	5,971	5,292

Board of Directors’ Proposal

As resolved by the Company’s Board of Directors, unappropriated retained earnings as of December 31, 2005 will be allocated as follows: (in millions of pesos)

To legal reserve (*)	68
To new fiscal year	1,189

(*) Includes 37 attributable to reimbursement of Legal Reserve reduction as approved by the General Regular Shareholders’ Meeting held on April 4, 2003.

                                                                                                          José Sergio Gabrielli de Azevedo

                                                                                                  PRESIDENTE

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

Petrobras Energía Participaciones S.A.:

1.  We have audited the consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of December 31, 2005, 2004 and 2003 and the related consolidated statements of income, changes in shareholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above-mentioned financial statements based on our audits.

2. We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors mentioned in paragraph 5 provide us with a reasonable basis for our opinion in paragraph 9 below.

3. The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the Argentine National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations.

4. As further explained in Note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

5. The financial statements of some related companies, used to value the interest in such companies by the equity method or incorporated by the proportional consolidation method as of December 31, 2005, 2004 and 2003, were audited by other auditors, whose reports have been furnished to us. Our opinion set forth in paragraph 9, insofar as it relates to the amounts included for such companies, before considering the adjustments mentioned in note 9 to the consolidated financial statements, is based on the reports of the other auditors.  These companies are:

a)  Compañía de Inversiones de Energía S.A. (“CIESA”) as of December 31, 2005, 2004 and 2003 and Distrilec Inversora S.A. (“Distrilec”) as of December 31, 2003: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 14%, 14% and 25% of the assets and 5%, 6% and 12% of the sales of the respective consolidated totals as of December 31, 2005, 2004 and 2003, and for the years then ended.

b)   Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec S.A.”) as of December 31, 2005, 2004 and 2003 and Transportadora de Gas del Sur S.A. (“TGS”) as of December 31, 2004 and 2003: the interests in these companies represent non-current investments for about Argentine pesos 288,000,000; 278,000,000 and 310,000,000 as of December 31, 2005, 2004 and 2003; and gains for about Argentine pesos 172,000,000; losses for about Argentine pesos 31,000,000 and gains for about Argentine pesos 42,000,000,  included in Equity in earnings of affiliates for the years then ended, respectively.

6)  The reports of the other auditors mentioned in paragraph 5 related to the financial statements of CIESA as of December 31, 2005, 2004 and 2003, include qualifications for unresolved uncertainties as to such company´s ability to continue as going concern and about the recoverability of it´s non-current assets in case that the assumptions used by management to make its projections would not materialize in the future. In the case of TGS, the report of the other auditors as of December 31, 2004 and 2003 included qualifications for unresolved uncertainties with respect to: I) future development of the company’s regulated business and ii) the recoverable value of its non-current assets, based on estimations on the final outcome of the renegotiation process. As described in note 9 to the consolidated financial statements, such companies have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of License and Concession contracts (which is in process) and the devaluation of the Argentine peso. In addition, CIESA has suspended the payment of its financial debt and, on September 2005, signed an agreement to refinance its debts that has not been approved by certain regulatory authorities, as of the date of this report. The companies management plans, in regard of these matters, are also described in note 9 to the consolidated financial statements.  The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The interest in Transportadora Gas Del Sur S.A. represents non-current investments for about Argentine pesos 151,000,000 and 140,000,000 as of December 31, 2004 and 2003, and gains for about Argentine pesos 16,000,000; 11,000,000 and 45,000,000; included in Equity in earnings of affiliates for the years ended on December 31, 2005, 2004 and 2003, respectively. The assets and net sales of CIESA, incorporated by the proportional consolidation method, represent about 14%, 14% and 16% of the assets, and 5%, 6% and 6% of the net sales, of the respective consolidated totals as of December 31, 2005, 2004 and 2003 and for the years then ended.

7. In the report of the other auditors mentioned in paragraph 5 related to the financial statements of Citelec S.A. as of December 31, 2005 and 2004, the other auditors stated that: (a) their original opinion about the financial statements of Citelec S.A. as of December 31, 2004, included in their report dated February 14, 2005, contained a qualification for unresolved uncertainties referred to the ability of its subsidiary, Compañía de Transporte de Energía Eléctrica en Alta Tension Transener S.A. (“Transener S.A.”), to continue operating as a going concern due to Transener S.A. financial debt restructuring process and the ongoing renegotiation of the concession contracts of Transener S.A. and Transba S.A. (a subsidiary of Transener S.A.) and, consequently, over the future results and cash flows of Citelec S.A., and (b) by the end of November 2005, the Executive Branch confirmed the terms and conditions of the renegotiation agreements which constitute the basis of the concession contracts, and consequently, their present opinion about the financial statements as of December 2004 does no longer include the above mentioned qualification.

Our audit report dated February 18, 2005 on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004 and 2003 also included a qualification for an unresolved uncertainty referred to the ability of Citelec S.A. to continue operating as a going concern. Such issue has been resolved in the same way as it is mentioned in the report of the other auditors and with more detail, in note 9 to the accompanying consolidated financial statements. Therefore, our present opinion on such financial statements is not affected by said qualification.

Additionally, our report dated February 18, 2005 included a determined qualification for not recognizing the non-quantified effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 as required by the Professional Council of Economic Sciences of the City of Buenos Aires, but not accepted by the National Securities Commission regulations. After issuing December 31, 2004 financial statements, and as described in Note 2 to the consolidated financial statements, the Company quantified such effects and determined that they are not material. Accordingly, our present report differs from that originally issued.

8.  As described in note 3 to the consolidated financial statements, the Company prepares its financial statements in accordance with the CNV regulations, and consequently the Company has not discounted the nominal values of the deferred tax assets and liabilities for the fiscal years 2005, 2004 and 2003. Such discount is required by the generally accepted accounting principles in Buenos Aires City, Argentina for the fiscal years ended on December 2005, 2004 and 2003. This effect has not been quantified by the Company.

9.  In our opinion, based on our audit and on the reports of the other auditors mentioned in paragraph 5, subject to the effect of the adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraph 6 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2005, 2004 and 2003 and the respective results of their operations and their cash flows for the years then ended in conformity with the pertinent regulations of the Business Association Law and the CNV and, except for the effect of the matter discussed in paragraph 8, with generally accepted accounting principles in Buenos Aires City, Argentina.

Buenos Aires, Argentina,

     February 15, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
ENRIQUE C. GROTZ Partner

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET

STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.

Business of the Company, change of corporate name and business reorganization

2.

Basis of presentation

a) Basis of consolidation

b) Foreing Currency translation

c) Restatement in constant money

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

e) Financial statements used

f) Accounting effects of Petrobras Energía´s corporate reorganization

g) Changes in professional accounting standards

3.

Accounting standards

4.

Valuation methods

a) Accounts denominated in foreign currency:

b) Inventories:

c) Investments:

d) Trade receivables and payables:

e) Financial receivables and payables:

f) Other receivables and payables:

g) Property, plant & equipment:

h) Environmental costs:

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

j) Liabilities for labor costs:

k) Contingencies:

l) Earnings per share:

m) Shareholders – equity accounts:

n) Revenue recognition:

o) Statement of income accounts:

5.

Accounting for derivative financial instruments

a)

Instruments that qualify for hedge accounting

b)

Instruments that do not qualify for hedge accounting

c)

Other operations with derivative instruments

6.

Oil and gas areas and participation in joint ventures

Investment commitments

Asset Retirement Obligations

Suspended well costs

Divestments of equity in oil and gas areas

Recoverability of investments in Argentine oil & gas areas

Operations in Ecuador

Operations in Venezuela

7.

Credit risk

8.

Inventories

9.

Investments, equity in earnings of affiliates and dividends collected from affiliates

a)

Investments

b)

Equity in earnings of affiliates

c)

Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

II.

Situation of the interests in public utility companies

III.

CIESA´s Master Settlement Agreement and Mutual Release Agreement

IV.

Expansion of TGS’s gas transportation system

V.

Transener S.A.’s financial debt restructuring

10.

Financing

I.

Petrobras Energía’s Global Programs of nonconvertible notes

II.

Cross default covenants

III.

Covenants

IV.

Financing of the Genelba Electric Power Generation Plant

V.

Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

VI.

Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

VII.

Edesur Indebtedness

VIII.

CIESA and TGS indebtedness

IX.

Detail of long-term debt

11.

Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

12.

Income tax and deferred tax

13.

Contingencies, allowances and environmental matters

a)

Environmental matters

b)

TGS stamp tax

c)

Value-added tax on operations in Ecuador

d)

Tax issues

14.

Contractual commitments, warranty bond, suretyships and guarantees granted

15.

Contribution, benefit pension and stock option plans of Petrobras Energía

a)

Retirees and Pensioners Fund

b)

Stock option plan

16.

Capital stock and restrictions on unappropriated retained earnings

17.

Other receivables, other liabilities, other operating income, other expenses, net and supplemental cash flow information.

18.

Balances and transactions with related companies

19.

Business segment and geographic consolidated information

20.

Controlling Group

21.

Subsequent events

22.

Other consolidated information

a)

Property, plant and equipment as of December 31, 2005, 2004 and 2003

b) Equity in affiliates as of December 31, 2005, 2004 and 2003

c) Costs of sales for the years ended December 31, 2005, 2004 and 2003

d) Foreign currency assets and liabilities as of December 31, 2005, 2004 and 2003

e) Consolidated detail of expenses incurred and depreciation for the years ended December 31, 2005, 2004 and 2003

f) Information about ownership in subsidiaries and affiliates as of December 31, 2005

g) Oil and gas areas and participation in joint-ventures as of December 31, 2005

h) Combined joint-ventures and consortia assets and liabilities as of December 31, 2005, 2004 and 2003 and results for the years ended December 31, 2005, 2004 and 2003.

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in millions of Argentine pesos – See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEET

as of DECEMBER 2005, 2004 AND 2003

(Stated in millions of Argentine pesos – See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

 (Stated in millions of Argentine pesos – See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (a)

 (Stated in millions of Argentine pesos – See Note 2.c)

2005	2004	2003
Cash provided by (used in) operations:			
Net income	613	678	381
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest in subsidiaries	234	(28)	20
Equity in earnings of affiliates (Note 9.b)	(166)	(76)	(163)
Financial expense, net	29	45	(585)
Dividends collected (Note 9.c)	72	84	26
Depreciation of property, plant and equipment	1,221	1,166	1,121
Reserve for Enecor's investment	16	-	-
Debt to exploitation partners in Venezuela allowance	55	15	27
Financial debt settled in advance	9	-	-
Impairment of assets - Areas in Venezuela (Note 6)	255	12	-
Impairment of assets - Operations in Ecuador	-	-	309
Impairment of assets - Gas areas in Argentina (Note 6)	(44)	-	37
Impairment of assets - Other assets	-	2	19
Seniat claim - Venezuela	54	-	-
Impairment of unproved oil and gas properties	16	119	343
Income (loss) from sale of oil and gas areas and participation in joint ventures	-	-	27
Income tax provision	381	(211)	29
Income tax paid	(17)	(66)	(48)
Accrued interest	552	585	598
Interest paid	(515)	(627)	(488)
Other	(12)	(6)	12
Changes in assets and liabilities:			
Trade receivables	(375)	(409)	(68)
Other receivables	(110)	(72)	(101)
Inventories	(169)	(174)	(15)
Other assets	8	45	73
Accounts payable	96	333	(46)
Payroll and social security taxes	90	(25)	18
Taxes payable	(6)	83	(48)
Other liabilities	(289)	159	54
Net cash provided by operations	1,998	1,632	1,532
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(1,757)	(1,189)	(975)
Net (decrease) increase in investments other than cash and cash equivalents	62	(13)	6
Contributions and advances to unconsolidated affiliates	(1)	(6)	(12)
Sale of interest in oil and gas areas	-	-	20
Reimbursement of contributions	14	9	-
Other	-	-	3
Net cash used in investing activities	(1,682)	(1,199)	(958)
Cash provided by (used in) financing activities:			
Net increase in short term debt	305	101	(354)
Receipts of long-term debt	205	580	591
Receipts of long-term debt from related companies	583	150	
Payments of long-term debt	(1,695)	(1,241)	(646)
Cash dividends paid	-	(41)	-
Net cash (used in) provided by financing activities	(602)	(451)	(409)
Effect of exchange rate change on cash	9	(6)	(88)
(Decrease) increase in cash	(277)	(24)	77
Cash and cash equivalents at beginning	1,067	1,091	911
Cash and cash equivalents at beginning from proportional interest in CIESA	-	-	103
Cash and cash equivalents at the beginning	1,067	1,091	1,014
Cash and cash equivalents at the end (See Note 17.e)	790	1,067	1,091

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.    Business of the Company, change of corporate name and business reorganization

Petrobras Energía Participaciones S.A. (“Petrobras Participaciones” or “the Company”) holds 75.8% of Petrobras Energía S.A. (“Petrobras Energía”), an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has business in Argentina, Bolivia, Brazil, Ecuador, Peru, Venezuela, México and Colombia. Petrobras Energía has a significant share of the regional energy market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Pecom Energía S.A. to Petrobras Energía S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía Participaciones S.A. held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A., also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; this process is subject to supervision by the Argentine Regulatory Entity of Electricity (“Ente Nacional Regulador de la Electricidad” or “ENRE”) and the approval of the Argentine Secretary of Energy (see note 9).

On July 4, 2003, the Inspección General de Justicia (“IGJ”, regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) on June 9, 2003.

On November 12, 2004, the Boards of Directors of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Management of Petrolera Santa Fe S.R.L. (“PSF”), in their respective meetings, approved the preliminary agreement for the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies would be considered incorporated into Petrobras Energía.

The abovementioned merger was approved by the Special Shareholders’ Meetings of PESA, EG3, PAR and by the Special Partners´ Meeting of PSF held on January 21, 2005.

As the result of the merger, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 230,194,137 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock.  Accordingly, the new capital stock of Petrobras Energía was set at Argentine pesos 1,009,618,410. As a result of the merger, Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. On March 3, 2005, the final merger agreement was subscribed and subsequently. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

2.    Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the CNV and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. �easureme accepted accounting principles (“U.S. GAAP”). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a.   Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones  has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

The companies under joint control are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Citelec S.A. The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía agreed to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petrobras (see Note 9.I).

b.   Foreing Currency translation

The Company applies the translation method established by Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures. This method is applied on a prospective basis starting January 1, 2003 in accordance with the transition standards.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a.   transactions with the Company are not a high proportion of the entity’s activities abroad;

b.   foreign business activities are partially financed with funds from their own transactions and with local loans;

c.   sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d.    the Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the foreign business activities.

Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:

*    Assets and liabilities stated at current value are converted at the closing exchange rates.

*   Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

Remeasurement results are recognized in the results for the fiscal year.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

*  Assets and liabilities are translated by using the closing exchange rate.

*  Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences – foreign currency translation”.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c.   Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after December 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement according to the constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the city of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company’s financial position.

d.   Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2005, 2004 and 2003 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company’s valuation methods.

f) Accounting effects of Petrobras Energía´s corporate reorganization

Petrobras Energía recorded the effects of the corporate reorganization indicated in Note 1 in accordance with the pooling-of-interest method described in Technical Resolution No. 18 of the FACPCE.

Although Argentine professional accounting standards refer to business combinations, they do not mention the treatment applicable to the merger between entities under common control. Given the lack of a particular regulation, FACPCE Technical Resolution No. 17, as amended by Resolution C.D. No. 243/01 of the CPCECABA, establishes that the situations not regulated will be resolved pursuant to generally applicable international standards, taking into account especially the market and the standards regulating the issuer of financial statements.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date.

According to the method, consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as though they had always been a part of PESA. Considering that the effective merger date was January 1, 2005, shareholder’s equity and the result of operations do not change due to the merger. The net effects of additions, both at the financial and income levels, are presented in the section entitled “Minority interest in subsidiaries”.

The assets and liabilities of Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as of December 31, 2004 incorporated in the combination are as follows:

The net sales and net income (loss) previously reported by the combined companies for the year ended December 31,2004, are as follows:

g) Changes in professional accounting standards

On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning as from January 1, 2006. In addition, it contemplates transition standards that defer the obligatory effectiveness of certain changes for fiscal years beginning as from January 1, 2008.

The changes that could be of relevance to the Company are described below:

(i)   In the performance of impairment tests of Property, Plant and Equipment and certain intangible assets, the comparison of their carrying value against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of those assets, is eliminated. An impairment allowance is now required to be booked whenever the estimated present value of net cash flows (and the net realizable value) is lower than the carrying value.

(ii)   The transitory differences arising from the conversion of  financial statements and the income recognized from the investment in not integrated entities, will be disclosed in the shareholders equity instead of being disclosed in the “Transitory differences – foreign currency translation” account.

(iii)   It is established that the difference between the Property, Plant and Equipment carrying value adjusted for inflation (and other nonmonetary assets) and their tax value is a temporary difference for deferred income tax purposes that would result in the recognition of a deferred tax. Notwithstanding this, it is acceptable to continue to consider such difference as permanent.  In this case, the disclosure of certain supplementary information is required.

In addition, an amendment was introduced in the measurement of deferred tax assets and liabilities, which shall not be discounted for the entities included in the public offering, thus unifying the treatment thereof with CNV standards.

Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning  as fromJanuary 1, 2006.

Under the abovementioned changes, eliminating the use of undiscounted cash flows as the first measurement guideline to perform impairment tests of assets would entail a shareholders’ equity reduction of about 170.  Such figure does not include the effect, if any, that could result from analyzing the recoverability of certain interests in certain affiliates. In connection with transitory differences, the disclosure thereof in a special shareholders-equity account would entail its reduction by 22 as of December 31, 2005.

As of the date of issuance of these financial statements, the Company’s Board of Director has not made a decision regarding the recognition of a deferred tax for the difference arising between Property, Plant and Equipment carrying value adjusted for inflation and its tax value, or the disclosure in note of such effect. The potential recognition of this effect would imply an increase of the Company’s liabilities and a reduction of its shareholders equity of about 800.  The Company will inform on the deferred tax criterion to be adopted within the term provided therefore by the BCBA (Buenos Aires Stock Exchange) to file annual financial statements.

3.   Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP and the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a.  valuation of deferred income tax credit or liability at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b.  the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

c.  the special treatment enabling the financial costs of payables to finance the investment in large infrastructure works and accrued after the total or partial launch of the facilities (as provided for in Section 4 of Resulution CD No. 243/01) may not be applied.

d.   the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

4.   Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a.  Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each fiscal year, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b.  Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c.   Investments:

Listed shares and government securities:

-  Available for sale: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-  Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on an accrual basis. As of December 31, 2005, the Company maintained investments with a market value of 6 and a book value of 6.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Investments in mutual funds: at market prices at the end of each year.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company’s equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company’s equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders’ meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders’ disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d.  Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of payments collected. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.  No implicit financial components inherent in our trade receivables and payables, which generally have terms that do not exceed 90 days, were identified.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each year. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each year. The total amount of receivables is net of an allowance for doubtful account, which is bared on estimates of collections carried out by the subsidiary.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted (See Note 2.g).

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant & equipment related to foreign operations were converted into US dollars, as US dollars is the functional currency for such operations, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

In accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines, the Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.  Before such interpretation, SFAS 19 provided: (I) if the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) if the reserves are not classified as proved for any other reason, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling. If after one year no reserves are classified as proved, exploratory well costs should be charged to expense.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of its initial measurement.

The Company estimates its reserves at least once a year. The Company’s reserve estimates as of December 31, 2005, 2004 and 2003, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered the 95%, 95% and 92% of the Company’s estimated reserves for the years 2005, 2004 and 2003.

The Company ‘s remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The actual costs of major maintenance and repairs are charged to expense when incurred.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined based on the price paid for the acquisition of 70% of Transportadora de Gas del Sur S.A. ´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c.

Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of inventories, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The Company tests the recoverability of Property, Plant and Equipment based on the respective value in use, defined as the addition of the expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the undiscounted value in use. From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use. In the determination of the discounted value in use, discount rates used by market participants to evaluate the time value of money and the specific risk of the asset, are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

The value of property, plant & equipment, measured for each identifiable business unit or line of business, producing an independent stream of revenues for the Company, do not exceed its recoverable value.

h)  Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i)  Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on an individual basis under the deferred tax method.

The deferred tax balance as of the end of each year has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax �easurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of the asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each year-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year’s taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in the event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to record accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Oil and gas production in Bolivia are subject to royalties and direct taxes that, overall, represent 50% of the estimated wellhead value of such products, which is taken be the invoicing price less associated transportation expenses. Royalties are charged to production costs in the “Oil and gas royalties” account. In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.  In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at the rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of December 31, 2005, was 25.8%.  Production of natural gas in Peru is subject to a fixed royalty of 24.5%.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement since 2002, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG and 20% for natural gas. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones’s legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings per share:

Earnings per share for the years ended December 31, 2005, 2004 and 2003, were calculated on the basis of the number of outstanding shares in each year, net of treasury stock. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant currency, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and other products derived from electricity generation. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

 Revenues from the production of oil and natural gas properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized when services are rendered.

Sales between group companies are based on prices generally equivalent to commercially available prices.

o) Statement of income accounts:

Restated into constant currency , according to Note 2.c), considering the following:

-  The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

-   Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

-   Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that which is granted by the supplier of the goods, that which is billed in foreign currency, or that which is obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which – among other measures – abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As described above, as of December 31, 2005, 2004 and 2003, the Company has capitalized exchange differences, principally through the investment in Ciesa, amounting to a residual value of 25, 26 and 27. Additionally, as of December 31, 2004 and 2003, the Company has capitalized exchange differences, principally through the investment in Citelec, amounting to a residual value of 17 and 19.

5.  Accounting for derivative financial instruments

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the year in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized as income under “Financial income (expense) and holding gains (losses)”.

a)   Instruments that qualify for hedge accounting

Hedge of produced crude oil price

These instruments use West Texas Intermediate (WTI) as the reference price, which is used mainly to determine the sale price in the market.

As of December 31, 2005 and 2004 the Company did not have positions in derivatives of the crude oil price related to the future production that qualify for hedge accounting purposes.

As of December 31, 2003 the accrued portions of hedge instruments represented a lower sale of 81.

Hedge of interest rates

As of December 31, 2004 and 2003 the Company has an agreement for the purpose of hedging class “C” notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per year.  This contract term expired in July 2005. For 2004 and 2003, the effect of such agreement is disclosed in the “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” account.

b)   Instruments that do not qualify for hedge accounting

As of December 31, 2005, 2004 and 2003, losses of derivative financial instruments that do not qualify for hedge accounting amount to 295, 688 and 294, respectively.

c)  Other operations with derivative instruments

The Company makes forward sales of US dollars in exchange for Argentine pesos. As of December 31, 2005, the nominal value of effective contracts amounts to US$ 52 million at the average exchange rate of 3.00 Argentine pesos per US dollar. During the current year, the Company recognized a 4 loss.

6.   Oil and gas areas and participation in joint ventures

As of December 31, 2005, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 22.h).

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement (See Operations in Venezuela).  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

The New Oil & Gas Law No. 3,058 became effective in Bolivia on May 19, 2005.  Among other issues it provides for a larger tax burden for oil and gas companies through royalties that amount to 18% and a Direct Tax on Hydrocarbons (IDH) amounting to 32% to be directly applied on the total of production.  These taxes complement the existing ones through Law No. 843.  In addition, the new law provides for the migration of the shared-risk contracts to new ones in conformity with the premises established and introduces changes in the derivative products distribution business. To date, the Government of Bolivia has not provided oil companies with the new versions of the contracts mentioned in the Law (operation, shared production, and association). The impact of the migration of the current shared services contracts in the Company will be analyzed once the proposed versions and the regulations related thereto are published.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day.  For the middle range, the share is about 26.1%.  As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves.  Namely, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production.  For the other price ranges, a price scale was agreed upon.  The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of December 31, 2005, the Government’s shares of the oil produced at the Pata and Palo Azul fields was 67.6% and 50%, respectively.

Block 31 has no production yet, given that it is in the early stages of development, but as soon as it produces its first barrel, the Government’s share will range from 12.5% to 18.5%, depending on daily production volumes and oil density. The concession agreement for Block 31 provides for the free availability of the crude oil produced (See Operations in Ecuador).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 8.4 per barrel as of December 31, 2005, plus a capital fee for reimbursement of certain exploration and development investments. The agreement establishes an additional compensation as an incentive for additional production once the area reaches an accumulated production of 155 million barrels. During the first quarter of 2005, the consortium reached the accumulated production established by the agreement. This compensation is based on an additional rate per barrel, adjusted according to the variations in a basket of crude oil prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to incremental production, that covers investments and production costs plus a gross profit, which decreases in relation with the area profitability, up to a maximum tied to a basket of international oil prices.

Under the terms and conditions of the provisional agreements signed by Petrobras Energía Venezuela S.A., Coroil S.A., Inversora Mata S.A. and Petrolera San Carlos S.A. with PDVSA in September 2005, the total amount of accumulated payments to the contractors of Venezuelan joint ventures while they last should not exceed 66.67% of the total value determined in US dollars of the crude oil delivered (See Operations in Venezuela).

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it has committed to invest at least US$ 97 million approximately in Lot X over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties that it charges to the Company for oil and gas extraction.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 526 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project. As of December 31, 2005, Petrobras Energía Perú S.A. had invested about US$ 55 million.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to performing an environmental impact study, as well as to registration, processing and interpretation of 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.

Additionally, the Company has undertaken an investment commitment related to its share in the Cañadón del Puma area for 50% of the total US$ 8 million commitment, to be completed by May 2006. As of December 31, 2005 the consortium had invested US$ 5 million.

Asset Retirement Obligations

The following table summarizes the movements in liabilities recorded for the asset retirement obligations for the years ended December 31, 2005, 2004 and 2003:

Suspended well costs

The following table provides the year-end balances and movements for suspended exploratory well costs:

An aging of suspended well costs is shown below.

Divestments of equity in oil and gas areas

In August 2003, the Company sold to Central International Corporation, Argentine Branch, an 85% interest in the rights and obligations from the concession of the Catriel Oeste area. Considering the transfer price agreed upon, US$ 7 million, the Company recognized a loss of 28 presented  under “Other expenses,  net”.

In June 2003, the Company sold to Geodyne Energy Inc., Argentine branch, the 50% equity interest over the rights and obligations pertaining to the Faro Vírgenes concession area, recognizing a loss of 11, disclosed under “Other expenses, net”. This transaction will be settled over a ten-year period, in quarterly installments, whose value in US dollars will be determined to be 8.8% of the total production of gas from the Faro Vírgenes area for each quarter.  The Company has the option to receive such consideration directly in gas.

Recoverability of investments in Argentine oil & gas areas

The approval of the Public Emergency Law, which provided limited possibilities to negotiate gas price increases in an inflationary and devaluated context, substantially modified the profitability conditions of the gas business in Argentina.

Considering that situation, during 2003 and 2002, the Company adjusted the book value of certain investments in gas producing areas in Argentina to their fair value. During 2003, the Company recorded  a loss that amounted to 37 in the “Other expenses, net” line.

As of December 31, 2005, based on the change in the prospects of the gas business evolution in Argentina, and after analyzing the recoverability of its assets, the Company recognized earnings in the amount of 44 related to the reversal of prior impairments. This new scenario considers the regulatory changes made by the Argentine Government aimed at restoring the sector’s stability conditions, including the formulation of a price path that provides for the normalization of the price of gas for 2007.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasumí, a highly-sensible environmental area located in Ecuador’s Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the project related to the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period.

In this respect, native and environmentalist groups made public statements against the Block 31 development, arguing that the oil and gas activity endangered the park biodiversity.

On July 7, 2005, the Ministry of the Environment did not authorize the beginning of certain construction works on the Tiputini river (boundary of Parque Nacional Yasumí), the temporary river path and denied the Company entry to Parque Nacional Yasumí. A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí.  The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which has not yet pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía is negotiating with the appropriate authorities to find a solution that enables the Company to continue with the development plan of the Nenke and Apaika fields. In this regard, Petrobras Energía Ecuador filed with the Ministry of the Environment and the Ministry of Energy and Mining changes to the design of the development plan of these fields in Block 31, minimizing the national park use area. As of December 31, 2005, this situation had not yet been resolved.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of December 31, 2005 this figure amounted to US$ 2.26 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than our committed transportation capacity. This presumption is based on: (i) the probability estimated for the Block 31 development and (ii) the new vision about the Block 31 reserves potentiality. Accordingly, from July 2004 to 2012, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets. As of December 31, 2005 the Company keeps an allowance for the Ecuador’s assets depreciation of 330.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, as of December 31, 2005, the Company held letters of credit for a total amount of about US$ 128 million. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of our rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of 40% of the crude oil transportation agreement entered into with OCP. During the transition and until Block 31´s production reaches the above mentioned levels, only effective among the parties and subject to the terms and conditions mentioned above, Teikoku will assume the payment of 20% of such agreement as from July 1, 2006. In addition, and only with effect among the parties and subject to the agreed upon conditions, Teikoku will make a single payment for an additional 20% of the agreement for the shorter of the following periods: (a) from July 1, 2006, until Block 31 reaches the abovementioned production level; and (b) the consecutive 18 months prior to such production level.

This agreement enabled a 40% reduction in the letter of credits guarantying Petrobras Energía compliance with those commercial obligations assumed under the transportation agreement entered into with OCP.

Transportation agreement with Occidental Exploration and Production Company (“Oxy”)

In January 2005, the Company entered into a crude oil transport agreement with Oxy.  Under this agreement, the Company will be able to use a pipeline owned by Oxy to transport oil produced by Block 31 to OCP’s header, carrying approximately 25% of the production related to the proved reserves from Block 31. This agreement is subject to approval by the Ecuadorian Government.

The agreement is effective starting the thirty days from the beginning of operations in Block 31, or from January 2007, if it is previous, until July 2019.  A ship or pay clause is included in connection with a financial obligation for the amount of about US$ 10 million along the agreement duration.  To comply with the agreement, it will be necessary that Oxy facilities be expanded; this expansion will require an investment of about US$ 14 million.  This investment will be financed by Petrobras Energía Ecuador and will be reimbursed in the form of an offset to the transport rate to be paid, which will be about 0.7 US$/bbl –adjusted based on the type of crude oil transported. During the construction phase, a stand-by letter of credit for US$ 9 million will be granted.  The ship or pay obligation will be guaranteed by means of a stand-by letter of credit for US$ 2 million, which will be effective until the field produces 10,000 barrels per day.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered Petróleos de Venezuela, S.A. (“PDVSA”) to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by the Company to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas.  According to MEP, such operating agreements include clauses that are not consistent with the current Organic Oil and Gas Law, enacted in 2001.

These instructions establish that all the necessary measures shall be taken within a six-month term to convert all operating agreements currently effective into mixed-ownership companies in which the Government will hold an ownership interest of over 50% through PDVSA. With regards to these agreements, the MEP has instructed PDVSA that the total amount of accumulated payments to contractors during the remaining life of the operating contracts shall not exceed 66.67% of the value of oil and gas produced under the related agreement.

During 2005, through different initiatives, PDVSA exercised a strong action on the effective operating agreements as a way to promote migration. Among other actions:

(f)   PDVSA approved a reduced amount of development investments for the Oritupano Leona area;

(g)   Difficulties for the reception by PDVSA of the oil produced were verified;

(h)   Partial payment in bolivares of the billings. In this regard, in June 2005, PDVSA notified Petrobras Energía Venezuela S.A. that it would thereafter pay in bolivares the portion of remunerations provided in the operation contracts currently in effect related to the domestic component of the materials and services provided. This decision departs from the stipulations of the operation contracts mentioned above, under which PDVSA is required to make these payments in US dollars. During the transition phase, and until PDVSA performed an audit to determine the portion attributable to the domestic component, PDVSA resolved that it would pay 50% of the amounts stipulated in the contracts in US dollars and the remaining 50% in bolivares. Subsequently and based on the collections related to 2005 third quarter production, the portion of the payment in bolivares was reduced to 25%;

(i)   The SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts and, as their consequence, challenged prior tax filings. In this regard, as of December 31, 2005, the Company recorded a 54 loss; and

(j)    an increase in the income tax rate from 34% to 50%.

As a first instance, on September 29, 2005, Petrobras Energía Venezuela S.A. signed provisional agreements with PDVSA, whereby it committed itself to negotiating the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata, and also acknowledged the application of the 66.67% cap over the value paid to contractors. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.

As of December 31, 2005, estimated proved oil and gas reserves attributable to operations in Venezuela amounted to 269 MMboe, accounting for 35.4% of the Company’s total reserves.

Estimated proved oil and gas reserves as of December 31, 2005 attributable to the Company’s operations in Venezuela is calculated on the basis of the contractual structure in force as of that date.

Although the final terms for the conversion of the operating contracts are not defined as of the date of these financial statements, the Company considers, based upon the framework of the provisional agreements and the current status of conversations with PDVSA, that this process will have an adverse effect on the value of its assets and a reduction of its reserves in Venezuela.

Accordingly, as of December 31, 2005, the Company recorded provisions for 424 in order to adjust the book value of its Venezuelan assets to their recoverable value, out of which 255, 110, and 59 relate to Property, Plant and Equipment, deferred income tax assets, and noncurrent investments, respectively. In order to determine the recoverable value, the Company has made cash flows projections taking into account the current operating agreements during the negotiation period and different assumptions for the mixed-ownership structure thereafter, according to the information available at present under the current state of negotiation in progress with PDVSA. Projections are highly sensitive to any change in the assumptions considered and, as a result, the final result of the contracts conversion process mentioned above could differ materially from the estimate.

Based on the Company’s estimated participation in the mixed-owned companies and the corporate structure established to materialize the migration of operating agreements, and once such migration has been completed, the Company’s reserves in Venezuela will be shown on the Unconsolidated Companies line in the Supplementary information on oil and gas producing activities of SFAS 69 (unaudited information).

7.  Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the year ended December 31, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and Empresa Nacional de Petróleo (ENAP), and sales to such entities represented about 7%, 4%, 4% and 3%, respectively, of sales for such year, before deducting export duties.

Sales for the year ended December 31, 2004, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Glencore AG and Petrobras International Finance Co., and sales to such entities represented about 12%, 7%, 3% and 2%, respectively, of sales for such year, before deducting export duties.

Sales for the year ended December 31, 2003, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Repsol-YPF Trading y Transporte S.A. and Glencore AG, and sales to such entities represented about 11%, 7%, 5% and 4%, respectively, of sales for such year, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8.   Inventories

     The breakdown of current and non-current inventories as of December 31, 2005, 2004 and 2003, is as follows:

9.   Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected from affiliates for the years ended December 31, 2005, 2004 and 2003, are as follows:

a)  Investments

b)   Equity in earnings of affiliates

(i)       Net of adjustments incorporated to adapt TGS’s accounting principles to those of the Company amounted to zero, 1 and 30 for 2005, 2004 and 2003, respectively. (See Section II).

(ii)         Includes an allowance for investments depreciation of 145 (See Section II)

(iii)       Corresponds to non-recognized losses of the year 2002 because the valuation of the equity interest in CIESA amounted to zero, as this interest valued under the equity method would have represented a negative amount.

(iv)        Includes the reversal of the 2002 allowance, which amounted to 66.

c)   Dividends collected from affiliates

I.    Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a)   Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)   Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c)    Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by CNDC for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department. On May 26, 2005, through Resolution No. 757, the Argentine Energy Department notified the Company that it established March 31, 2006, as the deadline for Petróleo Brasileiro S.A., through Petrobras Participaciones SL, to meet the irrevocable commitment to divest its interest in Citelec. Afterwards, through Resolution No. 941, the Argentine Energy Department abrogated the deadline and determined that Petrobras Energía had to file a divestment plan for the interest in Citelec, and it will be required to report on the progress made on a quarterly basis. Fulfilling the disposed by the Resolution N° 941, as of August 5, 2005 Petrobras Energía presented to the Argentine Energy Department the plan to divest completely from the equity interest in Citelec. Consequently, as of December 31, 2005 this investment is presented as a current investment.

Citelec is not permitted to modify nor sell its Class “A” shares representing 51% of Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”) capital stock, without prior approval by the ENRE.

Transener may not modify nor sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)    Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement.  Any transfer of shares requires ENRE’s prior authorization.

e)    Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement. Prior authorization from the ENRE is required for any transfer of shares.

In July 2005, the DPEC (Provincial Energy Department of Corrientes) decided not to consent to any payment to Enecor S.A. by virtue of the electroduct contract and demanded that contract guarantors abrogate the irrevocable guarantees posted in due time. Consequently, Enecor S.A. went through the suspension of not only the royalty payment but also the guarantees posted in its favor. As a result of this action, Enecor S.A. demanded that the DPEC and the guarantors pay the royalties due and payable and to refrain from amending the electroduct contract and the guarantee system. Furthermore, constitutional actions for the enforcement of rights were filed against the entities involved in view of the apparent unlawfulness of their resolutions. On September 21, 2005, the ENRE was requested to become involved as enforcement authority of the electroduct contract. The ENRE notified the DPEC of the filing.

According to Enecor S.A.’s legal counsel, the behavior of the DPEC and the guarantors is apparently unlawful and arbitrary, and implies a clear noncompliance by these entities with the obligations and commitments assumed in due time. The controversy described generates substantial doubt as to Enecor S.A.’s ability to continue as a going concern. Based on such uncertainty, the Company booked an allowance amounting to 16 with respect to its investment in Enecor S.A.

II.   Situation of the interests in public utility companies

The scenario after enactment of the Law on Public Emergency significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that Ministry of the Economy renegotiate the agreements executed with public utilities. The Ministry of the Economy should submit a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congressional bicameral commissions.

To allow the preservation of the public services provision, and considering the renegotiation process already underway, the Executive Branch of Government issued Decree No. 146/03, authorizing an increase in gas and electrical power rates. The ombudsman and consumer associations objected the increase in rates. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy & Production, and of Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, the Argentine Congress passed a bill establishing the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of the Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  This law will also allow the Executive Branch of Government to fix public utility rates until the completion of the renegotiation process. Subsequently, Law No. 25,792 again extended the term for renegotiating public works and utilities contracts until December 31, 2005.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that it does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts taking effect during 2006. The Company stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that would only consider waiving it should it be fairly compensated.

On May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. The document establishes that from the execution of the Letter of Understanding through June 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement. As of the date of issuance of these financial statements, the Memorandum of Understanding was approved by the Argentine Senate. Its´ approval by the House of Representatives and ratification by the Federal Executive are still pending.

It is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on the companies’ results of operations and financial position.

As of December 31, 2005, the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 407, 660 and 143 (net of adjustments made to adapt  Ciesa’s valuation method to those of the Company of (40) and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally the valuation of CIESA includes 166 corresponding to the transfer to Enron of its interest in TGS (See Section III). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 145. As of December 31, 2004, the valuation of the equity interests in CIESA, TGS, Distrilec and Citelec amounted to 206, 151, 678 and 116 respectively (net of adjustments made to adapt  Ciesa and TGS’s valuation method to those of the Company of (43) and (11) , respectively, and 87 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). As of December 31, 2003, the valuation of the equity interests in CIESA, TGS, Distrilec and Citelec amounted to 190, 140, 691 and 158 respectively (net of adjustments incorporated to adapt Ciesa and TGS valuation methods to those of the Company amounted to 45 and 12, respectively, and 91 corresponding to the purchase price allocated recorded by the Company at the time of the acquisition of the interest in Distrilec)

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA and TGS, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. Such methodology has been consistently applied through June 30, 2005, in estimating the recoverable value of the investment in Citelec, by considering the listed price of the Transener’s shares. As from September 30, 2005, by virtue of the filing of the plan contemplated for the divestiture (see Section I), the shares held in Citelec were valued up to the cap of the recoverable value determined based on the probable net realizable value.

III.   CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers. On August 29, 2005, after the relevant regulatory authorities’ approvals, Enron transferred 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the remaining shares held by the latter in CIESA.

Once the debt restructuring is completed (Note 10.VIII), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV.     Expansion of TGS’s gas transportation system

In accordance with the establishment by the Argentine Government of a framework for the creation of trust funds for financing expansions to the natural gas transportation system, in June 2004, TGS submitted to the Energy Department a project to expand the transportation capacity of the San Martín gas pipeline by about 2.9 million cubic meters per day, which entered totally into operations by the end of August 2005.  TGS was in charge of managing the project and will be operating and maintaining the new facilities.

The trust fund invested about US$ 311 million, which will be repaid with 20% of the revenues from the firm additional capacity contract, plus an additional rate charge to be invoiced to certain customers. In turn, TGS invested US$ 40 million in such expansion, which will be repaid with 80% of the revenues from the additional capacity contracted.

V.    Transener S.A.’s financial debt restructuring

On June 30, 2005, Transener S.A. concluded the restructuring process of its financial debt and, as of the offer maturity date, it obtained the acceptance of regular creditors representing 98.8% of the total pending paid debt. The redeemed debt represented a nominal value of about US$ 460 million. As a result of the decisions made by creditors, the prorating and assignment mechanisms and further terms and conditions of the restructuring offer, Transener S.A. issued corporate bonds and made payments in cash pursuant to the following conditions:

(1)   Issuance of corporate bonds at par for a nominal value of about US$ 80 million, with final maturity in December 2016, accruing interest at a 3% annual rate until December 2007, and then increasing by 4% to 7% until the maturity term thereof.

(2)   Issuance of discount corporate bonds for a nominal value of about US$ 200 million, with final maturity in December 2015, accruing interest at a 9% annual rate until December 2008, and 10% for the remaining period.

(3)   Issuance of 76,017,610 Class “B” shares. At the end of the term for the holders of Transener S.A.’s class “C” shares to exercise the preemptive right and the right to accrue, the Company will make available 8,447,500 class “B” shares for shareholders or will deliver cash in lieu of class “C" shares.

(4)    Payment in cash for an amount of about US$ 70 million.

Pursuant to the financing agreements signed in connection with the debt restructuring, Transener S.A. was required to comply with a series of restrictions including, among others, restrictions on debt issuance, new investments, sale of assets and dividend distribution.

As the result of the issuance of shares described in (3), Citelec´s participation in Transener decrease from 65% to 53.67% .

10.   Financing

The detail of debt as of December 31, 2005, 2004 and 2003, is as follows:

(a) Includes 682, 1,056 and 2,536 corresponding to current portion of long-term debt for the years ended December 31, 2005, 2004 and 2003, respectively.

#

I.

Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted starting May 5, 2003, or for the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of December 31, 2005, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-     Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-     Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate.

-     Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-      Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

 -     Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.  As of December 31, 2005, the amount of US$ 87 million is effective in this class.

-     Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of December 31, 2005, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

-     Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of December 31, 2005, under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of all the corporate notes under both programs were used to refinance liabilities, and increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within the “Other receivables” account.

II.     Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants.

  III.    Covenants

Since the issuance of Class K and M corporate bonds as well as other medium-term credit instruments (“the refinanced debt”), effective as from October 2002, and while a portion of such payables remained outstanding, Petrobras Energía has been subject to the compliance with a series of restrictions and commitments that included, among others, restrictions on the payment of dividends, capital investments, granting encumbrances, incurring in a new debt, the financial debt maturity schedule and limits to the consolidated financial indebtedness level.

As from April 2005, as a result of the full redemption of the corporate bonds that formed part of the debt refinanced, the mentioned restrictions and commitments no longer apply.

IV.    Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder may be settled with the use of cash inflows. As of December 31, 2005 , the amounts outstanding from the financing of the plant were US$ 20 million, of which US$ 10 million is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

V.     Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”)

In October 1999, Innova executed a long-term loan agreement for US$ 80 million composed of tranches A and B of US$ 20 million and US$ 60 million, respectively. Amortization of the principal will be as from June 2002, in 16 and 12 semiannual installments for tranches A and B, respectively, and the Company paid in advance the remaining principal on December 2005.

The applicable interest rate is LIBOR plus 3.25%. The IFC financing was completed by issuing preferred stock of Innova in the amount of US$ 5 million.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul. The loan was secured by a mortgage on certain real property owned by Innova.

VI.     Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the IFC, which were cancelled in advance during this year.

The loan is primarily composed of a Tranche A for US$ 80 million, maturing in a term of eight and a half years, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and a Tranche C for US$ 25 million, maturing in a term of nine and a half years, at an annual LIBO nominal rate + 1.50%.

The funds obtained from this loan were used in developing the Acema, Mata, La Concepción and Oritupano Leona areas, in Venezuela.

VII.    Edesur Indebtedness

On October 5, 2004, Edesur –under its medium-term debt-securities issuance program– issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5, with a term of 18 months, and Class 6, with a term of 3 years.

The Class 5 corporate notes were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per year. As of December 31, 2005 Edesur paid 8 in advance, leaving 32 at the end of the year.

The Class 6 notes were issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per year, plus a differential margin of 3% per year.

Edesur will apply the net proceeds from this issuance to refinancing its financial liabilities.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements.

VIII.     CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.II), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. The debt to be restructured, in default as from April 2002, amounted to about US$ 270 millions.

In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 millions at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors.

On February 24, 2003, TGS started a global rescheduling process of US$ 1.027 billion of its current financial indebtedness, which represents almost the entire debt. As TGS could not meet the majority required by regulation, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment. On October 1, 2004, TGS made a new restructuring proposal covering US$ 1.018 billion of its financial debt, which ended on December 12, 2004. By that date the debt presented for swapping amounted to US$ 1.016 billion, which represents about 99.76% of TGS's financial debt. The creditors that accepted the proposal received (i) a cash payment equivalent to 11% of the outstanding principal amount, (ii) new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with quarterly amortization terms of 6 and 9 years respectively and a grace period of six years for tranch B, accruing interest rates ranging from 5.3% to 10%, and (iii) a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

The new debt has an early amortization clause, the application and amount of which, as the case may be, depends on the consolidated debt coefficient, the liquidity level and certain payments to be made subsequently by TGS.

IX.    Detail of long-term debt

Long-term debt as of December 31, 2005, is made up as follows:

The maturities of long-term debt as of December 31, 2005, are as follows:

11.   Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.

Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The total nominal value of the revenues contributed as of December 31, 2005, amounted to 54, out of which 41 is related to the year then ended. The final amount will depend, among other factors, on water conditions, the Company’s generation units delivered by CAMMESA and the resulting energy prices.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each, expecting to start operating gas turbines in December 2007 and the complete combined cycles in June 2008. Petrobras Energía will hold an estimated interest of about 10% in the Combined Cycles, which will be determined accurately when the construction of the power plants is concluded. After the start up of such plants, the amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at through LIBOR  plus 1% per year, shall be reimbursed in 120 monthly installments.

Two trusts will be created within CAMMESA’s sphere to purchase, acquire and operate the plants. These plants will be subject to a 10-year contract for the supply of electrical power with CAMMESA, with a price covering all their costs and the payments to the FONINVEMEM.

12.   Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

(1)  400 are presented in the non-current “Other receivables” line and 154 are presented in the non-current “Taxes payable” line.

(2)  600 are presented in the non-current “Other receivables” line and 117 are presented in the non-current “Taxes payable” line.

(3)  107 are presented in the current “Other receivables” line, 43 are presented in the non-current “Other receivables” line and 2 are presented in the non-current “Taxes payable” line.

(4)  Including 110 related to the deferred income tax assets allowance for Venezuelan operations.

As of December 31, 2005, the Company keeps recorded a 1,164 allowance on tax loss carryforwards because, as of that date, it is not possible to guarantee that future taxable income will be sufficient to absorb net temporary differences and accumulated tax loss carryforwards.

Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

  At the time of issuance of the financial statements for the fiscal years ended on December 31, 2005, and 2004, the Company’s Management partially reversed the tax loss carryforwards allowance recorded in prior years recognizing a gain of 197 and 268, respectively. Prospectively, the Company’s Management will continue analyzing the feasibility of recovering the tax loss carryforwards for which the allowance was recognized.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

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13.    Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

a)  Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company conducts its business considering excellence in Safety, Health and Environmental matters as a cornerstone of its corporate strategy. That is why its strategic and business plans include excellence in management and performance as a goal in Quality Assurance, Safety, Health and Environmental Protection (designated by the Spanish initials CSMS).

With its CSMS policies, the Company commits itself to ensuring the quality of its products and services, preserving the safety and health of its personnel, contractors and neighboring communities and protecting the environment. The policies of CSMS take into account advanced concepts, such as: eco-efficiency, life cycle, continuous improvement and operations sustainability.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. The Company has 23 assets certified, including ISO 14001 (Environment), ISO 9001 (Quality) and OHSAS 18001/IRAM 3800 (Security & Occupational Health) with regular external audit procedures held by third parties audit firms.

Through external audits by licensed environmental certification agencies and internal audits performed periodically, the Company monitors its operations to meet the CSMS policies mentioned above within the framework of ongoing improvement with the challenge of consolidating its performance in CSMS guaranteeing the sustainability of results. Consistently, the Company will continue making investments aimed, among other things, at implementing improvements in prevention systems and production installations.

b)   TGS stamp tax

As of the date of issuance of these financial statements, TGS is party to a claim by the Tax Bureau of the Province of Río Negro for stamp tax purportedly due on the contracts transferred by GdE and service provision offers between TGS and its customers. The total amount claimed is 438 (including fines and interest calculated as of the date of each claim). Additionally, the Tax Bureau of the Province of Neuquén maintains a claim against TGS for stamp tax due on service provision offers between TGS and its customers. The total amount claimed is 219 (not including fines and interest). In each case, TGS filed adminstrative appeals before the respective Provincial Tax Bureau. Subsequently, TGS petitioned the Supreme Court of Justice of the Nation (“SCJN”) for declaratory judgments on the legitimacy of the provincial claims.  The SCJN granted the precautionary measure requested and ordered the provinces´ Tax Bureaus to abstain from any acts aimed at collecting the stamp tax until the court had ruled on the basic issue.

In November 2005, the Argentine Supreme Court dismissed the Province of Rio Negro’s right to levy taxes on the transportation offers and contracts. In addition, the Neuquén DGR (Provincial Tax Authorities) dismissed its claim through Resolution No. 705/05.

c)   Value-added tax on operations in Ecuador

As of December 31, 2005, the Company -as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorian tax authorities ("SRI"), which is based on the VAT to be reimbursed upon exporting oil. The SRI has issued notice that it will not make the reimbursement because it considers that such item had already been considered when determining the parties respective shares of the oil produced. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil producing and exporting companies in this same dispute with the Ecuadorian Government. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorian Government has objected to the arbitration and considered it void.  On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law, which provides that the reimbursement of the tax is not applicable to the oil industry. As of December 31, 2005 the credits mentioned amounted to 78.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT. Notwithstanding, and without constituting a waiver of its legitimate rights, as of December 31, 2005, the Company recorded a 78 allowance related to these receivables (included in Note 13).

d)   Tax issues

The AFIP filed a claim to collect the tax on the transfer of fuels, which, according to tax authorities, would be levied on the import of benzene without considering that it will be used for petrochemical purposes. The total amount claimed, including interest, is 150.  Company’s Management and its legal counsel consider that there are legal reasons to assert that such a claim is not valid, and it filed a brief challenging the validity. Company’s Management based its position on the law regulating the tax, which sets forth exemptions for transfers made for a valuable consideration or gratuitously for the chemical and petrochemical industries, notwithstanding whether it is purchased locally, imported or manufactured by the Company itself.

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14.   Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of December 31, 2005, which are not disclosed in the remaining notes, amount to 45.

In addition, as of December 31, 2005, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6)

15.    Contribution, benefit pension and stock option plans of Petrobras Energía

a)   Retirees and Pensioners Fund

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for all of the Company’s employees.  Through this plan, Petrobras Energía will make contributions to a trust to be constituted. Such contributions will be related to amounts equivalent to the contributions made by the participating employees to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by the Company. The employees adhering to the plan upon the launch thereof will be entitled to choose, one time only, to make retroactive contributions as of January 1, 2004, or as of the date they started working at Petrobras Energía, which ever is most recent. As of December 31, 2005, Petrobras Energía recognized a liability and a loss of 7, related to the estimated obligation for this plan.

In addition to the plan described above, the Company will implement a benefit policy for all its employees, which will consist of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the Supplementary Pension Plan for Personnel.

Compensatory Fund

All employees of the Petrobras Energía who take part without interruption in the defined contribution plan effective at each opportunity, that have joined the Company prior to May 31, 1995, and who have reached a certain number of years of service, are participants in this defined benefit plan. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. The Company determines the liability related to this plan by applying actuarial calculation methods. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, theassets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of December 31, 2005, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, Petrobras Energía contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

Petrobras Energía admitted the advanced collection of this plan by beneficiaries should they expressly state so. All the individuals who exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)   Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i.     5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of December 31, 2005 the exercised options amounted to 4,644,196, almost entirely in cash.

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ii.    596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of December 31, 2005 the exercised options amounted to 461,177, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights from the dates mentioned above, until March 5, 2007.

2000 Plan

i.     3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of December 31, 2005 the exercised options amount 2,854,465, almost entirely in cash.

ii.    352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”). As of December 31, 2005 the exercised options amounted to 324,982, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights from the dates mentioned above, until May 29, 2006.

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 3, 6 and 8 were charged to operating expenses for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table presents a summary of the status of the Company´s stock option plans as of December 31, 2005, 2004 and 2003.

(a) Includes both options to receive an “appreciation right” and “full value”.

As of December 31, 2005 the weighted average remaining contractual life is 1 year and 1,198,803 of these options are exercisable.

16.     Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2005 the Company's capital stock totaled $2,132,043,387 fully subscribed, issued, paid-in and registered. Changes in capital stock in the last three fiscal years:

	December, 31
	2005	2004	2003

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.  Due to a decrease of 37 in the legal reserve approved by Special Shareholders' Meeting held on April 4, 2003, the Company shall not distribute benefits until reimbursement.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17.   Other receivables, other liabilities, other operating income, other expenses, net and supplemental cash flow information.

 (a)

To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated , considering that it implies profitability reinsurance, as of December 31, 2005 the Company accrued a profit of 22.

(b)   Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

As of December 31, 2005, 2004 and 2003, the accounts payable increased for the acquisition of property, plant and equipment in the amount of 56, 176 and 115, respectively.

18.    Balances and transactions with related companies

The outstanding balances from transactions with related companies as of December 31, 2005, 2004 and 2003, are as follows:

The main transactions with affiliates for the years ended December 31, 2005, 2004 and 2003, are as follows:

19.   Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)   The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b)   The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and Bahía Blanca, its gas stations and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)   The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

 d)   Gas and Energy. The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A. The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

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The following information shows total assets and net sales by geographic area.

20.   Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2005 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21.    Subsequent events

Agreement to exploit the Argentine Sea

In January 2006, Petrobras Energía, jointly with Energía Argentina S.A. (Enarsa), YPF S.A. and Petrouruguay S.A., signed an agreement to constitute a consortium engaged in oil and gas exploration in two offshore areas of the Argentine continental platform. Petrobras Energía will hold a 25% interest in the consortium. The works to be performed during the exploration stage include performing 1,000 km2 3D seismic studies and drilling an exploratory well. During this project, Petrobras’s technology and know-how will be applied, as it is a world-leader specializing in offshore exploration and a pioneer in deep and ultra deep waters ventures.

22.    Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)    Property, plant and equipment.

b)   Equity in affiliates

c)   Costs of sales.

d)   Foreign currency assets and liabilities.

e)   Consolidated detail of expenses incurred and depreciation.

f)    Information about ownership in subsidiaries and affiliates.

g)   Oil and gas areas and participation in joint ventures.

 h) Combined joint ventures and consortia assets, liabilities and results.

a)    Property, plant and equipment as of December 31, 2005, 2004 and 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of December 31, 2005, 2004 and 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the years ended December 31, 2005, 2004 and 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of December 31, 2005, 2004 and 2003

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

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e) Consolidated detail of expenses incurred and depreciation for the years ended December 31, 2005, 2004 and 2003

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of December 31, 2005

g) Oil and gas areas and participation in joint-ventures as of December 31, 2005

h) Combined joint-ventures and consortia assets and liabilities as of December 31, 2005, 2004 and 2003 and results for the years ended December 31, 2005, 2004 and 2003.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(Not covered by the Independent Public Accountants’ report)

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by Statement of Financial Accounting Standards N° 69 “Disclosures about Oil and Gas Producing Activities” and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries of Latin America; the respective detail is disclosed in Exhibit J to the financial statements.

For comparative purposes the Company modified retroactively the Supplementary information on oil and gas producing activities, including the information of  Petrolera Santa Fe S.R.L. and Petrobras Argentina S.A. for the years ended as of December 31, 2004 and 2003 (See note 1.c. to the financial statement)

The amounts derived from minority interest in consolidated subsidiaries are not significant, therefore, they have not been included.

Amounts in millions of pesos are stated as mentioned in note 2.II to the financial statements.

Operations in Venezuela

Supplementary information on oil and gas producing activities as of December 31, 2005 attributable to the Company’s operations in Venezuela is calculated on the basis of the contractual structure in force as of such date. As described in note 2to the financial statements, the Company has undertook a migration process as to its operations in Venezuela implying conversion of operating agreements in force into partially state-owned companies that will be majority-owned by the Venezuelan Government, through Petróleos de Venezuela S.A. As of December 31, 2005, estimated proved oil and gas reserves attributable to operations in Venezuela amount to 269 MMboe, accounting for 35.4% of the Company’s total reserves; estimated future net cash flows attributable to Venezuela amount to P$5,385 million, accounting for 30.9% of estimated net cash flows.

Although the final terms for the conversion of the operating contracts are not defined as of the date of these financial statements, the Company considers, based upon the framework of the provisional agreements and the current status of conversations with PDVSA, that this process will have an adverse effect on the value of its assets and a reduction of its reserves in Venezuela.

Based on the corporate structure established to materialize the migration of operating agreements, and once such migration has been completed, the Company’s interest in operations in Venezuela will be shown on the Unconsolidated Companies line.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2005, 2004 and 2003, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances which reduce the value of assets.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2005 2004 and 2003. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2005, 2004 and 2003. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

* Includes (135) in exploration costs and (279) in depreciation, depletion and amortization, for provisions of operations in Ecuador.

Estimated oil and gas reserves

Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America. The Company's reserve estimates as of December 31, 2005, 2004 and 2003, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered the 95%, 95% y 92% for the years 2005, 2004 and 2003 of the estimated reserves of the Company. Reserves which have not been certified are attributable to estimated reserves related to areas where no operations are performed by the Company. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2005, 2004 and 2003:

Estimated proved oil and gas reserves attributable to the Company’s operations in Venezuela are calculated on the basis of the contractual structure in force as of December 31, 2005. (See Operations in Venezuela)

The estimated reserves were subjected to economic tests to determine economic limits. Such estimated reserves in Argentina, Perú and Bolivia, are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage. In Venezuela, the Company receives, for its interest in the “Oritupano-Leona” Block, an operational fee per barrel delivered to the Government of Venezuela. Additionally, the Company receives a fee for reimbursement of certain capital expenditures. In the Mata, Acema and La Concepción areas, the Company collects a variable fee per barrel delivered that contemplates production costs plus a mark-up. Under these contracts, the Venezuelan government maintains full ownership of all hydrocarbons in fields. The reserve volumes in Venezuela are computed by multiplying the Company's working interest by the gross proved recoverable volumes for the contract area. In accordance with the agreement governing current petroleum operations in Venezuela, the Company is exempt from production royalty payments.

Had the economic method of calculating proved reserves (future expected cash flows of each field divided by the oil market prices at year end) been used, the reported amounts of crude oil, condensate and natural gas liquids proved reserves for consolidated companies in "Rest of Latin America" would have decreased by approximately 27.5%, 26.8% y 22.9%, and the reported crude oil, condensate and natural gas liquids proved reserves for unconsolidated companies in "Rest of Latin America" would have decreased by approximately 44.0%, 40.4% y 37.3% as of December 31, 2005, 2004 and 2003, respectively. The information in this paragraph was not audited by Gaffney, Cline & Associates.

Estimated proved reserves as of December 31, 2005 attributable to the Company’s operations in Bolivia were certified under the agreements and the regulatory framework in force as of December 31, 2005. However, as stated by the new Government that took over in January 2006, the regulatory framework governing operations in Bolivia may be subject to changes that may adversely affect the Company’s reserves.

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by Statement of Financial Accounting Standards N° 69, such future net cash flows were estimated using each year-end prices and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31,2005, 2004 and 2003:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/28/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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